August 2, 2005

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Extraordinary General Meeting of Shareholders to be held at 4:00 p.m. local time on August 23, 2005, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposal to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” the proposal as specified on the enclosed proxy card.

We look forward to greeting all the shareholders who will be present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Haifa, Israel

August 2, 2005

This is notice that an Extraordinary General Meeting of Shareholders of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on August 23, 2005, at 4:00 p.m. local time, for the following purpose:

to approve and ratify the share transfer deed entered into by the Company on July 6, 2005 regarding the purchase from Koor Industries Ltd. (“Koor”) of its ordinary shares in Elisra Electronic Systems Ltd., as well as to approve and ratify the amendment agreement entered into on July 6, 2005 by the Company and Koor relating to the amended share transfer deed and amended shareholder agreement, amending the original agreements entered into on December 27, 2004 regarding the Company’s purchase of Koor’s ordinary shares in Tadiran Communications Ltd.

Shareholders of record at the close of business on August 1, 2005, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors,

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY

GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Extraordinary General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:    The Meeting will take place at 4:00 p.m. local time, on Tuesday, August 23, 2005, at the Company’s offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:    The record date is August 1, 2005, and all shareholders holding shares at the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

Q:	What is the matter to be voted on at the Meeting?

A:    The matter to be voted on is:

to approve and ratify the share transfer deed entered into by the Company and Koor Industries Ltd. (“Koor”) on July 6, 2005 regarding the purchase from Koor of its ordinary shares in Elisra Electronic Systems Ltd., and to approve and ratify the amendment agreement entered into on July 6, 2005 by the Company and Koor relating to the amended share transfer deed and the amended shareholders agreement, amending the original agreements entered into on December 27, 2004 regarding the Company’s purchase of Koor’s ordinary shares in Tadiran Communications Ltd.

Q:	Does the Company and its Board of Directors support the proposal to be voted on at the Meeting?

A:    Yes.

Q:	What voting majority is required?

A:    The required voting majority, whether voting in person or by proxy, for approval of the Resolution in the Proxy Statement (not taking into account abstentions) is:

A majority of the shares voted regarding the Resolution in the Meeting, provided that (i) the majority includes at least one-third ( 1/3) of the total votes of shareholders having no “Personal Interest” in the matter underlying the Resolution who vote on the Resolution at the Meeting or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the Resolution does not exceed one percent (1%) of the Company’s voting rights.

Q:	Does the Company’s management believe that both the Elisra Acquisition and the Amended Tadiran Acquisition are beneficial to the Company?

A:    Yes. The Company’s management believes that both the Elisra Acquisition and the Amended Tadiran Acquisition are beneficial to the Company both from a financial and a strategic standpoint.

Q:	Why are you being asked to approve the agreements relating to the Elisra Acquisition and the Amended Tadiran Acquisition?

A:    Under Israeli law, the Tadiran Acquisition is considered an “interested party transaction” in which a controlling shareholder of the Company, Federmann Enterprises Ltd. (“FEL”) has a “Personal Interest”. This is due to the signing of the original agreements and performance of the Tadiran Acquisition concurrently with the agreements and transaction between Koor and FEL regarding the purchase by Koor from FEL of shares in the Company. Koor also has a Personal Interest in the Tadiran Acquisition. Therefore, even though the Company’s management supports the Tadiran Acquisition irrespective of the Koor—FEL transaction, Israeli law requires that as an interested party transaction, the Tadiran Acquisition be approved by the Company’s Audit Committee and Board of Directors (without participation by directors having a Personal Interest in the transaction), as well as the Company’s shareholders. The Company’s Audit Committee and Board of Directors approved the Tadiran Acquisition on January 6, 2005, and the Company’s shareholders approved the Tadiran Acquisition by the required majority on February 28, 2005.

The agreements relating to the Elisra Acquisition and the Amended Tadiran Acquisition were signed on the

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same day as the amendments to the agreements relating to the Koor—FEL Transaction, each as described in the Proxy Statement. Therefore, for reasons similar to those stated above, the Elisra Acquisition and the Amended Tadiran Acquisition also may be considered under Israeli law an interested party transaction in which FEL has a Personal Interest. Koor also has a Personal Interest in the Elisra Acquisition. Accordingly, the Company’s Audit Committee and Board of Directors (without participation by directors having a Personal Interest in the transactions) approved the Elisra Acquisition and the Amended Tadiran Acquisition on July 6, 2005, and the transactions are now being submitted for approval by the Company’s shareholders pursuant to the Proxy Statement.

Q:	What process was followed to review and approve the Elisra Acquisition and the Amended Tadiran Acquisition by members of the Company’s Audit Committee and Board of Directors who do not have a Personal Interest in the transactions?

A:    As further described in the Proxy Statement, the Audit Committee in a series of meetings considered the impact of the Elisra Acquisition as well as the Amended Tadiran Acquisition on the Company, irrespective of the Koor—FEL transaction. For this purpose the Audit Committee members included four directors with no Personal Interest in the Elisra Acquisition, the Amended Tadiran Acquisition or the Koor—FEL transaction, and each of those directors meet the board member independence criteria of the U.S. Sarbanes-Oxley Act as well as the Nasdaq Marketplace Rules.

During its considerations, the Audit Committee obtained an independent “fairness opinion” regarding the Elisra Acquisition, an English translation of which is attached to the Proxy Statement. Following its considerations, the Audit Committee as well as the Board of Directors, consisting for this purpose of the same directors who served on the Audit Committee plus an additional director, with no Personal Interest in the applicable transactions and who also meets the above mentioned board member independence criteria, concluded that the Elisra Acquisition, as well as the Amended Tadiran Acquisition are beneficial both to the Company and all of its shareholders and unanimously approved the applicable agreements.

Q:	What do I need to do now?

A:    Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for all of the proposals, however for purposes of Item 1 you must indicate on the proxy card whether or not you have a personal interest in the transaction.

Q:	What do I do if I want to change my vote?

A:    Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q:	If my shares are held in “street name” by my broker, a bank or other representative, will my representative vote my shares for me?

A:    If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A:    For additional information about the Meeting, please contact during regular office hours, Sunday through Thursday, Ilan Pacholder, the Company’s Corporate Secretary at the Company’s offices in Haifa, Israel, telephone 011-972-4-8316632.

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ELBIT SYSTEMS LTD.

Advanced Technology Center

P.O. Box 539

Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the shareholders of ordinary shares, NIS 1.00 nominal value, of Elbit Systems Ltd. (the “Company” or “Elbit Systems”) in connection with the Board of Directors’ solicitation of proxies for votes to be cast at the Shareholders’ Extraordinary General Meeting to be held on Tuesday, August 23, 2005 (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Extraordinary General Meeting of Shareholders.

It is proposed that at the Meeting the shareholders adopt a resolution concerning the following:

to approve and ratify the share transfer deed entered into by the Company on July 6, 2005 regarding the purchase from Koor Industries Ltd. (“Koor”) of its ordinary shares in Elisra Electronic Systems Ltd. (“Elisra”); and the amendment agreement entered into on July 6, 2005 by the Company and Koor relating to the share transfer deed and the shareholders agreement between the Company and Koor, each originally entered into on December 27, 2004 regarding the purchase of Koor’s ordinary shares in Tadiran Communications Ltd. (“Tadiran”).

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on August 1, 2005, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on July 15, 2005, 40,769,632 ordinary shares, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount includes 23,091 ordinary shares held by a subsidiary of the Company but does not include 385,000 ordinary shares held by the Company as treasury shares.) No less than two shareholders present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company’s Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders’ names appear in the Company’s Register of Shareholders.

Approval of the resolution contained in this Proxy Statement regarding the purchase of Koor’s shares in Elisra and in Tadiran (the “Resolution”) requires a majority of the shares voted regarding the Resolution in the Meeting, whether in person or by proxy, provided that (i) the majority includes at least one-third ( 1/3) of the total votes of shareholders having no “Personal Interest” in the matter underlying the Resolution who vote on the Resolution at the Meeting (abstentions will not be taken into account) or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the Resolution does not exceed one percent (1%) of the Company’s voting rights.

In order to be counted for voting with respect to the Resolution contained in this Proxy Statement, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a Personal Interest in the matter underlying the Resolution. Shares of a shareholder who does not so indicate whether or not there is a Personal Interest will not be voted for the Resolution.

Under the Israeli Companies Law—1999 (the “Companies Law”), a Personal Interest means a person’s interest in an act or transaction of a company, including an interest of such person’s relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person’s holding of shares in that company will not be considered a Personal Interest.

VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of the Resolution to be presented for voting at the Meeting, provided that, as described above, voting for the proposed Resolution requires specifying whether or not there is a Personal Interest. Abstentions will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about August 2, 2005, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

BENEFICIAL OWNERSHIP OF SECURITIES BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of July 15, 2005, to the best of the Company’s knowledge, the number of ordinary shares (1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s ordinary shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)(6)	17,755,448		43.55%

Heris Aktiengesellschaft	3,836,458	(3)	9.41%
c/o 99 Hayarkon Street Tel-Aviv, Israel(6)

Bank Leumi Group Tel-Aviv, Israel(4)	2,258,980		5.54%

Bank Hapoalim Group Tel-Aviv, Israel(4)	2,172,765		5.32%

Koor Industries Ltd. 14 Hamelacha Street Rosh Ha’ayin, Israel(5)(6)	2,160,000		5.29%

All officers and directors	375,746	(7)	0.92%
as a group (28 persons)

(1)	The total number of ordinary shares includes 23,091 ordinary shares held by a subsidiary of Elbit Systems but excludes 385,000 ordinary shares held by Elbit Systems as treasury shares.

(2)	Federmann Enterprises Ltd. (“FEL”) owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL. As of July 15, 2005, 5,655,448 Elbit Systems ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in July 2004 of the Elbit Systems shares then held by Elron Electronic Industries Ltd.

(3)	The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	The holdings in Elbit Systems’ shares by the Bank Leumi and the Bank Hapoalim Group are divided among several entities, mainly mutual and/or provident funds.

(5)	The Elbit Systems shares held by Koor have been pledged in favor of Bank Hapoalim B.M. (“Bank Hapoalim”) as a guarantee for a loan provided by Bank Hapoalim to Koor.

(6)	FEL and Heris (collectively the “Federmann Group”) and Koor may be deemed for purposes of U.S. securities laws and Israeli corporate and securities laws to be joint owners of the aggregate ordinary shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 27, 2004, which entered into force on April 18, 2005, and as amended, between the Federmann Group and Koor, which provides, among other things, for Koor to vote at general shareholders meetings of Elbit Systems in accordance with the Federmann Group’s instructions with certain exceptions. The Federmann Group and Koor have each disclaimed beneficial ownership of the other’s ordinary shares in Elbit Systems.

(7)	This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 206,942 shares underlying options that are currently exercisable or that will become exercisable within 60 days of July 15, 2005. A portion of the underlying options are “phantom options” that have been calculated based on Elbit Systems’ July 15, 2005 share closing price on TASE of $23.16.

APPROVAL AND RATIFICATION OF THE SHARE TRANSFER DEED

RELATING TO THE PURCHASE OF KOOR’S SHARES IN

ELISRA AND THE AMENDMENTS TO THE AGREEMENTS TO

PURCHASE KOOR’S SHARES IN TADIRAN

The Elisra Acquisition

On July 6, 2005, the Company signed a share transfer deed (the “Elisra Deed”) with Koor regarding the Company’s purchase from Koor of the 81,697,000 ordinary shares of Elisra held by Koor, which represent 70% of Elisra’s issued and outstanding shares. The transaction described in the Elisra Deed is referred to as the “Elisra Acquisition”.

The Elisra Defense Group is mainly comprised of Elisra, a privately held Israeli company, and Elisra’s two wholly-owned Israeli subsidiaries—Tadiran Electronic Systems Ltd. (“Tadiran Systems”) and Tadiran Spectralink Ltd. (“Spectralink”). The Elisra Defense Group, which currently has approximately 1,250 employees, specializes in the design, manufacture, integration and support of advanced defense solutions for air, sea and land deployment for customers in over 25 countries. Koor currently owns 70% of Elisra’s shares, with the balance being owned by Elta Systems Ltd., a subsidiary of Israel Aircraft Industries Ltd.

The aggregate consideration to be paid by the Company to Koor, at the completion of the Elisra Acquisition, is $70 million, payable in cash. Interest is payable for any amounts paid after January 6, 2006. In addition, as described in the Elisra Deed (see Annex B to this Proxy Statement), the parties agreed on additional conditional consideration payable by the Company to Koor as a result of potential future insurance proceeds relating to the fire at Tadiran Systems’ and Spectralink’s plant in 2001. Moreover, Koor may purchase from Elisra, for a price of $7 million, a wholly-owned Israeli subsidiary of Elisra, Dekolink Wireless Ltd. (“Dekolink”), a start-up company engaged in the cellular networks area. Koor must complete its purchase of Dekolink within 90 days after the completion of the Elisra Acquisition.

The Elisra Acquisition is subject to the approvals specified in the Elisra Deed, as described in Annex A hereto, including the approval of the Company’s shareholders at a general shareholders meeting as is being requested in this Proxy Statement. Such approvals are to be obtained, and the closing of the Elisra Acquisition is to be completed by September 6, 2005. However, in order to complete approvals by applicable antitrust authorities, either Koor or the Company may extend such period to October 6, 2005 and also until January 6, 2006, and both Koor and the Company may mutually agree to further extend such period.

In general, subject to certain exceptions, the Elisra Acquisition is to be performed concurrently with the completion of “new Stage C” of the Amended Tadiran Acquisition as described in the Elisra Deed.

The major provisions of the Elisra Deed are summarized in Annex A to this Proxy Statement, and an English translation of the Elisra Deed (including Appendix 10.6 but not including other Appendices) is attached in its entirety as Annex B to this Proxy Statement.

All the translations referenced in this Proxy Statement are being attached for the convenience of the reader, and in the event of any discrepancy between the translations and the original Hebrew documents, the Hebrew documents will prevail.

The Original Tadiran Acquisition

On December 27, 2004, the Company signed a share transfer deed (the “Tadiran Deed”) and a shareholders agreement (the “Tadiran Shareholders Agreement”) with Koor regarding the Company’s purchase from Koor of the 3,944,276 ordinary shares then held by Koor in Tadiran, which represented approximately 32% of Tadiran’s issued and outstanding ordinary shares based on Tadiran’s then current share capital. The transactions described in the Tadiran Deed and the Tadiran Shareholders Agreement are referred to as the “Tadiran Acquisition”, and the Tadiran Deed and Tadiran Shareholders Agreement are referred to collectively as the “Tadiran Acquisition Agreements”. The overall consideration to be paid by the Company to Koor for the Tadiran Acquisition is approximately $146 million, based on a purchase price of $37 per share. Interest is payable for amounts paid after April 1, 2005. The Tadiran Acquisition Agreements were approved by the Company’s shareholders at a general shareholders meeting held on February 28, 2005.

The Tadiran Acquisition was originally to be made in two stages. In “Stage A” (as defined in the Tadiran Deed), which was completed on April 18, 2005, the Company purchased from Koor 1,700,000 ordinary shares of Tadiran, which then constituted approximately 13.7% of Tadiran’s ordinary shares. Together with the approximately 6.3% of Tadiran’s ordinary shares previously held by the Company, the Company owned approximately 21% of Tadiran’s ordinary shares on the completion of Stage A (based on Tadiran’s then current share capital). Also on completion of Stage A, three directors (out of a total of 12 directors on Tadiran’s Board of Directors) nominated by the Company were appointed to the Tadiran Board of Directors (the “Tadiran Board”). The Tadiran Shareholders Agreement also became effective on the completion of Stage A of the Tadiran Acquisition and provides for other rights and obligations of Koor and the Company as shareholders in Tadiran, as more fully described in Annex C-2 hereto.

In “Stage B” (as defined in the original Tadiran Deed), the Company was to purchase the balance (an additional 2,244,276 shares) of the Tadiran ordinary shares then held by Koor. Also, on completion of Stage B, Koor was to support the appointment or election of directors to Tadiran’s Board, so that following such appointment or election, more than 50% of the directors on Tadiran’s Board (including External Directors) will be nominees of the Company.

Stage B was subject, among other conditions precedent to the original Tadiran Deed, to Tadiran purchasing at least 70% of the outstanding share capital of Elisra (such purchase referred to as the “Elisra Acquisition by Tadiran”). The original Tadiran Deed provided that if the Elisra Acquisition by Tadiran did not occur within 16 months of the date of the Tadiran Acquisition Agreements (which period was extended in April 2005 by an additional four months), and subject to the terms of the Tadiran Deed, neither the Company nor Koor would be obligated to complete Stage B of the Tadiran Acquisition. However, in such case Koor would act to cause Koor and the Company to have equal representation on the Tadiran Board, as provided in the Tadiran Shareholders Agreement.

The Tadiran Acquisition was to be performed concurrently with the Koor—FEL Transaction as described below.

The Amended Tadiran Acquisition

On July 6, 2005, the Company and Koor entered into amendments to both the Tadiran Deed (the “Amended Tadiran Deed”) and the Tadiran Shareholders Agreement (the “Amended Tadiran Shareholders Agreement”). The amendments are implemented through the Amendment to Share Transfer Deed and Shareholders Agreement entered into by the Company and Koor on July 6, 2005 (the “Tadiran Amendment Agreement”). The Amended Tadiran Deed, the Amended Tadiran Shareholders Agreement and the Tadiran Amendment Agreement are referred to as the “Amended Tadiran Acquisition Agreements” and the transaction described therein is referred to as the “Amended Tadiran Acquisition”.

The major revisions in the Amended Tadiran Acquisition Agreements relate to the addition of a “new Stage B”, which is to be implemented following the approval of the Elisra Acquisition and the Amended Tadiran Acquisition by the Company’s shareholders. Under the new Stage B, the Company will accelerate the purchase from Koor of 623,115 ordinary shares in Tadiran which represent approximately 5% of Tadiran’s shares, resulting in the Company holding a total of approximately 26% of Tadiran’s shares based on Tadiran’s current share capital. On completion of the new Stage B, the Company and Koor will have equal representation on Tadiran’s Board, and the Company will have the right to nominate the Tadiran Board Chairman for a term of 24 months commencing on the completion of the new Stage B. Thereafter, Koor and the Company will have the right on a rotating basis to nominate the Chairman for 24-month periods. Also on completion of the new Stage B the provisions of the Amended Tadiran Shareholders Agreement relating to joint control in Tadiran will enter into effect.

Under the Amended Tadiran Deed, the Company will purchase the balance (an additional 1,621,161 shares) of the Tadiran shares held by Koor under a “new Stage C”. The new Stage C would not be subject to the Elisra Acquisition by Tadiran and, in general, would occur concurrently with the completion by the Company of the Elisra Acquisition. However, if all the conditions precedent to the completion of the new Stage C occur, but there is an impediment to the completion of the Elisra Acquisition, the new Stage C can be completed in several situations, and mainly if one of the following occurs: (i) Koor requests to complete the new Stage C; (ii) the impediment to the completion of the Elisra Acquisition is due to Koor’s breach of the Elisra Deed; (iii) within 16 months of the signing of the Tadiran Amendment Agreement an alternative transaction was completed, in which a third party purchased Koor’s holdings in Elisra (the “Alternative Transaction”) on equal or better consideration and terms than the Elisra Acquisition; or (iv) in the event the Alternative Transaction is on inferior consideration and terms than the Elisra Acquisition, the Company has the right to complete the new Stage C, if the Company pays Koor additional consideration that equals the difference between the consideration of the Elisra Transaction and the Alternative Transaction.

The total consideration for the Amended Tadiran Acquisition remains the same as under the original Tadiran Acquisition. Under the Amended Tadiran Acquisition, the Company acquired approximately 13.6% of Tadiran’s shares in Stage A and will purchase approximately 5% and 13%, respectively, in Stages B and C, in each case based on Tadiran’s current share capital. The consideration per share in each Stage is equivalent to $37, plus interest and less any dividends distributed by Tadiran during the applicable period.

English translations of the Amended Tadiran Deed and the Amended Tadiran Shareholders Agreement, each marked to show changes from the original agreements, and the Tadiran Amendment Agreement are attached in their entirety as Annexes C-1, C-2 and C-3, respectively, to this Proxy Statement.

The Original Koor—FEL Transaction

Concurrently with the signing of the original Tadiran Acquisition Agreements, Koor signed a Share Transfer Deed (the “Koor—FEL Deed”) and a Shareholders Agreement (the “Koor—FEL Shareholders Agreement”) with the Federmann Group (which consists of FEL and a subsidiary of FEL) relating to the purchase by Koor from FEL of 4,000,000 ordinary shares of the Company, representing approximately 9.8% of the Company’s issued and outstanding ordinary shares based on the Company’s then current share capital (the “Koor—FEL Transaction”). The Koor—FEL Deed and the Koor—FEL Shareholders Agreement are referred to as the “Koor—FEL Agreements”. The total consideration to be paid by Koor to FEL under the Koor—FEL Transaction was approximately $99 million, based on a purchase price of $24.70 per Company share. Interest is payable for any amounts paid after April 1, 2005.

The Koor—FEL Transaction was to occur in two stages. “Stage A” (as defined in the Koor—FEL Deed) occurred on April 18, 2005, concurrently with Stage A of the Tadiran Acquisition. Pursuant to Stage A of the Koor—FEL Transaction, Koor purchased 2,160,000 ordinary shares, representing approximately 5.3% of the Company’s shares (based on the Company’s then current share capital), and one director nominated by Koor, Jonathan Kolber, was appointed to the Company’s Board of Directors (the “Company’s Board”).

Under the Koor—FEL Shareholders Agreement, which became effective upon the completion of Stage A of the Koor—FEL Transaction, Koor obtained certain tag-along rights in the event of Federmann Group’s sale of shares in the Company, and Koor is also subject to certain restrictions on the transfer of its shares in the Company. Also, Koor agreed to vote at general shareholders meetings of the Company in accordance with the Federmann Group’s instructions, with certain exceptions, and Koor received certain additional non-transferable rights, all as described in the Koor—FEL Shareholders Agreement.

“Stage B” (as defined in the Koor—FEL Deed) was also to have occurred concurrently with Stage B of the Tadiran Acquisition, subject to certain exceptions as described in the Koor—FEL Deed. Under Stage B of the Koor—FEL Transaction, Koor was to have purchased from FEL an additional 1,840,000 ordinary shares, representing approximately 4.5% of the Company’s shares (based on the Company’s then current share capital). Also under Stage B, FEL was to have supported the appointment of an additional director to the Company’s Board (such that Koor nominees would consist of two directors but not less than 20% of the directors on the Company’s Board).

The Amended Koor—FEL Transaction

On July 6, 2005, Koor and FEL entered into amendments to the Koor—FEL Deed (the “Amended Koor—FEL Deed”) and the Koor—FEL Shareholders Agreement (the “Amended Koor—FEL Shareholders Agreement”). The amendments are implemented through the Amendment to Share Transfer Deed and Shareholders Agreement entered into by Koor and the Federmann Group on July 6, 2005 (the “Koor—FEL Amendment Agreement”). The Amended Koor—FEL Deed, the Amended Koor—FEL Shareholders Agreement and the Koor—FEL Amendment Agreement are referred to as the “Amended Koor—FEL Agreements”, and the transaction described therein is referred to as the “Amended Koor—FEL Transaction”.

Pursuant to the Amended Koor—FEL Transaction, in Stage B Koor is to purchase 1,000,000 ordinary shares (representing approximately 2.45% of the Company’s shares based on the Company’s then current share capital) rather than 1,840,000 ordinary shares as provided in the original Koor—FEL Deed (representing approximately 4.5% of the Company’s shares based on the Company’s then current share capital). The closing of Stage B of the Amended Koor—FEL Transaction is to occur on October 4, 2005 or such earlier date as may be agreed by FEL and Koor. The Amended Koor—FEL Transaction is not conditioned on the completion of any stages of the Tadiran Acquisition or on the completion of the Elisra Acquisition, and the Amended Koor—FEL Transaction is not subject to any conditions precedent.

Following the completion of Stage B of the Amended Koor—FEL Transaction, Koor will own 3,160,000 ordinary shares of the Company, representing approximately 7.75% of the Company’s shares based on the Company’s current share capital. Also on completion of Stage B of the amended Koor—FEL Transaction, another director nominated by Koor will be appointed to the Company’s Board. The consideration per share to be paid by Koor to FEL remains the same as under the original Koor—FEL Deed, and the other provisions of the original Koor—FEL Agreements remain substantially the same.

English translations of the Amended Koor—FEL Deed and the Amended Koor—FEL Shareholders Agreement, each marked to show changes from the original agreements, and the Koor—FEL Amendment Agreement are attached in their entirety as Annexes D-1, D-2 and D-3, respectively, of this Proxy Statement.

Interested Party Transaction

The Company’s management believes that both the Elisra Acquisition and the Amended Tadiran Acquisition are beneficial to the Company irrespective of the Koor—FEL Transaction. However, under Israeli law, since the original agreements relating to the Tadiran Acquisition and the Koor—FEL Transaction were signed concurrently, and Stage A of the two transactions occurred concurrently, and since the Federmann Group is considered a controlling shareholder of the Company, the Tadiran Acquisition was considered an “interested party transaction” in which the Federmann Group had a Personal Interest. Accordingly, the original Tadiran Acquisition was subject to, and received the approval of, the Audit Committee of the Company’s Board (the “Audit Committee”) and the Company’s Board, each with the participation of directors who are not affiliated with the Federmann Group, as well as the Company’s shareholders by a special majority required by the Companies Law for transactions of this nature.

The Amended Tadiran Acquisition may also be considered an interested party transaction in which the Federmann Group has a Personal Interest for the reasons set forth above in connection with the original Tadiran Acquisition and also since the Amended Tadiran Acquisition Agreements were signed on the same day as the Amended Koor—FEL Agreements. Koor also has a Personal Interest in the Amended Tadiran Acquisition, since it is a party thereto. Moreover, the Federmann Group may be considered to have a Personal Interest in the transaction by virtue of the Amended Koor—FEL Shareholders Agreement. In addition, since there is an interrelationship between the Elisra Deed and the Amended Tadiran Acquisition Agreements and these agreements were signed concurrently, the Elisra Acquisition also may be considered as an interested party transaction in which the Federmann Group has a Personal Interest. Koor also has a Personal Interest in the Elisra Acquisition, since it is a party thereto. Moreover, the Federmann Group may be considered to have a Personal Interest in the transaction by virtue of the Amended Koor—FEL Shareholders Agreement. Accordingly, both the Elisra Deed and the Amended Tadiran Acquisition Agreements were approved by the Audit Committee and the Company’s Board and are being submitted for shareholder approval under this Proxy Statement. The special majority required by the Companies Law for shareholder approval of this matter is described above under “Quorum and Voting Requirements”.

Process Followed by the Audit Committee and the Board

As stated above, the Audit Committee reviewed the Elisra Acquisition as well as the Amended Tadiran Acquisition due to their being considered by the Company, under Israeli law, to be interested party transactions in which controlling shareholders, the Federmann Group and Koor, have Personal Interests. The participants in the Audit Committee’s deliberations for this purpose, consisted of the four Audit Committee members as well as another Board member, none of whom are affiliated with the Federmann Group or Koor or have a Personal Interest in the Elisra Acquisition, the Amended Tadiran Acquisition or the Amended Koor—FEL Transaction. In addition, each of those directors meets the independence criteria of the U.S. Sarbanes-Oxley Act and the Nasdaq Marketplace Rules.

In the course of numerous meetings over a period of several weeks, the Audit Committee reviewed the Elisra Acquisition as well as the Amended Tadiran Acquisition, from both a financial and strategic perspective, in order to determine whether the transactions are beneficial to the Company, without regard to the Amended Koor—FEL Transaction or any possible Personal Interest of the Federmann Group or Koor. In the course of its considerations the Audit Committee reviewed the terms of the Elisra Deed as well as the Amended Tadiran Acquisition Agreements. The Company’s management made presentations to the Audit Committee regarding the implications to the Company of the Elisra Acquisition from a strategic and financial perspective as well as the implications to the Company of the Amended Tadiran Acquisition. The Company’s finance department presented the Audit Committee with the anticipated financial impact of the Elisra Acquisition on the Company and its financial results. The Audit Committee also consulted with both the Company’s in-house counsel as well as outside counsel, who had no role in advising the Federmann Group or Koor in the Amended Koor—FEL Transaction, regarding the Audit Committee’s role in reviewing transactions of this nature.

Fairness Opinion

The Audit Committee reviewed the qualifications of Giza Singer Even Ltd. (“GSE”), an reputable independent financial consultant, and following such review retained GSE to provide the Audit Committee and the Company’s Board with a fairness opinion (the “Fairness Opinion”) regarding the consideration to be paid for the Elisra Acquisition. The Fairness Opinion was made in reliance on audited financial statements, interim financial statements, pricing reports, internal presentations regarding Elisra and surveys about Elisra’s markets and other documents and information given to GSE for the preparation of the opinion, as well as interviews conducted by GSE with representatives of the management of Elisra and the Company.

The Fairness Opinion, which was provided to the Board of Directors on July 5, 2005, indicates that in the opinion of GSE the consideration to be paid for the Elisra Acquisition, subject to all of the terms of the Elisra Deed, is fair and reasonable from the perspective of the Company and all of its shareholders. A copy of a translation into English of the Fairness Opinion is attached as Annex E to this Proxy Statement.

Audit Committee and Board Approval

At the conclusion of its deliberations, on July 6, 2005 the Audit Committee unanimously approved both the Amended Tadiran Acquisition Agreements as well as the Elisra Deed, finding both the Elisra Acquisition and the Amended Tadiran Acquisition to be in the interest of the Company and to all of its shareholders. In turn, on July 6, 2005 the Company’s Board, in a forum consisting solely of the directors who are not affiliated with either FEL or Koor, unanimously approved the above-mentioned agreements and is recommending them for approval by the Company’s shareholders pursuant to this Proxy Statement.

At the Meeting, the Board of Directors will propose that the following Resolution be adopted:

“RESOLVED, that the Share Transfer Deed between the Company and Koor dated July 6, 2005 relating to the Elisra Acquisition, as well as the Tadiran Amendment Agreement entered by the Company and Koor into on July 6, 2005 relating to the Amended Tadiran Deed and the Amended Tadiran Shareholders Agreement, amending the Tadiran Deed and the Tadiran Shareholders Agreement, each originally dated December 27, 2004, relating to the Tadiran Acquisition, are hereby approved and ratified.”

The members of the Board of Directors who participated in approving this matter recommend a vote FOR approval of this Resolution.

By Order of the Board of Directors

MICHAEL FEDERMANN

Chairman of the Board of Directors

JOSEPH ACKERMAN

President and Chief Executive Officer

Date:  August 2, 2005

ANNEX A

SUMMARY OF THE MAJOR PROVISIONS OF

THE ELISRA DEED

ANNEX A

SUMMARY OF THE MAJOR PROVISIONS OF THE ELISRA DEED (for a full English translation see Annex B to this Proxy Statement)

This summary is being attached for the convenience of the reader, and in the event of any discrepancy between the summary and the Elisra Deed, the Elisra Deed will prevail. Capitalized terms in this Annex A will have the meanings attributed to them in the Elisra Deed, unless expressly stated otherwise.

Overview

The Elisra Deed is an agreement for the Company’s purchase of Koor’s 81,697,000 ordinary shares of Elisra (the “Sold Shares”), which currently constitute 70% of the Elisra’s outstanding share capital, for aggregate consideration of $70 million, as well as Additional Conditional Consideration as described below.

Representations

Koor provided the Company with representations regarding the free and clear nature of the Sold Shares to be transferred to the Company at the closing of the transaction. Koor also provided the Company with a series of representations, to the best of Koor’s knowledge, regarding Elisra.

Timing

The Final Date for the Transaction’s Completion is September 6, 2005. However, the Final Date for the Transaction’s Completion will be automatically extended to October 6, 2005 if, by September 6, 2005, all Conditions Precedent will have been fulfilled other than receipt of specified antitrust approvals. In addition, the Final Date for the Transaction’s Completion may be further extended until January 6, 2006 upon either party’s notice in the event that only the approval of the [Israel] Commissioner of Restrictive Trade Practices remains pending on October 6, 2005, and both Koor and the Company may mutually agree to further extend such period.

Share Purchase and Consideration

The Company will purchase from Koor the Sold Shares for aggregate consideration of $70 million (subject to adjustments following certain distributions made by Elisra to its shareholders). Insofar as the actual payment date will be later than January 6, 2006, the payment will accrue interest from January 6, 2006 until the time of actual payment. The interest will be at the rate of three-month LIBOR at Bank Leumi Le-Israel Ltd. at the rate that will exist on January 6, 2006, plus annual interest at the rate of 0.9%, compounded quarterly.

Additional Conditional Consideration

The parties agreed that the Company will pay Koor Additional Conditional Consideration in the event Elisra or Elisra’s subsidiaries are paid, directly or indirectly, after the signing of the Elisra Deed, any amounts in connection with the insurance claim relating to a fire that occurred in 2001 at Elisra’s subsidiaries’ plants. The amount of the Additional Conditional Consideration, which will vary depending on the amounts paid by the insurance company, is specified in Appendix 10.6 to the Elisra Deed. In general, for amounts paid after July 6, 2005 to Elisra or its subsidiaries in connection with the insurance claim (“Insurance Payments”), the Company will pay Koor Additional Conditional Consideration in the following percentages of the Insurance Payments: 40% for Insurance Payments up to $30 million, 27.5% for Insurance Payments between $30 million to $50 million and 25% for Insurance Payments above $50 million. An English translation of Appendix 10.6 is attached to the English translation of the Elisra Deed (Annex B to this Proxy Statement).

Dekolink

Koor may purchase from Elisra, the entire holdings of Elisra in Dekolink Wireless Ltd. (“Dekolink”), an Israeli start-up company engaged in the cellular networks area. If Koor so purchases Dekolink, Koor will pay Elisra consideration in the amount of $7 million, in cash and/or in repayment of Dekolink’s outstanding debt to Elisra. Koor must complete the purchase of Dekolink within 90 days from the completion date of the Elisra Acquisition by the Company.

Conditions Precedent

The Conditions Precedent for the performance of the Elisra Acquisition include:

(1)	obtaining approval from the Company’s shareholders at a general shareholders meeting for the Company to enter into the Elisra Deed;

(2)	obtaining the approval of the Israeli Commissioner of Restrictive Trade Practices and the Israeli Ministry of Defense, and insofar as necessary, obtaining other applicable regulatory approvals in and outside Israel;

(3)	insofar as necessary, obtaining applicable approvals from certain banks or other financial institutions for the change in control in Elisra;

(4)	obtaining approval from Elisra for the transfer of the Sold Shares from Koor to the Company; and

(5)	fulfillment of the conditions precedent for Stage C of the Amended Tadiran Deed, with the exception of the condition precedent that relates to the Elisra Acquisition (the “Elisra Condition”).

Nevertheless, if any of the conditions precedent to the completion of Stage C of the Amended Tadiran Deed, other than the Elisra Condition, does not occur, or if there is an impediment to the completion of Stage C of the Amended Tadiran Deed, the Company shall be entitled to complete the Elisra Acquisition even before the completion of Stage C of the Amended Tadiran Deed.

However, notwithstanding all of the foregoing, if on the Transaction Completion Date there exists an impediment to the completion of Stage C of the Amended Tadiran Deed as a result of a breach of the Amended Tadiran Deed by the Company, the Elisra Acquisition shall be completed despite the fact that Stage C of the Amended Tadiran Deed cannot be completed as of the Transaction Completion Date.

Each of Koor and the Company shall be entitled to waive the existence of any of the Conditions Precedent that is for its respective benefit.

Undertakings Until the Transaction’s Completion Date

Koor has undertaken, inter alia, that, from the date of the signature of the Elisra Deed, and until the earlier of the Final Date for the Transaction’s Completion and the Transaction Completion Date, Koor will act to the best of its ability and subject to applicable law so that subject to certain exceptions Elisra will not: (1) enter into new transactions with Koor, or controlling or interested parties in Koor, whose financial scope exceeds $1 million, (2) take actions not in the Ordinary Course of Business or (3) make non-cash dividends or non-cash distributions.

Rights and Obligations Under Elisra’s Shareholders Agreement

If and to the extent Koor is obligated to cause the Company to assume any of Koor’s undertakings under the current shareholders’ agreement and management agreement among Elisra’s shareholders and Elisra, then the Company has agreed to assume such undertakings, to the extent they are transferable and only to the extent required in order for Koor to fulfil its obligations to transfer such undertakings to the Company as from the Transaction Completion Date. Also, from the Transaction Completion Date, Koor will transfer to the Company all rights under the above-mentioned shareholders’ agreement and the management agreement, to the extent they are transferable.

Indemnification

Koor undertook to indemnify the Company in the event of Damages to the Company or Elisra resulting from the incorrectness and/or breach of Koor’s representations under the Elisra Deed. In general, and subject to certain exceptions in connection with tax-related representations, the indemnification is subject to a minimum damages threshold of $3,500,000 and shall not exceed the Consideration. Damages for purposes of the indemnity are generally calculated at 70% of the actual Damages to Elisra, corresponding to the 70% shareholdings in Elisra being purchased.

Koor’s indemnification obligation applies to claims for incorrectness of representations, if such claims are made by the Company no later than 30 days after the Company becomes aware of the incorrectness. In general, and subject to certain exceptions in connection with tax-related representations, the claim must be made no later than 30 days after approval of Elisra’s audited financial statements for the year ending December 31, 2006, provided they are approved by no later than the later of March 31, 2007 or 365 days from the Transaction Completion Date.

“Walk-away” Provisions

The Company may rescind the Elisra Deed in the event of the occurrence of one or more of certain events from the date of signing the Elisra Deed and until the Transaction Completion Date, including, subject to certain exceptions: (1) liquidation or similar proceedings of Elisra, Tadiran Systems Ltd. or Tadiran Spectralink Ltd. (the “Group”); (2) merger proceedings of the Group; (3) alterations to Elisra’s incorporation documents; (4) new material transactions of the Group that are materially and adversely worse than the Group’s applicable accepted commercial conditions; (5) change in agreements of the Group that are not in the Ordinary Course of Business of the Group that would cause material damage to the Group’s business; (6) the Group entering into a new area of business not in its Ordinary Course of Business or leaving a current material business area; (7) merger and acquisition transactions of the Group in excess of $1 million; or (8) Elisra’s allotment of shares or other securities.

ANNEX B

TRANSLATION OF THE ELISRA DEED

[TRANSLATED FROM THE HEBREW ORIGINAL]

SHARE TRANSFER DEED

Made this 6th day of July 2005

BETWEEN:	Koor Industries Ltd.
Public Company No. 52-001414-3

of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha’ayin 48091
(“Koor”)

of the one part

AND:	Elbit Systems Ltd.
Public Company No. 52-004302-7

of the Advanced Technology Center, Haifa 31053 (the “Purchaser”)

of the second part

WHEREAS	Koor is the holder of 81,697,000 ordinary shares of 1 NIS par value each of the issued and paid-up share capital of Elisra Electronic Systems Ltd., whose number with the Registrar of Companies is private company no. 52-003587-4 (the “Company”);

WHEREAS	Koor wishes to sell and transfer to the Purchaser, and the Purchaser wishes to purchase and receive by transfer from Koor, 81,697,000 ordinary shares of the Company, each having a nominal value of NIS 1 per share, that constitute on the date of signing this Deed, and will constitute at the Transaction Completion Date, 70% of the Company’s issued and paid-up share capital, all subject to and in accordance with the provisions of this Deed;

WHEREAS	the parties wish to regulate their relationship in respect of the sale and purchase of the Sold Shares (as defined below) in the context of this Deed.

NOW, THEREFORE, IT IS WARRANTED, PROVIDED AND AGREED BETWEEN THE PARTIES AS FOLLOWS -

1.	Preamble and Interpretation

1.1	The preamble and appendices hereto constitute an integral part hereof.

1.2	The clause headings in this Deed are solely for the sake of convenience and shall not be applied in the interpretation hereof.

1.3	In this Deed, the following expressions shall have the meanings appearing opposite them, unless expressly stated otherwise:

“Elta”	Elta Systems Ltd., private company no. 51-048798-6;

“General Meeting”	as defined in the Companies Law, and any adjourned meeting;

“Subsidiaries”	Tadiran Systems, Tadiran Spectralink, Elisra Inc. and Microwave Network Solution Inc. (MNSI);

“Dollar” or “US$”	United States dollars;

“Dekolink”	Dekolink Wireless Ltd.;

“Financial Statements”	as defined in Section 2.18 below;

“Sold Shares”	81,697,000 (eighty-one million, six hundred and ninety-seven thousand) Ordinary Shares;

“Shareholders’ Agreement”	as defined in Section 2.9 below;

“Tadiran Communications Deed”	a Share Transfer Deed that was executed between Koor and the Purchaser on 27 December 2004, pursuant and subject to which Koor shall sell and transfer to the Purchaser 3,944,276 ordinary shares of Tadiran Communications Ltd., each having a nominal value of NIS 1 per share, including the amendments thereto;

“Consideration”	an amount of US$70,000,000 (seventy million Dollars), together with Interest which shall be added only if the actual payment date shall be later than 6 January 2006 (in this Deed, the “Determining Date”), and only for the period beginning on the Determining Date until the date of actual payment, and subject to the adjustment stated in Section 6.3 below. For the avoidance of doubt, no Interest shall be added for the period until the Determining Date, whether the actual payment date occurs before or after the Determining Date;

“Additional Conditional Consideration”	as defined in Section 10.6 below;

“Conditions Precedent”	as defined in Section 5.1 below;

“Zehava”	Zehava Bnei Brak Company Ltd.

“Business Day”	a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a Business Day;

“Ordinary Course of Business”	the ongoing activities of the Company and the Subsidiaries, of a type that the Company and/or the Subsidiaries performed or are performing before the signing of this Deed, including activities in the area of Defense Activity or entering into transactions in the Defense Activity field;

“Final Date for the Transaction’s Completion”	as defined in Section 5.2 below;

“Transaction Completion Date”	as defined in Section 7.1 below;

“Confidential Information”	all information relating to the parties hereto other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Deed and (b) information the disclosure of which is required in accordance with the provisions of law;

“Koor Letters”	as defined in Section 2.7 below;

“Ordinary Shares”	ordinary shares of 1 NIS par value each of the Company’s issued share capital;

“Free and Clear”	free and clear of any charge, pledge, attachment, levy, debt, lien, claim or other third party right whatsoever;

“Defense Activity”	activity in the manufacture or maintenance of defense equipment, or in the field of research and development of defense know-how, and all that is connected to or derived therefrom, and all of the type of activity that the Company and/or the Subsidiaries carried out or carry out before the signing of this Deed;

“Stage C of the Tadiran Communications Transaction”	as the term “Stage C of the Transaction” is defined in the Tadiran Communications Deed;

“Interest”	three-month LIBOR at Bank Leumi Le-Israel Ltd., at the rate it will be on the Determining Date, plus annual interest at the rate of 0.9%, compounded every three months;

“Insurance Claim”	as defined in Section 10.1 below;

“Tadiran Systems”	Tadiran Electronic Systems Ltd.;

“Tadiran Spectralink”	Tadiran Spectralink Ltd.;

“Qualification Conditions”	all the requirements in accordance with applicable law and pursuant to the Company’s incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service.

1.4	Terms that are not defined in this Deed shall have the same definitions as in Section 1 of the [Israel] Securities Law, 5728-1968, and if they are not defined as aforesaid, then as in Section 1 of the [Israel] Companies Law, 5759-1999, and all as applies to the matter’s context.

2.	Koor’s Declarations

Koor hereby declares to the Purchaser that as of the date of the signing of this Deed:

2.1	Koor is a public company that was legally incorporated in Israel, its registration number with the Companies Registrar is as appears at the outset of this Deed, and no steps or procedures have been taken or threatened against it for dissolution, liquidation, winding-up, placing in receivership or like acts.

2.2	The Company is a private company that was legally incorporated in Israel, its registration number with the Companies Registrar is as appears in the preamble to this Deed, and no steps or procedures have been taken or, to the best of Koor’s knowledge, threatened against it for dissolution, liquidation, winding-up, placing in receivership or like acts.

2.3	To the best of Koor’s knowledge, including after checking with the Company’s management (hereinafter in this Deed, “to the Best of Koor’s Knowledge”) no steps or procedures have been taken against any of the Subsidiaries for dissolution, liquidation, winding-up, placing in receivership or like acts.

2.4	Copies of the incorporation documents of the Company and of all of the Subsidiaries, as they are in effect at the date of signing this Deed, are attached to this Deed as Appendices “2.4A”—“2.4E.”

2.5	The Company’s registered share capital is NIS 116,710,000, and it is divided into 116,710,000 ordinary shares.

2.6	The Company’s issued and paid-up share capital is in a total of NIS 116,710,000, and it is divided into 81,697,000 ordinary shares that are held by Koor, and 35,013,000 ordinary shares that are held by Elta.

2.7	The Sold Shares are fully paid-up, and are Free and Clear, and on the Transaction Completion Date they will be Free and Clear, and all with due regard to the Shareholders’ Agreement (Appendix “2.9A” to this Deed) and to the Company’s Articles of Association (Appendix “2.4A”) as aforesaid.

A copy of Koor’s letters to Elta in accordance with Section 6 of the Shareholders’ Agreement (Appendix “2.9A” to this Deed), dated 1 August 2004 and 17 February 2005, are attached as Appendices “2.7A”—“2.7B” to this Deed (collectively, the “Koor Letters”). A copy of Elta’s response letter dated 2 March 2005 to Koor’s letter dated 17 February 2005 is attached to this Deed as Appendix “2.7C.”

2.8	Other than as detailed in Appendix “2.8”, the Company has not given or undertaken to give to any of its shareholders and/or to any person or entity whatsoever an option or right to purchase shares or rights in the Company’s share capital or in the Company’s other securities that are convertible into or exercisable for shares in the Company.

2.9	Other than the Shareholders’ Agreement among Koor, Elta and the Company, which regulates the relations between Koor and Elta as shareholders in the Company, including any amendments thereto, if any, a copy of which is attached to this Deed as Appendix “2.9A” (the “Shareholders’ Agreement”), and the agreement regarding management and consulting services that was executed on 27 November 2002 among Koor, Elta and the Company, including any amendments thereto, if any, a copy of which is attached to this Deed as Appendix “2.9B”, there are no other shareholders’ agreements and/or management agreements regarding holdings in the Company’s shares.

2.10	The holdings of the Company and of each of the Subsidiaries in shares and/or rights in corporate entities, including partnerships (if any), and other than financial investments of the Company and/or any of the Subsidiaries in the framework of a securities investment portfolio, in a total amount that will not exceed US$10,000,000 (ten million Dollars), as of the date of signing this Deed, and in which the Company and/or any of the Subsidiaries are not interested parties, are as detailed in Appendix “2.10” of this Deed.

2.11	Appendix “2.11” to this Deed lists all of the options and/or rights to purchase shares and/or rights in the share capital that were granted by any of the Subsidiaries to any person or entity.

2.12	Appendix “2.12” to this Deed lists all of the agreements among shareholders and/or voting agreements to which the Company and/or any of the Subsidiaries are parties, and the agreement among shareholders to which Zehava is a party.

2.13	Koor’s Board of Directors has approved Koor’s entering into this Deed, with all its Appendices, and its performance by Koor pursuant to its terms and conditions, and except for the foregoing approval, Koor has no need to obtain any additional approvals whatsoever from any of its organs in order to enter into this Deed and perform its obligations hereunder, including based upon its incorporation documents or by law.

A certificate of Koor’s General Counsel indicating that Koor’s Board of Directors approved its entering into this Deed with all of its Appendices, and its performance based upon its terms and conditions, is attached as Appendix “2.13” to this Deed.

2.14	Appendix “2.14” to this Deed lists all of the approvals, consents and permits that are required in order for Koor to enter into this Deed and to perform all of its obligations hereunder, including approvals, consents and permits from any authorities, governmental entities, or any other entity, and, to the Best of Koor’s Knowledge, approvals under material agreements or undertakings to which the Company or any of the Subsidiaries are parties, that are required in connection with Koor’s entering into this Deed and performing its undertakings hereunder, the absence of which will cause a material adverse effect on the rights of the Company or any of the Subsidiaries.

It is clarified that subject to Koor acting pursuant to Section 5.3 of this Deed, there is nothing in what is stated in this Section 2.14 or anywhere else in this Deed that would place liability on Koor and /or anyone acting on its behalf for obtaining the approvals, consents and permits listed in Appendix “2.14” to this Deed, and the receipt or non-receipt of any such approval, consent or permit shall not constitute a breach of this Deed by Koor, provided that Koor acts pursuant to Section 5.3 of this Deed.

2.15	The persons signing this Deed and the documents that accompany it on Koor’s behalf are authorized to execute this Deed and the accompanying and/or required documents for its performance on Koor’s behalf, and to obligate Koor with their signatures, and this Deed and all of its conditions obligate Koor in all things and matters.

2.16	Subject to the Conditions Precedent being fulfilled, there is no legal or other impediment to Koor entering into this Deed and carrying out its provisions, and this Deed and the performance of its obligations hereunder do not oppose or contradict any judgment, order or instruction of any court, any contract, consent or agreement whatsoever to which Koor is a party, its incorporation documents, or any other undertaking by Koor, or, to the Best of Koor’s Knowledge, of the Company, whether by agreement (oral, by action or written) or by law.

2.17	Appendix “2.17” to this Deed lists the names of all of the members of the Company’s Board of Directors.

2.18

The Company’s audited consolidated financial statements as of 31 December 2004, including the notes thereto, and the Company’s unaudited consolidated financial statements as of 31 March 2005, including the notes thereto (the “Unaudited Financial Statements”) that are attached to this Deed as Appendices “2.18A”—“2.18B” (collectively the “Financial Statements”) fairly reflect, under generally accepted accounting principles in Israel, in all material ways, the financial state, the results of operations, the changes in net worth and the cash flow of the Company, all on a consolidated basis, for the year ended 31 December 2004 and the quarter ended 31 March 2005, respectively. To the Best of Koor’s Knowledge, from 31 March 2005 to the date of signing this Deed, none of the Company and/or any of the Subsidiaries has undertaken any obligation outside the Ordinary Course of Business in an amount that exceeds one million Dollars for each such undertaking, nor in a total amount that exceeds 2.5 million Dollars.

2.19	The Company’s accountants are KPMG—Somekh Chaikin.

2.20	From 31 March 2005 to the date of signing this Deed, the Company and the Subsidiaries are conducting their business in the Ordinary Course of Business, and there has been no material adverse change in the state of the Company’s business on a consolidated basis.

2.21	To the Best of Koor’s Knowledge, as of 31 March 2005, the Company’s and the Subsidiaries’ order backlog (the “Order Backlog”), and the rules for registering backlogged orders by which the Order Backlog was prepared are attached to this Deed as Appendix “2.21.” To the Best of Koor’s Knowledge, neither the Company nor any of the Subsidiaries has received a written Termination Notice or a Cure Notice (as defined below) that relates to the cancellation of a material order that is listed in the Order Backlog.

In this Section 2.21, a “Termination Notice” means a written notice that was delivered in the manner described in the relevant agreement, pursuant to which that agreement is cancelled in the manner described in the agreement due to a breach by the Company or any of the Subsidiaries that grants the customer the right to finally and completely terminate the agreement.

And a “Cure Notice” means a written notice that was delivered in the manner described in the relevant agreement, pursuant to which the Company breached a condition in that agreement that grants the customer the right to deliver such a notice, and if the Company does not cure the breach within the time period that is fixed therefor in the agreement, the agreement will be finally and completely terminated.

2.22	To the Best of Koor’s Knowledge, other than the guarantees listed in Appendix “2.22” to this Deed, and other than undertakings to provide guarantees that are given in the Ordinary Course of Business, neither the Company nor any of the Subsidiaries has delivered or undertaken to deliver any guarantee of any obligations and/or undertakings, and other than the liens that are included in Appendix “2.24” below and in their framework, they did not create or undertake to create any lien to secure any undertakings.

2.23	To the Best of Koor’s Knowledge, other than the guarantees listed in Appendix “2.23” to this Deed, no person or entity, including banks, delivered any guarantees to secure the debts and/or obligations of the Company and/or of any of the Subsidiaries, and neither the Company nor any of the Subsidiaries has any material obligation that is not listed in this Section 2, that derives from the purchase or sale of rights in corporate entities by the Company or by any of the Subsidiaries during the three years that preceded the signing of this Deed.

2.24	To the Best of Koor’s Knowledge, except as detailed in Appendix “2.24” to this Deed, there are no liens and/or charges on the assets of the Company and/or any of the Subsidiaries.

2.25	To the Best of Koor’s Knowledge, there are no claims or legal proceedings pending against the Company and/or any of the Subsidiaries, and/or officeholders in the Company and/or in any of the Subsidiaries in connection with performing their functions in the Company or the Subsidiaries, respectively, that may have a material adverse effect on the Company’s business, whether in court, in an arbitration proceeding, or in any other legal proceeding, and there are no judicial decisions against the Company and/or against the Subsidiaries that may have a material adverse effect on the Company’s business, that obligate the Company and/or any of the Subsidiaries, that have not yet been carried out.

To the Best of Koor’s Knowledge, the Company’s General Manager, the Company’s Chief Financial Officer and the Company’s General Counsel have not received and there has not been forwarded to them any threat, in writing, from any person who is competent to do so, to file any claim against the Company and/or any of the Subsidiaries, and/or officeholders in the Company and/or in any of the Subsidiaries in connection with performing their functions in the Company or the Subsidiaries, respectively, in an amount that exceeds one million Dollars with regard to each such threat.

To the Best of Koor’s Knowledge, as of the date of signing this Deed, there is not pending, and the Company’s management has not received any written notice from a competent authority about the intention to conduct an investigation that is not a routine examination or audit of any government entity or authority whatsoever, against the Company and/or any of the Subsidiaries, and/or officeholders in the Company and/or in the Subsidiaries in connection with the performance of their duties with the Company or the Subsidiaries, as the case may be, that may have a material adverse effect on the Company and/or any of the Subsidiaries.

2.26	Except as detailed in Appendix “2.26A” to this Deed, neither the Company nor any of the Subsidiaries is a party to any agreement with Koor and/or the controlling persons in Koor and/or officeholders in Koor. To the Best of Koor’s Knowledge, except as set forth in Appendix “2.26B” to this Deed, neither the Company nor any of the Subsidiaries is a party to an agreement that is outside the Ordinary Course of Business with Elta and/or the controlling persons in Elta and/or officeholders in Elta.

Koor hereby represents that Dekolink does not have any obligation whatsoever to make payments to Koor.

2.27	To the Best of Koor’s Knowledge, the Company and the Subsidiaries timely and fully set aside the reserves in the Financial Statements (that are attached as Appendices “2.18A”—“2.18B” to this Deed) for their employees pursuant to any written agreement and judgment that were given, if given, against the Company or against any of the Subsidiaries, including all of the payments and reserves for vacations, severance compensation, royalties, national insurance, retirement funds, managers’ insurance, pension funds and education funds. To the Best of Koor’s Knowledge, the reserves in the foregoing Financial Statements that the Company and the Subsidiaries have made are based upon 80% of the total salary or on a greater percentage of the salary, pursuant to the foregoing agreements that obligate them. To the Best of Koor’s Knowledge, the Company and/or any of the Subsidiaries did not set aside any reserves in their Financial Statements for benefits that they will be obligated to pay for employees who are organized under a collective bargaining agreement or by custom in the event of the implementation of a new program to reduce the workforce. For the avoidance of doubt, to the Best of Koor’s Knowledge, full reserves were set aside for each employee who completed his work or the termination of whose work was determined in the Company or in any of the Subsidiaries on or before 31 March 2005.

To the Best of Koor’s Knowledge, a list of all of the collective bargaining agreements that obligate the Company and/or any of the Subsidiaries is attached as Appendix “2.27” to this Deed, and aside from those there is no collective bargaining agreement that obligates the Company, Tadiran Systems or Tadiran Spectralink.

To the Best of Koor’s Knowledge, the Purchaser was able to review the personal employment contracts of the officeholders in the Company, Tadiran Systems and Tadiran Spectralink (twenty-six officeholders in total), and there are no more than twenty employees among the Company and the Subsidiaries together who have personal employment contracts whose discharge conditions are more favorable than the customary conditions in the personal employment contracts of such officeholders.

2.28

On 17 March 2001, there was a fire in Tadiran Systems’ and Tadiran Spectralink’s plant, all as described in the Unaudited Financial Statements and in Note 4 to the Unaudited Financial Statements that are attached as Appendix “2.18B” to this Deed. It is hereby clarified that the foregoing does not constitute a representation and/or warranty of Koor regarding the total amount that will be paid to the said companies by the Insurance Company, whether within or outside the Insurance Claim’s framework.

2.29	To the Best of Koor’s Knowledge, the Company, the Subsidiaries and Zehava have ownership, leasing and/or rental rights to the real estate listed in the list attached to this Deed as Appendix “2.29”.

2.30	To the Best of Koor’s Knowledge, the Company and the Subsidiaries that are incorporated in Israel filed in a timely manner with the Israeli tax authorities, and Elisra Inc. filed in a timely manner with the United States tax authorities, all of the reports that they are required to file by law, and made all of the payments that are required by said reports. To the Best of Koor’s Knowledge, the aforesaid payments and the balance of reserves for taxes that is included in the Unaudited Financial Statements accounts for all of the tax liabilities of the Company, the Israeli-incorporated Subsidiaries and Elisra Inc. for the period ending 31 March 2005 (Koor’s representation in this Section hereinafter, the “Tax Representation”).

2.31	To the Best of Koor’s Knowledge, the insurance policies of the Company and the Subsidiaries are listed in Appendix “2.31” to this Deed, all of the premiums relating to such policies were paid pursuant to their terms, they are in effect, and Koor has no actual knowledge of a lack of sufficient insurance coverage for the Company’s material assets based upon the consolidated Financial Statements.

2.32	To the Best of Koor’s Knowledge and estimation, no material damage is expected to be caused to the activities of the Company and/or any of the Subsidiaries due to the lack of licenses, permits or approvals that are required by law in order to manage the Company’s and the Subsidiaries’ business activities.

2.33	To the Best of Koor’s Knowledge, Appendix “2.33” to this Deed lists all of the Company’s and the Subsidiaries’ agreements with the Chief Scientist of the [Israel] Ministry of Industry and Trade. To the Best of Koor’s Knowledge, the Company and/or the Subsidiaries, as the case may be, believe that they have fulfilled and are fulfilling all of their obligations under these agreements.

2.34	To the Best of Koor’s Knowledge, Appendix “2.34” to this Deed lists all of the approvals that the Company and the Subsidiaries received from the Investment Center of the [Israel] Ministry of Industry and Trade, and every agreement with the Investment Center. To the Best of Koor’s Knowledge, the Company and/or the Subsidiaries, as the case may be, believe that they have fulfilled and are fulfilling all of their obligations under these approvals and agreements.

2.35	To the Best of Koor’s Knowledge, the Company and the Subsidiaries have all of the intellectual property rights, including licenses and authorizations to intellectual property rights from third parties, that are required for the sales that took place in the last three years preceding the date of signing this Deed. In Koor’s estimation, with respect to the fulfilment of orders that have not yet been fulfilled that are included in the Order Backlog, the Company and the Subsidiaries will have all of the intellectual property rights, including licenses and authorizations to intellectual property rights from third parties, that will be required for such sales, and to the Best of Koor’s Knowledge, there is nothing in this activity of theirs that breaches the intellectual property rights of any person or entity.

2.36	To the Best of Koor’s Knowledge, other than in four matters, the Company and/or the Subsidiaries did not give any material price proposals to their customers for orders which have not yet been listed in the Order Backlog (“Open Price Proposals”), whose profitability is expected (with regard to the research and development investments in connection therewith) to be unusually lower than what is customary at the Company and/or the Subsidiaries—as the case may be, and to the Best of Koor’s Knowledge, other than in those four matters, the Company and/or the Subsidiaries do not expect investments in fixed assets in connection with the Open Price Proposals that are unusually higher than what is customary in the Company’s and/or the Subsidiaries’ projects—as the case may be, and all taking into account the character and scope of the price proposals.

2.37	To the Best of Koor’s Knowledge, the Company is not aware of any inspections or surveys regarding environmental quality that were carried out within the two years that preceded the date of signing this Deed, whose results will have a material adverse effect on the Company’s and Subsidiaries’ business in the Company’s estimation.

2.38	Every disclosure that appears in any of the Appendices to this Section 2 above shall be deemed as if it also appears in the other Appendices to Section 2, if it is understood that the said disclosure is also relevant to what is stated in any of the other Appendices.

2.39	Koor is aware that its representations and warranties in Section 2 of this Deed constitute a basis for the Purchaser’s entering into this Deed, and it represents that they were given without the intent to mislead, and to the Best of Koor’s Knowledge, the representations and warranties in this Section 2 and its Appendices do not include any incorrect details.

3.	Purchaser’s Representations

The Purchaser hereby represents to Koor that as of the date of signing this Deed:

3.1	The Purchaser is a public company that was legally incorporated in Israel, its registration number with the Companies Registrar is as appears at the outset of this Deed, and no steps or procedures have been taken or threatened against it for dissolution, liquidation, winding-up, placing in receivership or like acts.

3.2	The Purchaser has the ability and means to fully and timely fulfil its obligations under this Deed, and it has funding sources that enable it to timely pay the full Consideration as detailed in this Deed.

3.3	The Purchaser’s Audit Committee and Board of Directors approved its entering into this Deed with all its Appendices, and its performance by the Purchaser based upon its conditions and provisions, after receiving a fairness opinion from an outside independent appraiser regarding the adequacy of the Consideration, and other than the approval of the Purchaser’s General Meeting, the Purchaser has no need, including based upon its incorporation documents and by law, to obtain any other approvals whatsoever from any of its organs in order to enter into this Deed and to carry out its obligations thereunder.

The certificate of the Purchaser’s General Counsel certifying that the Purchaser’s Audit Committee and Board of Directors approved the Purchaser entering into this Deed and all of its Appendices as aforesaid, and the Purchasers performing this Deed based upon its conditions and provisions, is attached hereto as Appendix “3.3” to this Deed.

3.4	Appendix “3.4” to this Deed lists all of the approvals, agreements and permits that are required for the Purchaser to enter into this Deed and perform its obligations thereunder, including approvals, agreements and permits from any authorities whatsoever, from government entities or from any other entity.

It is clarified that subject to the Purchaser having acted in accordance with Section 5.3 of this Deed, there is nothing in this Section 3.4 or in any other place in this Deed that would place responsibility for obtaining the approvals, agreements and permits listed in Appendix “3.4” to this Deed on the Purchaser and/or persons acting on its behalf, and the receipt or non-receipt of any approval, agreement or permit as aforesaid shall not constitute a breach of this Deed by the Purchaser, provided that the Purchaser acted in accordance with Section 5.3 of this Deed.

3.5	The persons signing this Deed and the documents that accompany it on the Purchaser’s behalf are the persons authorized to execute this Deed and the accompanying and/or required documents for its performance on the Purchaser’s behalf, and to obligate the Purchaser with their signatures, and this Deed and all of its conditions obligate the Purchaser in all things and matters, subject to the approval of the Purchaser’s General Meeting.

3.6	Subject to the Conditions Precedent being fulfilled, there is no legal or other impediment to the Purchaser entering into this Deed and carrying out its provisions, and this Deed and the performance of its obligations hereunder do not oppose or contradict any judgment, order or instruction of any court, or any contract, consent or agreement whatsoever to which the Purchaser is a party, its incorporation documents, or any other undertaking by the Purchaser, whether by agreement (oral, by action or written) or by law.

3.7	The Purchaser has the experience, knowledge and capability to evaluate its entering into this Deed and its implications, and considering, among other things, what is stated above, it has performed a due diligence investigation of the Company and the Subsidiaries to its satisfaction, with the full cooperation of the Company and the Subsidiaries. Based upon, among other things, said due diligence investigation, neither the Purchaser, nor anyone acting on its behalf, is aware of the incorrectness of any representation that was given by Koor in this Deed, and it will not have any claim against Koor and/or anyone acting on its behalf regarding the incorrectness of any representation if Koor proves that before the signing of this Deed any of the following officeholders of the Purchaser, as of the signing date of this Deed, knew that the representation is not correct: Chief Financial Officer, Vice President for Mergers and Acquisitions, Vice President for Financial Control, Controller or the Manager of Public Institutions in the Finance Department.

3.8	Without derogating from the generality of the foregoing in Section 3.7 above, the Purchaser is aware that the Company and Tadiran Spectralink are currently in negotiations to extend the terms of the agreements that are listed in Appendix “3.8” to this Deed, and it will have no claim, demand, complaint or other remedy against Koor if and to the extent that the terms of the said agreements are extended provided that they are extended with conditions that are not materially and adversely different from the conditions of the said agreements as of the date of signing this Deed, from the standpoint of the Company or the Subsidiaries, as the case may be.

3.9	In connection with any of the representations and/or declarations of Koor as detailed in Section 2 above, the Purchaser and/or anyone acting on its behalf does not and will not have any claim, demand, complaint or other remedy against Koor, including in connection with any discrepancy, mistake, deletion in good faith or similar item in connection with any thing and matter, except in connection with the incorrectness of any representation that is included in Section 2 of this Deed.

3.10	Other than the representations or undertakings that were explicitly given in Section 2 of this Deed, Koor (or anyone acting on its behalf) shall not be seen as having given the Purchaser (including anyone acting on its behalf) any information, representation or undertaking, and Koor (or anyone acting on its behalf) is not and will not be liable for any information that was given to the Purchaser (including to anyone acting on its behalf) in connection with the Sold Shares, the Company or the Subsidiaries, including with respect to their value, businesses, activities, assets, obligations or the financial results of their activities.

4.	The Transaction

On the Transaction Completion Date, against the Purchaser’s payment of the Consideration to Koor, and the Purchaser’s undertaking to pay to Koor the Additional Conditional Consideration as stated in Section 10.6 below, Koor shall sell and transfer to the Purchaser, and the Purchaser shall purchase and receive from Koor, 81,697,000 Ordinary Shares, that, as of the date of signing this Deed constitute, and as of the Transaction Completion Date will constitute, 70% of the registered and issued share capital of the Company (the Sold Shares), which shall be fully paid-up and Free and Clear, all in the manner and conditions detailed below.

5.	The Conditions Precedent

5.1	The completion of the transaction that is this Deed’s subject is conditioned on the fulfilment of all of the conditions and the receipt of all of the Approvals listed below (the “Conditions Precedent”) no later than the Final Date for the Transaction’s Completion.

(a)	Receipt of the Approval of the Purchaser’s General Meeting as required by law for the Purchaser entering into this Deed.

(b)	Receipt of the Approval of the [Israel] Commissioner of Restrictive Trade Practices for the parties’ entering into this Deed and for executing the transaction that is this Deed’s subject.

(c)	To the extent required, the receipt of the Approval of the United States and/or European antitrust authorities for the parties’ entering into this Deed and for executing the transaction that is this Deed’s subject.

(d)	Receipt of the [Israel] Ministry of Defense’s Approval for the parties’ entering into this Deed and for executing the transaction that is this Deed’s subject.

(e)	Receipt of the Company’s Approval, by means of its authorized organs, as required by law, to transfer the Sold Shares from Koor to the Purchaser.

(f)	Receipt of all the Approvals listed in Appendix “2.14” and in Appendix “3.4” to this Deed.

(g)	The fulfilment of all of the conditions precedent that are required for the completion of Stage C of the Tadiran Communications Transaction, excluding the condition precedent for the completion of Stage C of the Tadiran Communications Transaction that relates to the receipt of all of the consents and Approvals that are required and the fulfilment of all of the conditions precedent to the Elisra Transaction (whose fulfilment is required pursuant to this Deed) (in this Section, the “Elisra Condition”), and that no legal impediment has been created to the completion of Stage C of the Tadiran Communications Transaction.

Notwithstanding the foregoing, if any of the conditions precedent to the completion of Stage C of the Tadiran Communications Transaction do not occur other than the Elisra Condition, or if an impediment is created to the completion of Stage C of the Tadiran Communications Transaction, the Purchaser shall be entitled, in its discretion, to determine to complete the transaction described in this Deed even before the completion of Stage C of the Tadiran Communications Transaction. Nothing in the foregoing derogates from the parties’ undertakings as detailed in Section 5.3 of this Deed, or from the parties’ rights under the Tadiran Communications Deed.

However, notwithstanding all of the foregoing, if at the Transaction Completion Date there exists any impediment to the completion of Stage C of the Tadiran Communications Transaction as a result of a breach of the Tadiran Communications Deed by the Purchaser, the transaction that is this Deed’s subject shall be completed despite the fact that Stage C of the Tadiran Communications Transaction cannot be completed as of the Transaction Completion Date.

In this Section 5.1, “Approval” is meant to include any approval, permit or consent that is subject to conditions, but excluding any approval that is subject to conditions that would materially alter the Purchaser’s business activities as they exist on the date of signing this Deed, or that materially damages the Company, or an approval that imposes unreasonable conditions from a business perspective with respect to the holdings in the Company.

5.2	In this Deed, the “Final Date for the Transaction’s Completion” means:

5.2.1	6 September 2005; however

5.2.2	If by 6 September 2005, all of the Conditions Precedent have taken place other than the approval of the antitrust authorities as detailed in Sections 5.1(b) and (c) above, the Final Date for the Transaction’s Completion shall automatically be delayed to 6 October 2005; however

5.2.3

If the approval of the [Israel] Commissioner of Restrictive Trade Practices as detailed in Section 5.1(b) above is not received by 6 October 2005, each of the parties to this Deed shall be entitled to notify the other party by written notice to be received by the other party by the foregoing date, that the Final Date for the Transaction’s Completion shall be postponed to 6 January 2006, or to such later date as is determined by the parties as stated in Section 14.5 below.

5.3	The parties will work together with proper diligence in order to promptly and completely fulfil all of the Conditions Precedent before the Final Date for the Transaction’s Completion, and will coordinate in advance the text of any report, application, notice or other written publication that will be distributed by any of them to any of the entities listed in Section 5.1 above, all subject to applicable law. Each party shall bear the expenses that it has for purposes of carrying out the Conditions Precedent or any of them.

Without derogating from the generality of the foregoing in this Section 5.3, the Purchaser undertakes to act to the best of its ability so that within 21 days of signing this Deed, a notice will be published regarding the convening of a General Meeting of the Company (Proxy Statement), for a date that shall be no later than 21 days from the date that the notice will be published, for purposes of approving the Purchaser’s entering into this Deed.

5.4	If and to the extent that the Conditions Precedent are not fulfilled before the Final Date for the Transaction’s Completion, or before such other date as is agreed by the parties, by means of a written notice signed by two officeholders of each of Koor and the Purchaser, this Deed (other than the provision of Section 11 thereof) shall be cancelled, and this without either of the parties having any complaint and/or claim and/or demand from the other party, other than a claim against a party that did not act in accordance with Section 5.3 above.

Nothing in this Section 5.4 above shall be deemed to derogate from any other right or remedy based upon this Deed or by law that is at the parties’ disposal for breach of any of this Deed’s provisions (if and to the extent that it is breached).

5.5	Notwithstanding anything to the contrary in this Deed, each party shall be entitled to (but not obligated to) waive the existence of any of the Conditions Precedent that was intended for its benefit through a written notice, signed by two of its officeholders that is to be delivered to the other party to this Deed.

6.	Company’s Management from the Date of Signing this Deed until the Final Date for the Transaction’s Completion

6.1	From the date of signing this Deed until the earlier of the Final Date for the Transaction’s Completion and the Transaction Completion Date, Koor shall act to the best of its ability and subject to applicable law to fulfil what is stated in Section 6.1 below, unless it is agreed otherwise between it and the Purchaser, by means of a written notice signed by two officeholders of each of Koor and the Purchaser:

(a)	Subject to what is stated in Section 12 below, the Company and/or any of the Subsidiaries shall not enter into any new transaction with Koor, the controlling persons in Koor, and/or interested parties in Koor, whose financial scope exceeds US$1,000,000 (one million Dollars). For the avoidance of doubt, it is clarified that the Company shall continue to pay management fees to Koor and Elta in the manner that was customary before entering into this Deed.

(b)	To the extent that it is dependent upon Koor, the Company and/or the Subsidiaries shall not take any actions that are not in the Ordinary Course of Business, other than the exchange of existing indemnification letters for new indemnification letters (as is customary in companies like the Company), and giving an exemption from liability for directors and officeholders. Subject to applicable law, Koor shall act to the best of its ability to cause said exchange of the existing indemnification letters.

(c)	The Company shall not distribute any non-cash dividend to its shareholders, and it shall not make any other non-cash distribution except for a distribution in kind of Dekolink’s shares to the extent that they are distributed, as stated in Section 12.1.2 below.

(d)	If the transaction that is this Deed’s subject is not completed within 90 days of signing this Deed, to the extent that the matter is dependent upon Koor, the Company shall organize itself to meet the requirements of Section 404 of the [U.S.] Sarbanes-Oxley Act.

6.2	Without derogating from what is stated above in this Section 6, it is clarified that during the course of the period from signing this Deed until the Transaction Completion Date, if and to the extent that it is completed, and if it is not completed, then until the Final Date for the Transaction’s Completion, the Company and/or the Subsidiaries shall be entitled to enter into transactions in the Ordinary Course of Business with Israel Aircraft Industries Ltd., directly or indirectly, or with Elta, all in the discretion of management of the Company and/or the Subsidiaries, and as the Company and/or the Subsidiaries were accustomed to doing before signing this Deed.

6.3	To the extent that during the period from signing this Deed until the Transaction Completion Date, the Company decides to make a cash distribution to its shareholders, or to distribute Dekolink’s shares in kind as stated in Section 12.1.2, there shall be deducted from the Consideration any amount (translated into Dollars at the representative rate at the earlier of the date of actual execution of the distribution and the Transaction Completion Date) that Koor is entitled to receive by virtue of the Sold Shares (gross) (that is, for which the record date for its distribution is before the Transaction Completion Date), and all together with interest from the later of the date of the dividend’s payment or from the record date. This Section 6.3 shall not apply to amounts that Koor receives from the Company and/or from any of the Subsidiaries from the date of signing this Deed to the Transaction Completion Date up to an amount of 70% (seventy percent) of the receipts that the Company and/or any of the Subsidiaries receives for the Insurance Claim during the aforesaid period.

7.	Transaction Completion

7.1	Subject to what is stated in Section 7.5 below, and to the Conditions Precedent being fulfilled before the Final Date for the Transaction’s Completion, the transaction’s completion shall occur within three Business Days from the date on which the final Condition Precedent occurs or at any other time that is agreed between the parties, by means of a written notice signed by two officeholders of each of Koor and the Purchaser (“Transaction Completion Date”).

7.2	On the Transaction Completion Date, the parties’ representatives shall meet at a place to be determined by the parties. At the transaction’s completion, each of the following actions, whose full and exact execution by the party that is liable therefor is a precondition to the performance of the actions by the other party, shall take place concurrently:

(a)	The Purchaser shall pay the full Consideration to Koor by means of a final and irrevocable bank transfer to Koor’s bank account, whose details shall be given to the Purchaser no less than two Business Days before the Transaction Completion Date. At the same time, the Purchaser shall deliver to Koor a written certification of the execution of said payment, with the signature of the authorized signatories of the Purchaser’s bank branch through which the Consideration was paid, in the form accepted at the banks, to which a SWIFT confirmation shall be attached from the Purchaser’s bank confirming the execution of the transfer as aforesaid.

(b)	Koor shall deliver the share certificates representing the Sold Shares to the Company.

(c)	Koor and the Purchaser shall deliver this Deed to the Company.

(d)	An approval of the authorized organs of the Company approving the transfer of the Sold Shares from Koor to the Purchaser shall be shown, together with a certification from Koor’s General Counsel that said resolutions were legally adopted; the Company shall note in its books the transfer of the Sold Shares to the Purchaser, and shall deliver to the Purchaser a share certificate that proves the Purchaser’s ownership of the Sold Shares, and an original executed copy of the notice to the Companies Registrar regarding the transfer of the Sold Shares from Koor to the Purchaser.

(e)	Koor shall deliver a document to the Purchaser that details the material adverse changes that occurred, to the Best of Koor’s Knowledge, in the representations that are detailed in Section 2 of this Deed, from the date of signing this Deed to the Transaction Completion Date, if any, and shall confirm, subject to material changes that occurred as aforesaid, the correctness of the representations that appear in Sections 2.1 through 2.9 and 2.11 through 2.16 of this Deed as of the Transaction Completion Date.

(f)	The Purchaser shall deliver to Koor a copy of the Purchaser’s General Meeting’s approval that approves its entering into the transaction that is this Deed’s subject, and the performance of its undertakings pursuant thereto, together with the written certification of the Purchaser’s General Counsel that said resolution was legally adopted.

(g)	Koor shall deliver to the Company, with a copy to the Purchaser, executed resignation letters of all of the directors that were appointed to the Company’s Board of Directors based upon Koor’s recommendation, which shall take effect immediately upon the transaction’s completion.

(h)	Koor shall deliver to the Purchaser a copy of the Company’s General Meeting’s resolution, pursuant to which, subject to the completion of the transaction that is this Deed’s subject, and immediately after the Transaction Completion Date, a number of candidates detailed below who meet the Qualification Conditions and who are nominated by the Purchaser shall be appointed to the Company’s Board of Directors. The number of candidates shall be equal to or greater than 70% of the number of directors in the Company (including the directors who are added based upon the Purchaser’s said nomination).

The Purchaser shall notify Koor and the Company, in advance and in writing, of the names of said candidates who meet the Qualification Conditions, and all no later than 30 days before the Transaction Completion Date.

7.3	All of the actions listed in Section 7.2 above shall be deemed to occur simultaneously, no individual action shall be considered completed and no individual document shall be considered delivered until all of the actions at the same meeting shall be completed and all of the documents shall be delivered.

7.4	Simultaneously with the completion of the transaction that is this Deed’s subject, Stage C of the Tadiran Communications Transaction shall be completed, that is all of the actions that are to be executed at the Third Closing (as defined in the Tadiran Communications Deed) as stated in Section 13 of the Tadiran Communications Deed, will be executed. However, if at the Transaction Completion Date that is this Deed’s subject, there is any impediment whatsoever to the completion of Stage C of the Tadiran Communications Transaction as a result of a breach of the Tadiran Communications Deed by the Purchaser, the transaction that is this Deed’s subject shall be completed even though it will not be possible at the Transaction Completion Date to complete Stage C of the Tadiran Communications Transaction. In addition, if any of the conditions precedent for the completion of Stage C of the Tadiran Communications Transaction do not take place, other than the Elisra Condition, or if there is an impediment to completing the aforesaid Stage C, the Purchaser shall be entitled, in its discretion, to complete the transaction in this Deed even before the completion of Stage C of the Tadiran Communications Transaction. Nothing in the foregoing is intended to derogate from the parties’ obligations under Section 5.3 of this Deed or from the parties’ rights under the Tadiran Communications Deed.

7.5

Neither of the parties shall have any complaint, demand or claim against the other in connection with the completion or non-completion of the transaction that is this Deed’s subject, if at the time of the occurrence of all of the Conditions Precedent listed in Section 5.1 of this Deed (in this Section, the “Conditions’ Occurrence Date”), there is an impediment based upon any decision, order or judgment (including temporary or interim) of a competent court, that prohibits the completion of the transaction that is this Deed’s subject or that prevents its completion. In the event that the aforesaid impediment is not removed within 4 (four) months from the Conditions’ Occurrence Date, after the parties have exercised reasonable means for its removal, this Deed shall be cancelled and neither of the parties shall have any complaint, demand or claim against the other in connection with the Deed’s cancellation, including the completion or non-completion of the transaction that is this Deed’s subject.

8.	Rights and Obligations Under the Shareholders’ Agreement

If under the Shareholders’ Agreement and/or under the management agreement (Appendix 2.9B), Koor is obliged to cause the Purchaser to assume any of Koor’s undertakings that are listed in the Shareholders’ Agreement and/or in the management agreement (in this Section, the “Transferred Undertakings”), then the Purchaser shall assume, and shall be deemed to have assumed the Transferred Undertakings and Koor’s rights that pertain thereto, to the extent that they are transferable as aforesaid, from the Transaction Completion Date, and this only and to the extent and scope that are required in order that Koor fulfil its obligations, if any, to cause the Purchaser to assume the Transferred Undertakings. It is clarified that this undertaking is given solely for Koor’s benefit.

From the Transaction Completion Date, Koor transfers to the Purchaser all of the rights that are granted to Koor under the Shareholders’ Agreement and the management agreement, to the extent that they are transferable as aforesaid. Rights that are not transferable, if any, shall be exercised by Koor pursuant to the Purchaser’s instructions and for it only, to the extent that does not constitute a breach of the provisions of the Shareholders’ Agreement and the management agreement, respectively, and during a reasonable period of time under the circumstances.

9.	Indemnification

9.1	Koor undertakes to indemnify the Purchaser as follows:

9.1.1	For all of the Damages that will be caused to the Purchaser by any incorrectness and/or breach of any of Koor’s representations and/or declarations as detailed in Section 2 of this Deed, other than the Tax Representation (in this Section, a “General Representation Breach”) above a total amount of US$3,500,000 (three million five hundred thousand Dollars) (“General Indemnification Floor”), and all pursuant to the provisions of this Section 9.

9.1.2	For all of the Damages that will be caused to the Purchaser as a result of any incorrectness and/or breach of the Tax Representation above a total amount of US$2,000,000 (two million Dollars) (“Tax Indemnification Floor”), and all pursuant to the provisions of this Section 9.

9.1.3	Notwithstanding what is stated in Section 9.1.2 above, if it becomes clear that all of the Damages that are caused due to a General Representation Breach (in this Section, the “General Representation Breach Damages”) are less than the General Indemnification Floor, then the Tax Indemnification Floor shall be the lower of (1) an amount of US$2,000,000 (two million Dollars) plus the difference between the General Indemnification Floor and the General Representation Damages, and (2) US$3,500,000 (three million five hundred thousand Dollars).

9.1.4	The limitation regarding the indemnification amount stated in this Section 9.1 above shall not apply to the representations and declarations detailed in Sections 2.6, 2.7 and 2.8 above.

9.2	In this Section 9, “Damage” means—

(a)	70% (seventy percent) of any amount that is actually paid by the Company and/or the Subsidiaries to a third party in connection with any claim and/or demand that was filed against the Company and/or the Subsidiaries for a situation, act or occurrence of the Company and/or the Subsidiaries that constitutes a breach of a representation.

(b)	If it becomes clear that, based upon generally accepted accounting principles in Israel, as of the date of the Financial Statements, the Company was required to set aside higher reserves than those that it actually set aside regarding one or more of the subjects with respect to which representations were given in Section 2 of this Deed, the Damage that was caused to the Purchaser shall be 70% (seventy percent) of the difference between the reserves that the Company should have set aside, based upon generally accepted accounting principles in Israel, as of the date of the Financial Statements, and the reserves that the Company actually set aside in the Financial Statements regarding that matter.

(c)	70% (seventy percent) of the value of any asset of the Company and/or any of the Subsidiaries that was actually removed from the set of the Company’s and/or the Subsidiaries’ assets without consideration, and as a result of a situation, act or occurrence of the Company and/or any of the Subsidiaries that constitutes a breach of a representation, or 70% (seventy percent) of the value of any depreciation made regarding any asset of the Company and/or any Subsidiary that constitutes a breach of representation, and all with respect to the state of the Company’s and/or any of the Subsidiaries’ assets as in the Financial Statements.

(d)	The amount of any payments that were actually paid by the Purchaser to any third party whatsoever in connection with any claim and/or demand for a breach of representation that was filed against it.

(e)	In the event that the Company and/or the Subsidiaries set aside full or partial reserves in the Financial Statements in connection with Damages for which they may be indemnified pursuant to what is written in clauses (a), (b) and (c) above, the Damage that is stated in clauses (a), (b) and (c) above shall only be any amount in excess of said reserve amounts.

(f)	Any payment that the Purchaser actually receives and/or 70% (seventy percent) of any payment that the Company and/or the Subsidiaries actually receives from a third party for any of the occurrences that are the subject of a demand for indemnification shall be deducted from the amounts stated in Sections 9.2(a) through (d) above.

In the event that the Purchaser and/or the Company and/or any of the Subsidiaries receives an actual payment from a third party for any Damage listed in Sections 9.2(a) through (d) above as a result of any of those occurrences that are subject to indemnification, after it has received indemnification from Koor for the same Damage, the Purchaser shall immediately return to Koor an amount equal to the lower of: (1) the payment that the Purchaser actually received from a third party for said Damage, or (2) the payment that it received from Koor for said Damage; and 70% of the lesser of (1) the payment that the Company and/or the Subsidiaries actually received from a third party for said Damage, or (2) the payment that the Company and/or the Subsidiaries received from Koor for said Damage.

(g)	The indemnification in this Section 9 shall be given for direct damages only and not for consequential or indirect damages.

9.3 (a)	Koor’s undertaking to indemnify for the Damages that are listed in Section 9.2(d) above is subject to and conditioned upon the Purchaser notifying Koor of the claim’s filing or the demand’s receipt immediately after the Purchaser’s receipt of the claim and/or demand, and its allowing Koor to take upon itself at its expense, the management of the defense of said claim and/or demand in the Purchaser’s name in cooperation and while giving the full required information to Koor. Koor’s undertaking to indemnify for Damages listed in Section 9.2(a) above is subject to and conditioned upon the Purchaser acting to the best of its ability so that Koor will have the ability to take upon itself at its expense, the management of the defense of said claim and/or demand in the Company’s and/or the Subsidiaries’ name in cooperation and while giving the full required information to Koor.

(b)

Koor’s undertaking to indemnify for the Damages listed in Sections 9.2(a) and 9.2(d) above, for which a settlement agreement was signed between the Company and/or the Subsidiaries and/or the Purchaser and any third party whatsoever, is subject to and conditioned upon the settlement agreement being signed in good faith and upon the Purchaser having notified Koor in writing that it intends to sign a settlement agreement and Koor having given its prior written consent to the settlement agreement, if the settlement agreement is between the Purchaser and any third party, and in the event that the settlement agreement is between the Company and/or the Subsidiaries and any third party, the Purchaser will use its best efforts to cause the settlement agreement to be conditioned upon Koor’s prior written consent.

9.4	The Purchaser shall not be entitled to indemnification or compensation from Koor for breach of a representation pursuant to the foregoing and following provisions of this Section 9 unless it provides Koor with a demand no later than 30 days from the date on which the Company’s Board of Directors approves the Company’s audited financial statements for the year ending 31 December 2006, provided that they are approved no later than the later of 31 March 2007, or 365 days from the Transaction Completion Date (the “Indemnification Period”). In a demand as aforesaid, the claim upon which the indemnification demand is based shall be detailed and illustrated.

9.5	Notwithstanding the provisions of Section 9.4 above, the limitation regarding the Indemnification Period shall not apply to a written demand for indemnification pursuant to the provisions of this Section 9 for the incorrectness of the representation contained in Section 2.30 of this Deed, provided that the Purchaser serves Koor with such a demand no later than 30 days from the date upon which the Company filed with the tax authorities an annual reconciliation report for the Company’s income tax for the year in which the transaction was completed, for the following year and for the next following year, provided that the aforesaid reports are filed no later than 31 December 2008, and if the transaction is completed after 1 January 2006—the reports were filed by no later than 31 December 2009 (the “Tax Indemnification Period”). In such a demand, the Purchaser shall detail the claim upon which the indemnification demand is based.

9.6	To the extent that the Damage for which the indemnification demand was filed is as stated in Section 9.2(b) above or is Damage that was caused but which has not fully materialized within the Indemnification Period or the Tax Indemnification Period, as the case may be, the Purchaser shall be deemed to have filed an indemnification demand at the times that are noted above if it files a written demand with Koor during the Indemnification Period or the Tax Indemnification Period, as the case may be, in which the specific representation or declaration as a result of whose incorrectness the Damage was caused as stated in this Section 9 is detailed, and the Damages that have materialized or are expected to materialize are detailed. An indemnification demand as aforesaid shall be signed by a senior officeholder of the Purchaser, and shall include his/her assessment or estimate regarding the amount of damage that has not yet fully materialized. It is clarified that an indemnification demand that was filed pursuant to this Section 9.6 shall not be necessarily limited to the amount of Damage that was estimated in the assessment or estimate that was attached to the aforesaid indemnification demand.

9.7	Koor’s indemnification undertaking as stated in this Section 9 shall apply only if at the time of the indemnification demand’s filing the Company’s and the Subsidiaries’ respective current outside auditors shall continue to serve (alone or together with others) as the Company’s and the Subsidiaries’ respective outside auditors and such outside auditors sign the audit report in connection with the financial statements that are attached to the indemnification demand, and if what is under discussion is a breach of the Tax Representation, the Company’s and the Subsidiaries’ respective current outside auditors shall continue to serve (alone or together with others) as the Company’s and/or the Subsidiaries’ respective representatives before the tax authorities and so long as the indemnification demand is being investigated, they shall advise the Company and/or the Subsidiaries in the matter that is the subject of the indemnification demand. Nothing in the foregoing shall be deemed to derogate from the Purchaser’s right to appoint an outside auditor for the Company and/or for any of the Subsidiaries, respectively, provided that the Company’s and/or the Subsidiaries’ existing outside auditors shall continue to serve.

9.8	It is agreed between the parties that other than the indemnification under this Section 9, and subject to its conditions, and without derogating from the Purchaser’s rights under Section 13 below, the Purchaser shall not be entitled to any other remedy against Koor and/or anyone acting on its behalf, including a remedy of cancelling this Deed, and the Purchaser hereby confirms that except as stated in Sections 9.1 through 9.6 above, neither it nor anyone acting on its behalf shall have any demand and/or complaint and/or claim for any remedy of any kind, including the remedy of cancellation, against Koor and anyone coming in its stead and on its behalf, in connection with the breach of any representation or whose basis is a breach of representation other than an intentional breach of representation.

9.9	Subject to what is stated in Sections 9.4, 9.5 and 9.6 above, the Purchaser undertakes to file a demand for indemnification with Koor within 30 days of the date that it discovers the basis for the indemnification, together with all of the documents that are required to prove the indemnification’s claim, as the case may be.

9.10	It is hereby clarified that what is stated in Sections 9.1 through 9.9 above shall not apply to representations and declarations that are listed in Sections 2.2, 2.5, 2.6 (only regarding the percentage of Koor’s holdings in the Company’s share capital), 2.7, 2.8 and 2.9 above, with respect to which Koor undertakes to indemnify the Purchaser without any limitation for all of the expenses and losses that are caused to the Purchaser as a result of any incorrectness and/or breach of said representations and declarations.

9.11	Notwithstanding what is stated in Sections 9.1 through 9.10 above, in any event the indemnification amount shall not exceed the Consideration.

10.	The Insurance Claim

10.1	As stated in Section 2.28 above, the Company, Tadiran Systems and Tadiran Spectralink filed a complaint in the Tel-Aviv District Court against the insurance company for a fire that occurred in Tadiran Systems’ and Tadiran Spectralink’s plant (the “Insurance Claim”).

10.2	The Purchaser hereby undertakes that so long as the Insurance Claim or any proceeding with respect thereto or in connection therewith is pending in any court, it shall continue to manage the Insurance Claim in the same manner and in the same way in which the Company, Tadiran Systems and Tadiran Spectralink are managing it today, that it will not replace the attorneys, advisors and appraisers that are dealing with the claim, and that it shall not add other or additional attorneys, advisors or appraisers to deal with the Insurance Claim, unless it receives Koor’s consent to such a change, which shall not be unreasonably withheld, and that it shall not discharge any of the employees of the Company, Tadiran Systems or Tadiran Spectralink who, in the opinion of the attorneys who are handling the claim, are vital to the claim’s management, except after consulting with Koor.

10.3	The Purchaser undertakes to cause Koor to receive ongoing updates directly from the attorneys, advisors and appraisers who are handling the Insurance Claim, and also, with advance coordination with the Purchaser, from the employees of Elisra, Tadiran Systems and Tadiran Spectralink who are connected to the matter.

10.4	The Purchaser undertakes to notify Koor, promptly after it becomes aware of any decision or judgment that is adopted in the Insurance Claim, and to send Koor a copy of any decision or judgment that is received as aforesaid.

10.5	Without derogating from what is stated in Sections 10.2, 10.3 and 10.4 above, the Purchaser undertakes to notify Koor of the intentions of the Company, Tadiran Systems and/or Tadiran Spectralink to sign a settlement agreement with the insurance company in connection with the Insurance Claim, and to act to the best of its ability to cause the settlement agreement to be conditioned upon the receipt of Koor’s prior written consent to the settlement agreement.

10.6	To the extent that after signing this Deed there is directly or indirectly paid to the Company, Tadiran Systems, Tadiran Spectralink and/or anyone acting on their behalf and/or for any of them, any amount in connection with the Insurance Claim, the Purchaser shall pay additional consideration to Koor for the Sold Shares in amounts, under the conditions and at the times detailed in Appendix “10.6” to this Deed (the “Additional Conditional Consideration”).

10.7	If the Company, Tadiran Systems or Tadiran Spectralink is obligated by a judgment in the Insurance Claim, whose execution is not stayed, to return to the insurance company all or any part of the amount of US$9,950,000 (nine million nine hundred fifty thousand Dollars) that the insurance company paid to the Company, Tadiran Systems and Tadiran Spectralink in 2001, or if the amount that was adjudicated in the Company’s favor for the Insurance Claim shall be less than the direct expenses that the Company expended for the Insurance Claim from the Transaction Completion Date (in this Section, the “Expenses”), the Purchaser shall give written notice to Koor of the amount that the Company, Tadiran Systems or Tadiran Spectralink returned to the insurance company based on such judgment and/or the amount of the difference between the Expenses and the amount that was adjudicated in its favor, to the extent that the Expenses exceed the amount that was adjudicated as aforesaid, and Koor shall pay to the Purchaser within 30 days from the date that it received such a notice 70% of any such amount, and subject to the return of the said amount, the Purchaser shall have no claim, demand or complaint against Koor and/or anyone acting on its behalf in connection with said amount.

11.	Confidentiality

The parties shall use Confidential Information that has reached them or may reach them in connection with this Deed, the Company and the Subsidiaries, including in the framework of the due diligence examination’s performance, only to fulfil their obligations under this Deed, and shall refrain from disclosing, transferring or making use of Confidential Information in any manner except to the extent required to fulfil the Conditions Precedent, and all with advance coordination with the other party. Without derogating from the foregoing, if the transaction that is this Deed’s subject is not consummated, each party shall return to the other party to this Deed any Confidential Information that came into its possession in connection with this Deed, the Company and the Subsidiaries, if and to the extent that any such information came into its possession.

This undertaking is not limited by time, and shall continue to remain in effect even after the end of this Deed’s term or if this Deed is cancelled for any reason.

12.	Dekolink

12.1	Notwithstanding what is stated in Section 6.1 above, until the Transaction Completion Date, Koor shall be entitled:

12.1.1	To enter into a transaction with the Company pursuant to which the Company shall transfer and sell to Koor and/or to anyone designated by Koor, unless the Purchaser objects to the identity of the other party for reasonable cause that is explained (the “Other Party”), the entire holdings of the Company in Dekolink, and shall pay Dekolink’s remaining outstanding debt to the Company, and all in consideration of and pursuant to the material principles that are detailed in the draft Dekolink share transfer deed that is attached as Appendix “12.1” to this Deed (the “Dekolink Transaction”) or—

12.1.2	To distribute Dekolink’s shares as a dividend in kind to the Company’s existing shareholders at the time of signing this Deed.

12.2

If by the Transaction Completion Date, the Dekolink Transaction has not been completed for any reason, the Purchaser undertakes during a 90-day period from the Transaction Completion Date to support the Dekolink Transaction, including in the Company’s Board of Directors and General

Meeting, and to act to the best of its ability in order to cause the Company to enter into an agreement with Koor regarding the Dekolink Transaction upon Koor’s request and to consummate it no later than 90 days from the Transaction Completion Date. If the Dekolink Transaction has not been completed within 90 days from the Transaction Completion Date, Koor shall have no claim or complaint against the Purchaser and/or the Company, including with regard to the Consideration (as defined in this Deed), in connection with the failure to consummate the Dekolink Transaction.

12.3	In the event that expenses are incurred by the Company as a result of the consummation of the Dekolink Transaction and/or the distribution of Dekolink’s shares as a dividend in kind, the Consideration for the Sold Shares shall be reduced by 70% (seventy percent) of these expenses (in this Section, the “Refund Amount”). In the event that the expenses become known after the Purchaser has paid the Consideration for the Sold Shares to Koor, Koor shall refund the Refund Amount to the Purchaser within 30 days of the date on which the Purchaser notified Koor of the incurrence of said expenses.

13.	Purchaser’s Right to Cancel the Deed

13.1	Upon the occurrence of one or more of the events described in Section 13.2 below, from the date of signing this Deed until the Transaction Completion Date, unless it occurred with the Purchaser’s consent, the Purchaser shall have the right to cancel this Deed. Such cancellation shall be done by written notice from the Purchaser, which shall be received by Koor within 10 Business Days from the date upon which the Purchaser became aware of the occurrence of any of the events described in Section 13.2 below. If the Purchaser gives notice of this Deed’s cancellation as aforesaid, all of the parties’ undertakings and rights under this Deed and its Appendices other than the provisions of Section 11 above shall be cancelled, and this without either of the parties having any claim and/or complaint and/or demand against the other party.

13.2	The events are as follows:

13.2.1	If a temporary or permanent receiver and/or a temporary liquidator and/or a liquidator and/or a trustee is appointed for the Company, for Tadiran Systems and/or for Tadiran Spectralink (in this Section 13.2, the “Group”) and/or if a liquidation order and/or a receivership order and/or an order staying procedures is granted and/or if a lien is imposed upon a material asset among the Group’s assets (on a consolidated basis) other than if it occurred in connection with the transaction that is this Deed’s subject, and such an appointment or order or lien is not cancelled within 30 days.

13.2.2	If any of the companies in the Group shall begin merger proceedings as stated in the Eighth Chapter of the [Israel] Companies Law, 5759-1999, or in compromise or arrangement proceedings pursuant to Section 350 of the Companies Law, 5759-1999, or in restructuring and/or merger proceedings pursuant to Section 351 of the Companies Law, 5759-1999.

13.2.3	If a change takes place in the incorporation documents of any of the companies in the Group.

13.2.4	If any of the companies in the Group shall enter into new material transactions (on a consolidated basis for the Group), that are materially and adversely worse than the accepted commercial conditions in the relevant company.

13.2.5	If any of the companies in the Group carries out a change in an agreement that is not in the Ordinary Course of Business for that company, that will cause material damage to the Group’s business (on a consolidated basis), but excluding activities of the Company and/or Tadiran Spectralink pursuant to the provisions of Section 3.8 above.

13.2.6	If any of the companies in the Group enters into a new area of business in which the Group is not engaged as of the date of signing this Deed, or in which it had not intended to engage pursuant to decisions that it adopted before entering into this Deed and of which it had notified the Purchaser, and that is not included in the Group’s Ordinary Course of Business, or if it leaves a material business area in which the Group is engaged at the signing of this Deed, other than as stated in Section 12 above.

13.2.7	If any of the companies in the Group shall enter into transactions whose essence is mergers or acquisitions of corporate entities or businesses (M&A) whose total financial scope is in excess of $1,000,000 (one million Dollars).

13.2.8	If any of the companies in the Group allots or undertakes to allot its shares or other securities.

13.2.9	If one of the events listed in Section 6.1(a) and (c) above occurs.

13.3	Koor shall deliver written notice to the Purchaser immediately upon the occurrence of any of the events listed in Section 13.2 above, all subject to applicable law.

14.	Miscellaneous

14.1	Each party shall bear its legal expenses in connection with entering into this Deed and the required payments and taxes that apply to it, if any, under law, in connection with its entering into this Deed.

14.2	This Deed includes, merges and expresses all of the conditions that have been agreed between the parties in the matters that are this Deed’s subject. Any promises, guarantees, written or oral agreements, undertakings or representations, evaluations and assessments regarding this Deed’s subject that were given or done by the parties before signing this Deed and that were not explicitly included in it shall not add to the undertakings and rights that are determined in this Deed, nor derogate from them nor change them, and the parties shall not be bound by them from this Deed’s date. Without derogating from the generality of the foregoing, the exchange of documents between the parties before this Deed was signed, including the drafts that were exchanged between them, shall have no meaning in interpreting this Deed.

14.3	No behavior by any of the parties shall be deemed a waiver of any of its rights under this Deed or by law, or as a waiver or consent on its part to any breach or failure to fulfil any condition unless the agreement, waiver, delay, cancellation or addition was made explicitly and in writing.

14.4	Any amendment, change or addition to this Deed shall be effective only if done in writing and signed by the parties to this Deed, and shall apply only to the instance described in said document, and shall not derogate from the rights of any other party under this Deed.

14.5	The parties to this Deed shall be entitled to extend or shorten any time that is fixed in this Deed, and to waive the execution of any of this Deed’s provisions, and all once or multiple times, and by means of a written notice signed by two officeholders of each of Koor and the Purchaser, without the need for any additional approval, provided that the final time for receiving legal approval of the Purchaser’s General Meeting for the Purchaser entering into this Deed shall not be extended without the time for receiving an approval of the Purchaser’s General Meeting for the Purchaser entering into the amendment of the Koor-Elbit Deed dated 6 July 2005 that was signed between the parties to this Deed being extended accordingly.

14.6	The laws of the State of Israel shall apply to this Deed and to all that is connected therewith. The competent court in the judicial district of Tel Aviv—Jaffa District Court shall have exclusive jurisdiction in any matter that arises in connection with this Deed and its performance, and no other court shall have jurisdiction.

14.7	Neither party to this Deed is authorized to transfer or assign any of its rights and/or obligations that derive from this Deed to a third party without the prior written consent of the other party to this Deed.

14.8	Neither party to this Deed shall have any right of setoff, lien, charge or holdback against the other party to this Deed and/or anyone acting on its behalf, including in connection with the indemnification or the Additional Conditional Consideration, and to the extent that any party to this Deed has any such right or rights by law or agreement (oral, by action or written) by its signature on this Deed it hereby waives such rights absolutely and irrevocably.

14.9	If any of the parties did not enforce or delayed enforcement of any of the rights that it is granted under this Deed, in a specific instance or in a series of instances, it shall not be deemed a waiver of said right, or on any other rights whatsoever.

14.10	Notices under this Deed or in connection therewith shall be delivered in writing and with the signature of the notice’s deliverer or of someone who is authorized to sign on its behalf. A written notice that is sent by either party to this Deed to the other party (to the address given in this Deed’s preamble or to another address of which that party gives notice to the other parties to this Deed pursuant to this Section’s provisions), shall be deemed as if received by the party to which it was sent within 4 (four) Business Days of its delivery for mailing by registered mail (against a delivery receipt); at the time that it was actually delivered or acceptance was refused if delivery was made by hand; and at the time it was sent by facsimile (if it was sent during the course of a Business Day and if it was not sent during the course of a Business Day, on the first Business Day after it was sent) provided that the sending party displays a facsimile confirmation regarding the notice’s dispatch.

14.11	Without derogating from Section 11 above, and subject to applicable law, the parties shall not be entitled to publicize and/or disclose this Deed’s contents and shall coordinate in advance any report or notice that they are required to give by law.

IN WITNESS WHEREOF, THE PARTIES HAVE DULY EXECUTED THIS DEED:

(signed)	(signed)
Koor Industries Ltd.	Elbit Systems Ltd.

By: Jonathan Kolber	By: Joseph Ackerman

By: Danny Biran	By: Joseph Gaspar

Attorney’s Certification

I, Shlomo Heller, Adv. hereby certify that Messrs. Jonathan Kolber and Danny Biran, together are authorized to execute this Deed and the documents related thereto or that are required for its performance, in the name of Koor Industries Ltd.

(signed)
Shlomo Heller, Adv.

Attorney’s Certification

I, David Block Temin, Adv. hereby certify that Messrs. Joseph Ackerman and Joseph Gaspar, together are authorized to execute this Deed and the documents related thereto or that are required for its performance, in the name of Elbit Systems Ltd.

(signed)
David Block Temin, Adv.

APPENDIX 10.6

The Additional Conditional Consideration shall be in the following amounts:

(1)	For any amount that is directly or indirectly paid to the Company, to Tadiran Systems, to Tadiran Spectralink and/or to anyone on behalf of any of them and/or in favor of any of them in connection with an Insurance Claim (such an amount, hereinafter, the “Insurance Payment”) up to an amount of US$30,000,000 (thirty million Dollars), the Purchaser shall pay an amount equal to 40% of the Insurance Payment to Koor.

(2)	For every Insurance Payment in excess of US$30,000,000 (thirty million Dollars) and up to an amount of US$50,000,000 (fifty million Dollars), the Purchaser shall pay an amount equal to 27.5% of the Insurance Payment to Koor.

(3)	For every Insurance Payment in excess of US$50,000,000 (fifty million Dollars), the Purchaser shall pay an amount equal to 25% of the Insurance Payment to Koor.

And it shall be paid at the following times:

(1)	If the Insurance Payment is made to the Company, to Tadiran Systems, to Tadiran Spectralink and/or to anyone on behalf of any of them between the date of signing this Deed and the Transaction Completion Date, the Purchaser shall pay the Additional Conditional Consideration in the amounts stated above to Koor on the Transaction Completion Date.

(2)	If the Insurance Payment is made to the Company, to Tadiran Systems, to Tadiran Spectralink and/or to anyone on behalf of any of them after the Transaction Completion Date, the Purchaser shall pay the Additional Conditional Consideration in the amounts stated above to Koor within thirty days after the date that the aforesaid Insurance Payment is made.

It is clarified that in the event that the court sets fee amounts that exceed the fees given in the agreements existing on this Deed’s signing date, (unless they are amended with the consent of the Company, Tadiran Systems, Tadiran Spectralink and/or anyone acting on behalf of any of them, after the Transaction Completion Date), the aforesaid excess amount set by the court shall not be included in the Insurance Payment.

Thus for example, and only as an illustration:

If an amount of US$50,000,000 was transferred in connection with the Insurance Claim in the following manner:

(1)	A total amount of US$35,000,000 was transferred to the Company;

(2)	An amount of US$5,000,000 was transferred to the attorneys who are handling the Insurance Claim on the Company’s behalf for their handling of the Insurance Claim and pursuant to the existing agreements with said attorneys on the date of signing this Deed; and

(3)	An amount of US$10,000,000 was deposited in trust,

Then the amounts stated in clauses (1) and (2), in a total amount of US$40,000,000, shall be deemed amounts that were paid to the Company and the amount stated in clause (3) shall only be deemed an amount paid to the Company if and to the extent that it is released from the trust in favor of the Company, at the time that it is released.

In such an instance, for the amounts stated in clauses (1) and (2) above totalling US$40,000,000, the Purchaser shall pay to Koor:

(1)	An amount of US$12,000,000 (40% of US$30,000,000); and

(2)	An amount of US$2,750,000 (27.5% of US$10,000,000);

And in total an amount of US$14,750,000.

ANNEX C-1

TRANSLATION OF THE AMENDED TADIRAN DEED

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[TRANSLATED FROM THE HEBREW ORIGINAL]

[Marked to show changes from 27 December 2004 original]

SHARE TRANSFER DEED

Made and signed on the 27th day of December 2004

as amended on 6 July 2005

BETWEEN

KOOR INDUSTRIES LTD.

Public Company No. 52-001414-3

of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha’ayin 48091

(“Koor”)

of the one part

AND

ELBIT SYSTEMS LTD.

Public Company No. 52-004302-7

of the Advanced Technology Center, Haifa 31053

(“Elbit”)

of the other part

WHEREAS

Koor is the holder of 3,944,276 Ordinary Shares of the issued and paid up share capital of Tadiran Communications Ltd., a public company duly incorporated in Israel, whose number with the Companies Registrar is Public Company No. 51-207441-0 (hereinafter the “Company”);

AND WHEREAS

Koor wishes to sell and transfer to Elbit, in three ~~two~~ stages, 3,944,276 Ordinary Shares, which on the date of signing this Deed constitute approximately 32% of the Company’s issued and paid-up share capital, while in the first stage Koor will sell and transfer to Elbit 1,700,000 Ordinary Shares, which on the date of signing this Deed constitute approximately 13.8% of the Company’s issued and paid-up share capital, ~~and~~ in the second stage, Koor will sell and transfer to Elbit 623,115 Ordinary Shares, constituting approximately. 5% of the Company’s issued and paid-up share capital and in the third stage Koor will sell and transfer to Elbit 1,621,161 ~~2,244,276~~ Ordinary Shares, which on the date of signing this Deed constitute approximately 13~~8~~.2% of the Company’s issued and paid-up share capital, subject to and in accordance with the provisions of this Deed;

AND WHEREAS	Elbit wishes to purchase and receive from Koor the Shares Being Sold, subject to and in accordance with the provisions of this Deed;

AND WHEREAS	the performance of this Deed, in all its ~~both~~ stages, is subject to the Conditions Precedent as set out below in this Deed;

~~AND WHEREAS~~

~~Elbit believes, without placing Elbit under any obligation prior to the transaction contemplated by this Deed being duly approved, if at all, by Elbit’s General Meeting of shareholders, that there should be a consolidation of defense industries in Israel and that~~

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~~in that context the transaction contemplated by this Deed as well as the Elisra Transaction, on appropriate terms and conditions, are in the interest of Elbit and the Company, from the perspective of Elbit as a shareholder of the Company;~~

AND WHEREAS

Koor is interested in the performance of the transaction contemplated by this Deed as part of an overall transaction, in the scope of which Koor will purchase shares of Elbit from Federmann Enterprises Ltd, as set out in the Koor-Federmann Deed and this Deed;

AND WHEREAS	the parties wish to set forth their relationship in respect of the sale and purchase of the Shares Being Sold in the context of this Deed.

NOW, THEREFORE, THE PARTIES HEREBY WARRANT, PROVIDE AND AGREE BETWEEN THEM AS FOLLOWS:

1.	Preamble, Appendices and Interpretations

1.1	The preamble and Appendices hereto constitute an integral part hereof.

1.2	The clause headings in this Deed are solely for the sake of convenience and shall not be applied in the interpretation hereof.

2.	Definitions

2.1	In this Deed, the following expressions shall have the meanings herein ascribed to them, unless expressly stated otherwise:

“Elbit” means as defined in the preamble hereto;

“Elisra” means Elisra Electronic Systems Ltd. , Private Company No. 52-003587-4;

“General Meeting” means as defined in the Companies Law, and any adjourned meeting;

“U.S. dollar” or “$” means United States dollars;

“Stock Exchange” means the Tel-Aviv Stock Exchange Ltd.;

“Company” means as defined in the preamble hereto;

“Shareholders Agreement” means an agreement between Koor and Elbit in the form of Appendix “10.7” hereto, which is to be signed contemporaneously with the signature of this Deed and will take effect on the First Closing Date, including the amendments thereto;

“Stage ‘A’ Conditions Precedent” means the Conditions Precedent for Stage ‘A’ of the Transaction, as set out in Appendix “9.2” hereto;

“Stage ‘C~~B~~’ Conditions Precedent” means the Conditions Precedent for Stage ‘C~~B~~’ of the Transaction, as set out in Appendix “12.2” hereto;

“Conditions Precedent” means the Stage ‘A’ Conditions Precedent and the Stage ‘C~~B~~’ Conditions Precedent;

“Companies Law” means the [Israel] Companies Law, 5759-1999;

“Business Day” means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a Business Day;

“Koor” means as defined in the preamble hereto;

“First Closing Date” means the third Business Day after the date on which all the Stage ‘A’ Conditions Precedent have been fulfilled or such later date as may be agreed by the parties, as provided in Clause 20.3 below;

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“Koor-Federmann Deed First Closing Date” means the First Closing Date as the term is defined in the Koor-Federmann Deed;

“Second Closing Date” means the third Business Day after the date of receiving the due approvals of Elbit’s General Meeting for Elbit’s execution of the Amendment and for Elbit’s execution of the Elisra Transaction~~on which all the Stage ‘B’ Conditions Precedent have been fulfilled~~  or such later date as may be agreed by the parties, as provided in Clause 20.3 below;

“Third Closing Date” means the third Business Day after the date on which all the Stage ‘C’ Conditions Precedent have been fulfilled or such later date as may be agreed by the parties, as provided in Clause 20.3 below;

~~“Koor-Federmann Deed Second Closing Date” means the Second Closing Date as the term is defined in the Koor-Federmann Deed;~~

“Stage ‘A’ Completion Deadline” means as defined in Clause 9.1 below;

“Stage ‘C~~B~~’ Completion Deadline” means as defined in Clause 12.1 below;

~~“Koor-Federmann Deed Stage ‘B’ Completion Deadline” means the Stage ‘B’ Completion Deadline as the term is defined in the Koor-Federmann Deed;~~

“Confidential Information” means all information relating to the parties hereto or to the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Deed and (b) information the disclosure of which is required in accordance with the provisions of applicable law;

“Ordinary Share” or “Ordinary Shares” means ordinary shares of 1 NIS par value each of the Company’s issued capital;

“Stage ‘A’ Shares” mean 1,700,000 (one million seven hundred thousand) Ordinary Shares;

“Stage ‘B’ Shares” mean 623,115~~2, 244,276~~ (six hundred and twenty-three thousand one hundred and fifteen)~~two million two hundred forty-four thousand two hundred and seventy-six)~~ Ordinary Shares;

“Stage ‘C’ Shares” mean 1,621,161 (one million six hundred and twenty-one thousand one hundred and sixty-one) Ordinary Shares;

“Koor-Federmann Deed Stage ‘A’ Shares” means the Stage ‘A’ Shares as the term is defined in the Koor-Federmann Deed;

~~“Koor-Federmann Deed Stage ‘B’ Shares” means the Stage ‘B’ Shares as the term is defined in the Koor-Federmann Deed;~~

“Shares Being Sold” means the Stage ‘A’ Shares, the Stage ~~and the Stage~~ ‘B’ Shares and the Stage ‘C’ shares;

“Federmann Enterprises” means Federmann Enterprises Ltd., Private Company No. 51-227839-1;

“Free and Clear” means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any additional or other third party right whatsoever;

“Elisra Transaction” means a transaction pursuant to which ~~the~~ Elbit ~~Company~~ will purchase shares from Koor ~~purchase shares~~ constituting ~~at least~~ 70% of Elisra’s issued capital;

“Interest” means three-month LIBOR at Bank Leumi Le-Israel B.M., plus annual interest at the rate of 1.5%, compounded every three months;

“Deed” or “this Deed” means this Share Transfer Deed together with all the Appendices hereto, including its amendments;

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“Koor-Federmann Deed” means the Share Transfer Deed together with all the Appendices thereto made between Koor and Federmann Enterprises contemporaneously with the signature of this Deed, including its amendments ~~subject to the terms thereof pursuant to which Federmann Enterprises will sell and transfer to Koor, in two stages, 4,000,000 (four million) ordinary shares of 1 NIS par value each of Elbit, which on the date of signing this Deed constitute approximately 9.8% of Elbit’s issued share capital~~;

“Koor-Elbit Deed for the Sale of Shares in Elisra” means the deed for the transfer of shares in Elisra, including its appendices, made between Koor and Elbit, in connection with the Elisra Transaction, contemporaneously with the signature of the Amendment, ~~in connection with the Elisra Transaction;~~

“Stage ‘A’ of the Transaction” means as defined in Clause 8.1 below;

“Stage ‘B’ of the Transaction” means as defined in Clause 10A below;

“Stage ‘C~~B~~’ of the Transaction” means as defined in Clause 11~~1.1~~ below;

“Koor-Federmann Deed Stage ‘A’” means Stage ‘A’ of the transaction contemplated by the Koor-Federmann Deed as the term is defined in the Koor-Federmann Deed;

~~“Koor-Federmann Deed Stage ‘B’” means Stage ‘B’ of the transaction contemplated by the Koor-Federmann Deed as the term is defined in the Koor-Federmann Deed;~~

“Stage ‘A’ Consideration” means US$37 (thirty-seven U.S. dollars) for each of the Stage ‘A’ Shares, totalling US$62,900,000 (sixty-two million nine hundred thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount shall be subject to the addition of Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as set out in Clause 15 below;

“Stage ‘B’ Consideration” means US$37 (thirty-seven U.S. dollars) for each of the Stage ‘B’ Shares, totalling US$23,055,255~~83,038,212~~ (twenty- ~~eighty-~~three million fifty-five ~~thirty-eight~~ thousand two hundred and fifty-five ~~twelve~~ U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount shall be subject to the addition of Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments commencing on 27 December 2004, as set out in Clause 15 below;

“Stage ‘C’ Consideration” means US$37 (thirty-seven U.S. dollars) for each of the Stage ‘C’ Shares, totalling US$59,982,957 (fifty-nine million nine hundred and eighty-two thousand nine hundred and fifty-seven U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount shall be subject to the addition of Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments commencing on 27 December 2004, as set out in Clause 15 below;

“Consideration” means the Stage ‘A’ Consideration, ~~and~~ the Stage ‘B’ Consideration and the Stage ‘C’ Consideration together;

“Qualification Conditions” means all the requirements in accordance with applicable law and pursuant to the Company’s incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service;

“Amendment” means the amendment to this Deed and to the Shareholders’ Agreement executed on 6 July 2005.

2.2	The following terms shall have the meanings defined in Section 1 of the [Israel] Securities Law, 5728-1968:

“securities”, “company”, “subsidiary”, “acquisition of securities”, “holding and acquisition” and “control”.

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2.3	The following terms shall have the meanings defined in Section 1 of the Companies Law:

“dividend”, “director”, “external director”, “public company”, “distribution”, “bonus shares”, “officer”, “personal interest”, “transaction”, “extraordinary transaction”, “act” and “Company Registrar”.

3.	Appendices

The following Appendices, which constitute an integral part hereof, are annexed to this Deed:

3.1	Appendix 9.2—the Stage ‘A’ Conditions Precedent;

3.2	Appendix 10.7 —the Shareholders Agreement between Koor and Elbit, which is to be entered into contemporaneously with the signature of this Deed and will take effect on the First Closing Date;

3.3	Appendix 12.2—the Stage ‘C~~B~~’ Conditions Precedent.

4.	The Koor-Federmann Deed

Contemporaneously with the signing this Deed, the Koor-Federmann Deed is also being signed. The Koor-Federmann Deed and this Deed are separate and unrelated deeds, except as expressly provided in this Deed. For the avoidance of doubt it is hereby clarified that Elbit is not a party to the Koor-Federmann Deed, and the provisions of the Koor-Federmann Deed do not impose any obligation, that is not expressly provided in this Deed, on Koor to Elbit or on Elbit to Koor.

5.	The Parties’ Warranties and Undertakings

The parties hereby warrant and undertake to each other as follows:

5.1	The representations and warranties of the parties in this Deed are solely as set out in this Clause 5 and in Clauses 6 and 7 below, as the case may be.

5.2	The parties’ warranties and undertakings as set out in this Clause 5 and in Clauses 6 and 7 below, as the case may be, will continue to be correct, complete and accurate as of the First Closing Date, ~~and~~ the Second Closing Date and the Third Closing Date, and they shall be deemed as having been given again by each of the parties on ~~as of both~~ the First Closing Date, ~~and on~~ the Second Closing Date and the Third Closing Date.

6.	Koor’s Warranties and Undertakings

Koor hereby warrants and undertakes to Elbit as follows:

6.1	That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are threatened against it.

6.2

That on signing this Deed and until the completion of Stage ‘A’ of the Transaction it is and shall be the sole owner of the Shares Being Sold (subject to the Fixed Lien), and after the completion of Stage ‘A’ of the Transaction and until the completion of Stage ‘B’ of the Transaction it is and shall be the sole owner of the Stage ‘B’ Shares (subject to the Fixed Lien, as will be modified as provided in Clause 10.3 below), after the completion of Stage ‘B’ of the Transaction and until the Stage ‘C’ Completion Deadline it is and shall be the sole owner of the Stage ‘C’ Shares (subject to the Fixed Lien, as amended in accordance with Clauses 10.3 and 10.3A below) and that prior to completion of the Additional Stage of the Transaction, it shall be the sole owner of the Additional Stage Shares (subject to the Fixed Lien, as amended in accordance with Clauses 10.3 and 10.3A), that it has not granted any person or entity an option or right to purchase all or any of the Shares

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Being Sold, that it has not undertaken to grant such an option or right as aforesaid, that no person or entity has any right of first refusal or tag-along right in connection with all or any of the Shares Being Sold and that on the date of signing this Deed, apart from the Shares Being Sold, it does not hold securities of the Company or any rights to receive or acquire securities of the Company.

6.3	That the Shares Being Sold are fully paid and Free and Clear, save for a fixed lien in favor of Bank Hapoalim B.M.. (in this Deed the “Bank”) over all the Shares Being Sold, including all the rights, income and proceeds that Koor now or in future has from them (in this Deed the “Fixed Lien”) and that in the context of the Fixed Lien the Shares Being Sold are held in a trust account at the Bank in the name of Poalim Trust Services Ltd. (in this Deed the “Trust Account”) and that on the First Closing Date, upon the Stage ‘A’ Consideration being received in Koor’s account, the Stage ‘A’ Shares will be Free and Clear and that on the Second Closing Date, upon the Stage ‘B’ Consideration being received in Koor’s account, the Stage ‘B’ Shares will be Free and Clear, that on the Third Closing Date, upon receipt of the Stage ‘C’ Consideration in Koor’s Account, the Stage ‘C’ Shares will be Free and Clear and that on the Additional Closing Date, upon receipt of the Additional Stage Consideration in Koor’s Account, the Additional Stage Shares shall be Free and Clear.

6.4	That apart from Koor’s board of directors’ approval, Koor has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

6.5	That subject to ratification by Koor’s board of directors, the signatories on Koor’s behalf to this Deed and the documents ancillary hereto are the persons who are empowered, on Koor’s behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof and to obligate Koor by their signature, and this Deed, together with all its terms and conditions, obligates Koor in all respects.

6.6	That subject to the approval of Koor’s board of directors and the fulfilment of the Conditions Precedent, there is no legal or other impediment to its entering into this Deed and the performance hereof and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which Koor is a party, to its incorporation documents or to any other obligation of Koor, whether by virtue of contract (oral, by conduct or written) or by virtue of law.

6.7	That apart from Koor’s board of directors’ approval and the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Koor’s entering into this Deed and performing its obligations pursuant hereto, including transferring the Shares Being Sold to Elbit.

6.8	That from the time of Koor’s acquisition of the Shares Being Sold, Koor and/or its controlling shareholders and/or officers have not entered into a transaction in which any of them has a personal interest with the Company and/or its subsidiaries, apart from the payment of remuneration to the Company’s directors, as customary with the Company, and apart from arrangements for the grant of relief, insurance and indemnity by the Company to the Company’s directors.

Nothing in this Clause 6.8 shall be deemed to prevent Koor and the Company from entering into ~~the Elisra Transaction or into~~ transactions to which Elbit has given its consent by written notice signed by two officers of Elbit, without any further approval being necessary.

6.9

That as at the time of signing this Deed, the Company and/or its subsidiaries have not entered into a transaction in which Koor and/or its subsidiaries and/or Koor’s controlling shareholders and/or officers and/or companies controlled by any of them have a personal interest, other than:

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(1) transactions in the ordinary course of business with Elisra and its subsidiaries, the total financial value of which does not exceed $5,000,000; (2) a transaction in connection with the provision of warehousing services by the Company to subsidiaries of Elisra; (3) payment of remuneration to the Company’s directors; (4) arrangements for the grant of relief, insurance and indemnity by the Company to the Company’s directors; and that from the time of signing this Deed until the Second Closing Date, the Company and/or its subsidiaries will not enter into a transaction in which Koor and/or its subsidiaries and/or controlling shareholders and/or officers of Koor and/or the companies controlled by any of them have a personal interest, other than: (1) transactions in the ordinary course of business with Elisra and its subsidiaries; (2) transactions not in the ordinary course of business, the total financial value of which does not exceed $5,000,000; (3) a transaction in connection with the provision of warehousing services by the Company to subsidiaries of Elisra; (4) payment of remuneration to the Company’s directors as customary in the Company; and (5) arrangements for the grant of relief, insurance and indemnity by the Company to the Company’s directors.

Nothing in this Clause 6.8 [sic] shall be deemed to prevent Koor and the Company from entering into ~~the Elisra Transaction or~~ transactions to which Elbit has granted its consent by written notice signed by two officers of Elbit, without any further approval being necessary.

6.10	That from the time the Shares Being Sold were acquired by Koor until the time of signing this Deed, the Company had not brought to Koor’s attention nor given any report to the public that any material agreement to which the Company is a party had been terminated or modified or that there was any intent to terminate or modify any material agreement to which the Company is a party.

7.	Elbit’s Warranties and Undertakings

Elbit	hereby warrants and undertakes to Koor as follows:

7.1	That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are being threatened against it.

7.2	That it has the ability and resources to perform its obligations pursuant to this Deed in full and on time and that it is in possession of the financial resources sufficient for payment of the Consideration in full and at the times set out in this Deed.

7.3	That apart from approval by Elbit’s audit committee and board of directors, Elbit has no need, including pursuant to its incorporation documents and law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto, except for approval by Elbit’s General Meeting in accordance with Section 275 of the Companies Law, if and insofar as not yet obtained. At the time of signing this Deed, Elbit’s General Meeting’s approval had not yet been obtained.

7.4	That subject to the approvals of Elbit’s audit committee and board of directors, the signatories on behalf of Elbit to this Deed and the documents ancillary hereto are those who are empowered, on Elbit’s behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof, and to obligate Elbit by their signatures, and this Deed, including all its terms and conditions, obligates Elbit in all respects, subject to obtaining Elbit’s General Meeting’s approval.

7.5	That subject to the approvals of Elbit’s audit committee and board of directors and the fulfilment of the Conditions Precedent, there is no legal or other impediment to its entering into and performing this Deed and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other obligation of Elbit, whether by virtue of contract (oral, by conduct or written) or by virtue of law.

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7.6	That apart from the approvals of Elbit’s audit committee and board of directors and apart from the Conditions Precedent, including Elbit’s General Meeting’s approval, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Elbit’s entering into this Deed and performing its obligations pursuant hereto, including the acquisition from Koor of the Shares Being Sold.

7.7	That on the date of signing this Deed it was~~is~~ the holder of 518,488 Ordinary Shares, and that on the date of signing the Amendment, it holds 2,536,302 Ordinary Shares.

7.8	That subject only to Koor’s warranties and representations in Clauses 5 and 6 of this Deed, the Shares Being Sold are being purchased in their actual condition, and the actual condition of the Company and its assets, and they are “As Is”, without any other representations or warranties being received from or on behalf of Koor and that the Consideration, as agreed between the parties, has been fixed having regard also to the fact that the purchase is on such an “As Is” basis.

8.	Stage ‘A’ of the Transaction

8.1	On the First Closing Date and subject to the fulfilment of Stage ‘A’ Conditions Precedent by the Stage ‘A’ Completion Deadline, Koor shall sell and transfer to Elbit, on and against payment of the whole of Stage ‘A’ Consideration, 1,700,000 (one million seven hundred thousand) Ordinary Shares (the Stage ‘A’ Shares), fully paid and Free and Clear, and Elbit shall purchase and receive from Koor the Stage ‘A’ Shares and pay Koor the full amount of the Stage ‘A’ Consideration (in this Deed “Stage ‘A’ of the Transaction”).

8.2	Furthermore, on the First Closing Date, Koor shall purchase from Federmann Enterprises 2,160,000 (two million one hundred and sixty thousand) ordinary shares of 1 NIS par value each of Elbit, which on the date of signing this Deed constitute approximately 5.3% of Elbit’s issued share capital, in accordance with the Koor-Federmann Deed, which is being signed contemporaneously with this Deed. The Koor-Federmann Deed Stage ‘A’ and Stage ‘A’ of the Transaction shall be performed contemporaneously, and Stage ‘A’ of the Transaction (contemplated by this Deed) shall not be performed without the Koor-Federmann Deed Stage ‘A’ being performed.

8.3	For the avoidance of doubt, after the performance and completion of Stage ‘A’ of the Transaction, Stage ‘A’ of the Transaction will not be revoked, even if Stage ‘B’ of the Transaction is not performed or completed for any reason.

9.	The Stage ‘A’ Completion Deadline and the Stage ‘A’ Conditions Precedent

9.1	In this Deed the “Stage ‘A’ Completion Deadline” means:

9.1.1	15~~31~~ April ~~March~~ 2005 [extended by consent in the past];

or -

9.1.2	If by 15 April ~~31 March~~ 2005 [extended by consent in the past] all the Stage ‘A’ Conditions Precedent have been fulfilled, other than the approval of the [Israel] Commissioner of Restrictive Trade Practices, as set out in Clause (3) of Appendix “9.2”, the Stage ‘A’ Completion Deadline shall be automatically deferred until 31 May 2005 or to such later date as may be fixed by the parties as provided in Clause 20.3 below.

9.2	The Stage ‘A’ Conditions Precedent are set out in Appendix “9.2”.

9.3

Should all the Stage ‘A’ Conditions Precedent not have been fulfilled by the Stage ‘A’ Completion Deadline, this Deed shall be void—except, if and insofar as Elbit’s General Meeting’s approval for its entering into the transaction contemplated by this Deed has been obtained, the

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provisions of Clauses 14.3 (except insofar as concerns the acquisition of Ordinary Shares), 14.5 and 17 hereof, without either of the parties having any complaint and/or claim and/or demand against the other. For the avoidance of doubt, it is clarified that if the Stage ‘A’ Conditions Precedent have not been fulfilled by the Stage ‘A’ Completion Deadline, neither of the parties shall be subject to any restriction as regards the acquisition of Ordinary Shares.

Nothing in the provisions of this Clause 9.3 above shall be deemed to derogate from any right or other remedy pursuant to this Deed or by law that is available to the parties in respect of a breach of any of the provisions of this Deed (insofar as breached). Without prejudice to the above provisions of this Clause 9.3, it is clarified that no provision of this Deed shall obligate Elbit in any manner whatsoever, prior to obtaining the approval of its General Meeting, to enter into the transactions contemplated by this Deed.

10.	The First Closing Date

Subject to the Stage ‘A’ Conditions Precedent being fulfilled by the Stage ‘A’ Completion Deadline, the parties shall meet on the First Closing Date at such place as determined by the parties and the following interdependent acts shall be performed contemporaneously:

10.1	Elbit shall remit the Stage ‘A’ Consideration by bank transfer to Koor’s bank account at the Bank, the details of which shall be provided to it in writing by Koor by the First Closing Date (in this Deed “Koor’s Account”) and confirmation from the Bank shall be provided to Koor that the Stage ‘A’ Consideration has been received in Koor’s Account.

10.2	Koor shall provide Elbit confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage ‘A’ Consideration in Koor’s Account, it will discharge the Fixed Lien from the Stage ‘A’ Shares.

10.3	Koor shall provide Elbit a letter of instructions from the Bank, in the Bank’s standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to amend the Fixed Lien to the effect that the Fixed Lien will be discharged from the Stage ‘A’ Shares.

10.4	Koor shall provide Elbit a written certificate from Poalim Trust Services Ltd., in which Poalim Trust Services Ltd. gives instructions to transfer the Stage ‘A’ Shares from the Trust Account to Elbit’s securities account, the details of which shall be provided to Koor by Elbit in writing by the First Closing Date (hereinafter “Elbit’s Account”).

10.5	Koor shall provide the Bank an irrevocable instruction to transfer the Stage ‘A’ Shares, by means of a transaction outside the Stock Exchange, from the Trust Account to Elbit’s Account, and confirmation from the Bank that the Stage ‘A’ Shares have been received in Elbit’s Account shall be provided to Elbit.

10.6	Koor shall provide Elbit a copy of the Company’s board of directors’ resolution to the effect that, subject to the performance of Stage ‘A’ of the Transaction, there shall be added to the Company’s board of directors and serve thereon as directors such number of nominees as proposed for office by Elbit, who meet the Qualification Conditions, such that after their addition to the board of directors, the number of directors proposed for office by Elbit shall be the greater of:

(1)	three directors; or

(2)	a number of directors equal to 20% of the number of the Company’s directors (including external directors and the directors who are added in accordance with Elbit’s nomination as aforesaid), rounded up to the nearest whole number (for example, if the number of directors who are serving in the Company immediately after the addition of Elbit’s nominees is 11, three nominees who have been proposed by Elbit shall be added as directors).

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In said board of directors’ resolution it shall be provided that Elbit’s nominees as aforesaid shall be added to the Company’s board of directors on the First Closing Date.

Koor undertakes that there shall be sufficient vacancies on the Company’s board of directors to enable the addition of Elbit’s nominees as aforesaid.

If for any reason any of the nominees proposed by Elbit as aforesaid cannot be appointed as a director or directors of the Company, another nominee or nominees, as proposed by Elbit, shall be appointed in his or their place.

Elbit shall give prior written notice to Koor and the Company of the name of such nominees as aforesaid or of the other nominees in their place, and Elbit (with the assistance of Koor) shall coordinate with the Company’s corporate secretary such nominees’ compliance with the Qualification Conditions, all by no later than 14 days prior to the earlier of (1) the Stage ‘A’ Completion Deadline or (2) the First Closing Date. Without prejudice to the foregoing, if any of the nominees proposed by Elbit as aforesaid is not added to the Company’s board of directors on the First Closing Date, Koor shall hold a General Meeting of the Company as soon as possible, the agenda of which shall be the appointment of the nominees proposed by Elbit, who have not been appointed as aforesaid, as directors of the Company. Koor undertakes to vote in favor of the appointment of the nominees proposed by Elbit who have not been appointed as aforesaid but who do meet the Qualification Requirements. If and insofar as it is required by law that a majority of the Company’s directors meet any Qualification Requirements, then if the number of directors appointed in accordance with Elbit’s nomination is an equal number, one half of the directors appointed in accordance with Elbit’s nomination as aforesaid shall meet said conditions, and if the number of directors appointed in accordance with Elbit’s nomination is an odd number, the majority of the Company’s directors who are appointed in accordance with Elbit’s nomination as aforesaid shall meet the above conditions.

10.7	The Shareholders Agreement, in the terms annexed hereto as Appendix “10.7”, shall become effective.

10.8	Koor shall provide Elbit a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as set out in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the First Closing Date.

10.9	Elbit shall provide Koor a written declaration, duly signed by Elbit, according to which all the warranties and representations of Elbit as set out in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the First Closing Date.

10.10	The Koor-Federmann Deed Stage ‘A’ shall be completed, namely all the acts that are to be performed on the Koor-Federmann Deed First Closing Date shall be performed, as provided in Clause 10 of the Koor-Federmann Deed.

10.11	Each party undertakes to do all the acts for which it is responsible pursuant to this Clause 10.

10.12	All the acts mentioned above in this Clause 10 shall be deemed as having been performed contemporaneously, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all such acts have been completed and all the documents have been delivered.

10A.	Stage ‘B’ of the Transaction

On the Second Closing Date, Koor shall sell and transfer to Elbit, against payment of the full Stage ‘B’ Consideration, 623,115 (six hundred and twenty-three thousand one hundred and fifteen) Ordinary Shares (Stage ‘B’ Shares), fully paid and Free and Clear, and Elbit shall purchase and accept on transfer the Stage ‘B’ Shares from Koor and pay Koor the full Stage ‘B’ Consideration (hereinafter in this Deed referred to as

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“Stage ‘B’ of the Transaction”), and the parties shall meet at such place as determined by them and the following interdependent acts shall be performed contemporaneously:

10A.1	Elbit shall remit the Stage ‘B’ Consideration by bank transfer to Koor’s Account, and confirmation from the Bank shall be provided to Koor that the Stage ‘B’ Consideration has been received in Koor’s Account.

10A.2	Koor shall provide Elbit confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage ‘B’ Consideration in Koor’s Account, it will discharge the Fixed Lien from the Stage ‘B’ Shares.

10A.3	Koor shall provide Elbit a letter of instructions from the Bank, in the Bank’s standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to strike out the Fixed Lien from the Stage ‘B’ Shares.

10A.4	Koor shall provide Elbit a written certificate from Poalim Trust Services Ltd., in which Poalim Trust Services Ltd. gives instructions to transfer the Stage ‘B’ Shares from the Trust Account to Elbit’s Account.

10A.5	Koor shall provide the Bank an irrevocable instruction to transfer the Stage ‘B’ Shares, by means of a transaction outside the Stock Exchange, from the Trust Account to Elbit’s Account, and confirmation from the Bank that the Stage ‘B’ Shares have been received in Elbit’s Account shall be provided to Elbit.

10A.6	Koor shall provide Elbit a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as set out in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Second Closing Date.

Elbit shall provide Koor a written declaration, duly signed by Elbit, according to which all the warranties and representations of Elbit as set out in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Second Closing Date.

10A.7	Each party undertakes to do all the acts for which it is responsible pursuant to this Clause 10A.

10A.8	All the acts mentioned above in this Clause 10A shall be deemed as having been performed contemporaneously, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all such acts have been completed and all the documents have been delivered.

10A.9	From the date of completion of Stage ‘B’ of the Transaction, the arrangements between the parties set forth in Clause 5 of the Shareholders’ Agreement, with all its sub-clauses, shall apply and in such context directors will be appointed to the Company’s board of directors in accordance with Elbit’s recommendation, as provided in Clause 5 of the Shareholders’ Agreement, and the chairman shall be appointed for the Company’s board of directors in accordance with Elbit’s recommendation, as provided in Clause 5 of the Shareholders’ Agreement.

10A.10	For the avoidance of doubt, the approvals required and the conditions precedent for the Elisra Transaction, including the [Israel] Commissioner of Restrictive Trade Practices’ approval of the Elisra Transaction, but except for the approval of Elbit’s General Meeting for Elbit’s execution of the Elisra agreement, that shall constitute a condition for the entry into force of the Amendment and will accordingly constitute a condition for the completion of Stage ‘B’, do not constitute conditions for the completion of Stage ‘B’ of the Transaction.

11.	Stage ‘C~~B~~’ of the Transaction

~~11.1~~

On the Third ~~Second~~ Closing Date and subject to the fulfilment of the Stage ‘C~~B~~’ Conditions Precedent by the Stage ‘C~~B~~’ Completion Deadline, Koor shall sell and transfer to Elbit, on and against payment of the full Stage ‘C~~B~~’ Consideration, 1,621,161 (one million six hundred and

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twenty-one thousand one hundred and sixty-one)~~2 ,244,276 (two million two hundred forty-four thousand two hundred and seventy-six)~~ Ordinary Shares (the Stage ‘C~~B~~’ Shares), fully paid and Free and Clear, and Elbit shall purchase and receive from Koor the Stage ‘C~~B~~’ Shares and pay Koor the full amount of the Stage ‘C~~B~~’ Consideration (hereinafter in this Deed “Stage ‘C~~B~~’ of the Transaction”).

~~11.2~~	~~On the Second Closing Date Koor shall purchase from Federmann Enterprises 1,840,000 (one million eight hundred and forty thousand) ordinary shares of 1 NIS par value each of Elbit, constituting approximately 4.51% of Elbit’s issued and paid up share capital in accordance with the Koor-Federmann Deed, which is being signed contemporaneously with this Deed, and Stage ‘B’ of the Transaction and the Koor-Federmann Deed Stage ‘B’ shall be performed together, and Stage ‘B’ of the Transaction (contemplated by this Deed) shall not be performed without the performance of the Koor-Federmann Deed Stage ‘B’. Nevertheless, it is agreed that the provisions of this Clause 11.2 shall not apply if Federmann gives notice as provided in Clause 12.1.3 of the Koor-Federmann Deed or as provided in Clause 12.1.5 of the Koor-Federmann Deed, as the case may be.~~

12.	The Stage ‘C~~B~~’ Completion Deadline and the Stage ‘C~~B~~’ Conditions Precedent

12.1	In this Deed the “Stage ‘C~~B~~’ Completion Deadline” means:

6 September 2005; however, this date shall be automatically extended if and insofar as the Deadline for Completion of the Elisra Transaction is extended as provided in the Koor-Elbit Deed for the Sale of Shares in Elisra—and to the extended date.

~~12.1.1~~	~~30 June 2005; or~~

~~12.1.2~~	~~if all the Stage ‘B’ Conditions Precedent have not been fulfilled by 30 June 2005, the Stage ‘B’ Completion Deadline shall automatically be deferred until 30 September 2005; or~~

~~12.1.3~~	~~if by 30 September 2005 all the Stage ‘B’ Conditions Precedent have been fulfilled, except for the completion of the Elisra Transaction as set out in Clause (2) of Appendix “12.2”, Koor shall be entitled to provide written notice to Elbit, to be received by Elbit by said date, of the Stage ‘B’ Completion Deadline’s deferral until 30 April 2006 or such later date as may be determined by the parties, as provided in Clause 20.3 below.~~

12.2	The Stage ‘C~~B~~’ Conditions Precedent are set out in Appendix “12.2”.

12.3	Should all the Stage ‘C~~B~~’ Conditions Precedent not be fulfilled by the Stage ‘C~~B~~’ Completion Deadline, Stage ‘C~~B~~’ of the Transaction shall not be performed, the provisions in connection with the performance of Stage ‘C~~B~~’ of the Transaction in this Deed (except for the provisions of Clause 13A below) shall be deemed null and void and be of no effect and, inter alia, Koor shall not sell Elbit the Stage ‘C~~B~~’ Shares and Elbit shall not pay the Stage ‘C~~B~~’ Consideration to Koor, and neither party shall have any demand, claim or complaint against the other in connection with Stage ‘C~~B~~’ of the Transaction. For the avoidance of doubt, it is clarified that the foregoing provisions of this Clause 12.3 shall not be deemed to derogate from the validity of any other provision, including the provisions of Clauses 14.3 (except insofar as concerns the acquisition of Ordinary Shares) and the provisions of Clause 13A below or ~~14.5 of this Deed or~~ the provisions of the ~~as provided in the~~ Shareholders Agreement, which shall enter into effect on the First Closing Date, or from any other right or remedy pursuant to this Deed or by law that is available to the parties in respect of a breach of any of the provisions of this Deed (if and insofar as breached); however, it is expressed that the non-completion of Stage ‘C’ as aforesaid, shall not cancel the acts done in the framework of the completion of Stage ‘A’ of the Transaction or Stage ‘B’ of the Transaction.

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~~12.4~~	~~Should Federmann act as provided in Clause 12.1.3 of the Koor-Federmann Deed or as provided in Clause 12.1.5 of the Koor-Federmann Deed, and should the Stage ‘B’ Conditions Precedent be fulfilled by the Stage ‘B’ Completion Deadline, the parties shall perform and Complete Stage ‘B’ of the Transaction pursuant to this Deed on the Second Closing Date, and the provisions of Clause 11.2 above and Clause 13.9 below shall not apply.~~

13.	The Third ~~Second~~ Closing Date

Subject to the fulfilment of the Stage ‘C~~B~~’ Conditions Precedent by the Stage ‘C~~B~~’ Completion Deadline, except for completion of the Elisra Transaction, which—subject to Clause 13.9 below—will be performed contemporaneously and together with the completion of Stage ‘C’ as set forth below, the parties shall meet on the Third ~~Second~~ Closing Date at such place as determined by them, and the following interdependent acts shall be performed contemporaneously:

13.1	Elbit shall remit the Stage ‘C~~B~~’ Consideration by bank transfer to Koor’s Account, and confirmation from the Bank shall be provided to Koor that the Stage ‘C~~B~~’ Consideration has been received in Koor’s Account.

13.2	Koor shall provide Elbit confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage ‘C~~B~~’ Consideration in Koor’s Account, it will discharge the Fixed Lien from the Stage ‘C~~B~~’ Shares.

13.3	Koor shall provide Elbit a letter of instructions from the Bank, in the Bank’s standard terms, addressed to the Companies Registrar pursuant to which the Bank applies to the Companies Registrar to discharge the Fixed Lien from the Stage ‘C~~B~~’ Shares.

13.4	Koor shall provide Elbit a written certificate from Poalim Trust Services Ltd. in which it provides instructions to transfer the Stage ‘C~~B~~’ Shares from the Trust Account to Elbit’s Account.

13.5	Koor shall provide the Bank an irrevocable instruction to transfer the Stage ‘C~~B~~’ Shares by means of a transaction outside the Stock Exchange from the Trust Account to Elbit’s Account, and confirmation from the Bank that the Stage ‘C~~B~~’ Shares have been received in Elbit’s Account shall be provided to Elbit.

13.6	The parties shall act to cause ~~Koor shall cause~~ the addition to the Company’s board of directors on the Third ~~Second~~ Closing Date of such number of nominees who are proposed for their office by Elbit and meet the Qualification Requirements so that on the appointment of those nominees to the Company’s board of directors those nominees will, together with the directors appointed to their office per Elbit’s nomination as provided in Clauses 10.6 and 10A.9 above, constitute more than 50% of the total directors of the Company at that time, including external directors and directors who are appointed to their position per Elbit’s nomination as aforesaid. Without prejudice to the generality of the foregoing, Koor undertakes that there will be sufficient vacancies on the Company’s board of directors for the performance of its foregoing obligations.

Elbit shall provide Koor and the Company prior written notice of its nominees as aforesaid or of the other nominees in their place as provided below in this Clause, and Elbit shall coordinate with the Company’s corporate secretary such nominees’ compliance with all the conditions required of the Company’s directors, all by no later than 14 days from the earlier of (1) the Stage ‘C~~B~~’ Completion Deadline or (2) the Third ~~Second~~ Closing Date. If for any reason any of such nominees as aforesaid cannot be appointed as a director or directors of the Company, another nominee or nominees, as proposed by Elbit, who meet the Qualification Requirements, shall be appointed in his or their place.

13.7	Koor shall provide Elbit a written declaration duly signed by Koor according to which all Koor’s warranties and representations as set out in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Third ~~Second~~ Closing Date.

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13.8	Elbit shall provide Koor a written declaration duly signed by Elbit according to which all Elbit’s warranties and representations as set out in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Third ~~Second~~ Closing Date.

13.9	All the acts required for the execution and completion of the Elisra Transaction, as prescribed in the Koor-Elbit Deed for the Sale of Shares in Elisra, shall be performed, and Stage ‘C’ of this Transaction, shall be performed contemporaneously and together with the completion of the Elisra Transaction, and Stage ‘C’ of this Transaction shall not be completed without the completion of the Elisra Transaction and vice versa. Notwithstanding the foregoing, if any impediment arises to the completion of the Elisra Transaction and the other Stage ‘C’ Conditions Precedent have been fulfilled, Koor may, in its discretion, decide that Stage ‘C’ of the Transaction will be completed without the completion of the Elisra Transaction. The foregoing does not derogate from the parties’ obligations pursuant to Clause 14.1 below, or from the parties’ rights pursuant to the Koor-Elbit Deed for the Sale of Shares in Elisra; however, notwithstanding the foregoing, if on the Stage ‘C’ Completion Deadline any impediment exists to the completion of the Elisra Transaction resulting from in consequence of a breach of the Koor-Elbit Deed for the Sale of Shares in Elisra by Koor, Stage ‘C’ of this Transaction shall be completed, even though it is not possible to complete the Elisra Transaction on the Third Closing Date.

~~13.9~~	~~The Koor-Federmann Deed Stage ‘B’ shall be completed, namely all the acts that are to be performed on the Koor-Federmann Deed Second Closing Date as provided in Clause 13 of the Koor-Federmann Deed shall be performed. Nevertheless, it is agreed that this Clause 13.9 shall not apply if Federmann acts as provided in Clause 12.1.3 or as provided in Clause 12.1.5 of the Koor-Federmann Deed.~~

13.10	Each party undertakes to perform all the acts for which it is responsible pursuant to this Clause 13.

13.11	All the acts mentioned above in this Clause 13 shall be deemed as having been performed contemporaneously, no individual act shall be deemed as having been completed and no individual document shall be construed as delivered until all such acts are completed and all the documents are delivered.

13A.	The Additional Stage

If the Elisra Transaction has not been completed by the Stage ‘C’ Completion Deadline and the provisions of Clause 12.3 above apply, the following provisions shall apply:

13A.1	If all the following conditions have been fulfilled:

(a)	all the consents and approvals required have been received and all the conditions precedent for the Elisra Transaction, as set forth in the Koor-Elbit Deed for the Sale of Shares in Elisra, have been fulfilled, including the approval of Elbit’s General Meeting for the Elisra Transaction, by the Completion Deadline (as defined in the Koor-Elbit Deed for the Sale of Shares in Elisra), but it is not possible to complete the Elisra Transaction because of (1) the objection of the [Israel] Commissioner of Restrictive Trade Practices or (2) the cancellation of the Koor-Elbit Deed for the Sale of Shares in Elisra in accordance with the provisions of Clause 7.5 of the Koor-Elbit Deed for the Sale of Shares in Elisra;

(b)	Elbit has made every possible effort to bring about completion of the Elisra Transaction;

(c)	a transaction has been completed in the framework of which Koor sold to a third party all its holdings in Elisra, for a consideration and on terms and conditions equal to those prescribed in the Koor-Elbit Deed for the Sale of Shares in Elisra (“Original Transaction Consideration”), or better than them, and such transaction was completed within 16 months of the date of signing the Amendment, on the Additional Closing Date, as defined below, Koor shall sell and transfer to Elbit and Elbit shall purchase all the Stage ‘C’ Shares held at such time by Koor (“Additional Stage Shares”),

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against payment of a sum of US$37 (thirty-seven US dollars) plus the Interest, from 1 April 2005 until the actual payment date, all subject to adjustments from 27 December 2004 as set forth in Clause 15 below (“Additional Stage Consideration”) for each of the Additional Stage Shares (“Additional Stage”), and the provisions of Clause 13A.3 shall apply.

13A.2	If the conditions set forth in sub-clauses 13A.1(a) and (b) above have been fulfilled, and a transaction has been completed in the framework of which Koor sold to a third party all its holdings in Elisra, for a consideration and on terms and conditions inferior to the Original Transaction Consideration (“Alternative Transaction Consideration”), and such transaction was completed within 16 months from the date of the signing the Amendment, Elbit shall have the right, in its sole exclusive discretion, to pay Koor within 10 (ten) Business Days from the date of completion of the Elisra Transaction as aforesaid, an amount equal to the difference between the Original Transaction Consideration and the Alternative Transaction Consideration, and against this payment and payment of the Additional Stage Consideration, Koor shall sell and transfer to Elbit and Elbit shall purchase all the Additional Stage Shares, and the provisions of Clause 13A.3 shall apply.

13A.3	On the third Business Day business day after the day of fulfilment of all the conditions mentioned in Clause 13A.1 or all the conditions mentioned in Clause 13A.2 (“Additional Closing Date”), the parties shall meet at such place as determined by them, and the following interdependent acts shall be performed contemporaneously:

(a)	Elbit shall transfer the Additional Stage Consideration by bank transfer to Koor’s Account, and confirmation from the Bank shall provided to Koor that the Additional Stage Consideration has been received in Koor’s Account.

(b)	Koor shall provide Elbit confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Additional Stage Consideration in Koor’s Account, it will discharge the Fixed Lien from the Additional Stage Shares.

(c)	Koor shall provide Elbit a letter of instructions from the Bank, in the Bank’s standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to strike out the Fixed Lien on over the Additional Stage Shares.

(d)	Koor shall provide Elbit a written certificate from Poalim Trust Services Ltd., in which Poalim Trust Services Ltd. gives instructions to transfer the Additional Stage Shares from the Trust Account to Elbit’s Account.

(e)	Koor shall provide the Bank an irrevocable instruction to transfer the Additional Stage Shares, by means of a transaction outside the Stock Exchange, from the Trust Account to Elbit’s Account, and confirmation from the Bank that the Additional Stage Shares have been received in Elbit’s Account shall be provided to Elbit.

(f)	Koor shall provide Elbit a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as set out in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Additional Closing Date.

(g)	Elbit shall provide Koor a written declaration, duly signed by Elbit, according to which all the warranties and representations of Elbit as set out in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Additional Closing Date.

(h)	Each party undertakes to do all the acts for which it is responsible pursuant to this Clause 13A.

(i)	All the acts mentioned above in this Clause 13A above shall be deemed as having been performed contemporaneously, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all such acts have been completed and all the documents have been delivered.

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It is agreed that the provisions of this Clause 13A do not impose any obligation on Koor to sell the Elisra shares, and that the provisions of this Clause 13A do not impose any additional restriction, or establish any additional obligation, over and above as provided in this Deed and in the Shareholders Agreement, insofar as existing, in connection with the purchase or sale of shares in Tadiran Communications~~,~~ including Stage ‘C’ Shares, by Koor or Elbit.

14.	Acts and Obligations after the Signature of this Deed

14.1	Immediately after the signature of this Deed, the parties shall act and use their best efforts to cause the fulfilment of all the Conditions Precedent, including obtaining all the required certificates, permits and consents, as early as possible. In such connection and without derogating from the generality of the foregoing, the parties shall apply to every competent authority and to every other entity whose approval is necessary for the performance of the transaction involved in this Deed, in all ~~both~~ its stages, they shall submit all the applications and deliver all the information, data and particulars in their possession, without delay, and act to resolve or avoid a disapproval, if any, by the various government authorities in any respect relating to or arising out of this Deed.

14.2	It is hereby agreed that the provisions of this Deed are not such as to place either of the parties under a duty to make any payment for the fulfilment of the Conditions Precedent or any of them, other than official fees and other reasonable expenses (such payment as aforesaid, excluding official fees and other reasonable expenses as aforesaid, a “Fulfilment Payment”), provided that if a party to this Deed refuses to make a Fulfilment Payment, the other party may make it for the fulfilment of all or any of the Conditions Precedent, provided that the first party shall not be liable to indemnify the other party in respect of a Fulfilment Payment, and the party that makes the Fulfilment Payment shall have no demand, claim or right of recourse against the other party in respect of the making of such payment.

14.3	~~14.3~~ Subject to the provisions of Clause 9.3 above and Clause 14.4 below, from the date of signing this Deed until the earlier between the Third Closing Date or the Stage ‘C’ Completion Deadline ~~30 April 2006~~ (the “Lock-up Period”), Koor and Elbit shall not conduct any transaction (including any transfer, sale or acquisition) in Ordinary Shares, either on or outside the Stock Exchange, unless otherwise agreed between the parties, by written notice signed by two officers of each of Koor and Elbit, without any further approval being necessary. Said obligation shall continue in force even if this Deed is cancelled for any reason, save for rescission due to its breach by Koor and except if Elbit exercises its right to rescind the Deed pursuant to the provisions of Clause 16.1 below.

For the avoidance of doubt, Koor shall not sell or transfer the Stage ‘C’ Shares prior to the Third Closing Date or the Stage ‘C’ Completion Deadline, whichever is earlier. In addition, Koor shall not sell or transfer the Stage ‘B’ Shares prior to the Second Closing Date or the Stage ‘B’ Completion Deadline, whichever is earlier.

14.4

Notwithstanding as provided in Clause 14.3 above, during the Lock-up Period each party may purchase, either on or outside the Stock Exchange, up to 350,000 Ordinary Shares (the “Acquirable Quantity”) without the other party’s consent, provided that it gives written notice to the other party of the purchase of the shares and the quantity of shares purchased within 48 hours of making each purchase. Should one party purchase 350,000 Ordinary Shares (in this Clause the “Purchasing Party”) and the other party not purchase 350,000 Ordinary Shares, the Purchasing Party may send written notice to the other party (in this Clause the “Purchase Notice”) stating that it wishes to purchase additional shares of the Company in a quantity not exceeding the difference between 350,000 Ordinary Shares and the quantity of shares purchased under this Clause by the other party (in this Clause the “Acquirable Shares”). Should 14 days elapse from the date of providing the Purchase Notice (in this Clause the “Other Party’s Purchase Period”) and the other party not have purchased all the Acquirable Shares in trading on the Stock

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Exchange, the Purchasing Party may purchase the Acquirable Shares in trading on the Stock Exchange within 14 days of the end of the other party’s Purchase Period. Should the Purchasing Party not purchase the Acquirable Shares during said period, it shall be responsible to provide the other party Purchase Notice in order to purchase additional shares.

14.5	Notwithstanding the provisions of Clauses 14.3 and 14.4 above and in addition to the provisions of Clause 14.4, as of the Second Closing Date, and subject to completion of Stage ‘B’ of the Transaction, Elbit may purchase Ordinary Shares subject to (1) the provisions of the Shareholders Agreement; (2) the provisions of any law governing a purchase as aforesaid; and (3) the joint holdings as defined in the Shareholders Agreement, after the purchase as aforesaid, not exceeding 55% of the Company’s issued share capital.

~~Subject to the provisions in Clause 9.3 above, Elbit shall vote in the Company’s General Meeting by virtue of all the Shares in the Company that are held by it at that time in favor of approving the Elisra Transaction, whether or not all or any of the transactions involved in this Deed are actually implemented, provided that: (a) the Elisra Transaction consideration is established in reliance on an evaluation by an outside independent appraiser obtained for the purpose of the Elisra Transaction, and the consideration and terms and conditions of the Elisra Transaction have been duly approved by the Company’s audit committee and board of directors and by every independent committee of the Company that is established for the purpose of considering the Elisra Transaction, insofar as established, and the Company’s audit committee and board of directors have determined that the Elisra Transaction is not contrary to the Company’s interests; (b) the consideration for the Elisra Transaction, as payable by the Company, reflects a company value for Elisra of up to US$225 million; and (c) the Elisra Transaction has been referred to the Company’s General Meeting for a vote by 30 April 2006. Elbit’s said obligation shall expire on the earlier of: (1) 1 May 2006, or (2) the completion of the Elisra Transaction, or (3) on the rescission of this Deed due to its breach by Koor, whichever is earlier.~~

14.6	Without prejudice to Clauses 15 and 16 below, Koor hereby undertakes that from the date of the signature of this Deed until the earlier of: (1) the Stage ‘A’ Completion Deadline, if the Stage ‘A’ Conditions Precedent have not been fulfilled by that time; or (2) the Second Closing Date, if Stage ‘B’ of the Transaction has not been completed by the Second Closing Date; or (3) the Stage ‘C’ Completion Deadline, if the Stage ‘C’ Conditions Precedent have not been fulfilled by such time; or (4) the Third Closing Date, ~~the Stage ‘B’ Completion Deadline, if the Stage ‘B’ Conditions Precedent have not been fulfilled by that time; or (3) the Second Closing Date,~~ Koor and/or its subsidiaries and/or the controlling shareholders and/or officers of Koor and/or companies under the control of any of them shall not enter into an extraordinary transaction with the Company, in which any of them has a personal interest~~, except for the Elisra Transaction~~..

14.7	~~From the date of obtaining Elbit’s General Meeting’s approval of its entering into the transaction contemplated by this Deed until the Second Closing Date, Koor’s president shall from time to time, in his discretion, update Elbit’s president regarding the status of the Company’s business, all subject to applicable legal requirements (including antitrust laws).~~

~~14.8~~	Subject to applicable law and except for the purpose mentioned in Clause 3.4.3 of the Shareholders Agreement, Koor, as a shareholder of the Company, undertakes that after the Company’s annual General Meeting that is held after the date of signing this Deed, it will not act to hold an annual General Meeting of the Company before the Stage ‘C~~B~~’ Completion Deadline, unless Elbit consents thereto by written notice signed by two officers of Elbit, without any further approval being necessary.

15.	Modifications to the Consideration or the Number of Shares Being Sold

15.1	During the period from the date of signing this Deed until the earlier of: (1) the Stage ‘A’ Completion Deadline, if the Stage ‘A’ Conditions Precedent have not been fulfilled by that time;

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(2) the Second Closing Date, if Stage ‘B” of the Transaction has not been completed by the Second Closing Date; or (3) the Stage ‘C’ Completion Deadline, if the Stage ‘C’ Conditions Precedent have not been fulfilled by such time; or (4) the Third Closing Date; ~~the Stage ‘B’ Completion Deadline, if the Stage ‘B’ Conditions Precedent have not been fulfilled by that time; or (3) the Second Closing Date;~~ Koor shall, insofar as it is able, oppose and vote by virtue of all the Company’s Shares that it holds at that time against any resolution concerning~~, except—for the purpose of sub-clauses (c), (e) and (f)—a resolution with regard to the Elisra Transaction, which concerns~~: (a) the making of any distribution whatsoever, whether in cash or in kind, or by a distribution of bonus shares, to the Company’s shareholders, except from the distribution of a regular cash dividend of not more than 1.5 NIS per Ordinary Share in any calendar quarter; (b) a rights offering for the acquisition of any securities of the Company; (c) a sale of the Company’s shares that are held by the Company or its subsidiaries; (d) any modification to the Company’s incorporation documents, except for the purpose of increasing the Company’s authorized share capital; (e) transactions that are not in the ordinary course of the Company’s business and transactions that concern an investment or acquisition of rights in entities and/or the acquisition of businesses (Asset Transactions) (in this Deed the “New Transactions”), the aggregate financial amount of which exceeds $25,000,000~~, excluding the Elisra Transaction~~; (f) any allotment of the Company’s securities except for an allotment of shares deriving from the exercise of options existing at the time of signing this Deed and, without derogating from the provisions of Clause 14.5 above, except for an allotment of options to employees of the Company or its subsidiaries in a proportion not exceeding 2% of the Company’s issued share capital and on the Company’s customary terms, all unless Elbit’s consent thereto is provided by written notice to be signed by two officers of Elbit, without any further approval being necessary.

15.2	Insofar as during the period from the date of signing this Deed until the First Closing Date or until the Second Closing Date or until the Third Closing Date or until the Additional Closing Date, as the case may be, one or more of the below-mentioned events occurs, despite or in accordance with the provisions of Clause 15.1 above, the Consideration or number of the Shares Being Sold, as the case may be, shall be adjusted in accordance with the following provisions:

15.2.1	If the Company resolves to make any distribution to its shareholders, the Consideration shall be subject to the deduction of any amount (translated into dollars at the representative exchange rate on the earlier of the date of actually making the distribution or the First Closing Date or the Second Closing Date or the Third Closing Date or the Additional Closing Date, as the case may be) that Koor will be entitled to receive in respect of the Shares Being Sold (gross) (namely the record date for its distribution is prior to the First Closing Date or the Second Closing Date or the Third Closing Date or the Additional Closing Date, as the case may be).

15.2.2	If the Company offers its shareholders rights for the acquisition of any securities, the record date for the exercise of which is prior to the First Closing Date or the Second Closing Date or the Third Closing Date or the Additional Closing Date, as the case may be, the amount of the Consideration shall be adjusted for the bonus element embodied (if at all) in the rights, unless Elbit instructs Koor in writing prior to the exercise date in respect of those rights to exercise the rights and in such event Koor shall exercise the rights by virtue of the Shares Being Sold which have not yet been transferred to Elbit as of that time and it shall transfer to Elbit, immediately on the occurrence of the earlier of (1) the exercise date or (2) the First Closing Date, or after the Second Closing Date, or after the Third Closing Date or after the Additional Closing Date, as the case may be, the securities exercised as aforesaid on and against payment of the entire exercise amount paid by Koor to the Company for the exercise thereof, plus Interest from the date of Koor’s paying the exercise price to the date of actual payment to Koor by Elbit.

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15.2.3	If the Company distributes bonus shares or dividends in kind to its shareholders before the First Closing Date or the Second Closing Date or the Third Closing Date or the Additional Closing Date, as the case may be, the Consideration shall not be adjusted but the Shares Being Sold shall be subject to the addition of the bonus shares, Free and Clear, or of assets received as dividends in kind (gross) in respect of the Shares Being Sold, Free and Clear, without Elbit being required to pay additional consideration for them.

15.2.4	If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the Stage ‘A’ Consideration and/or the Stage ‘B’ Consideration and/or the Stage ‘C’ Consideration and/or the Additional Stage Consideration, as the case may be, shall be adjusted and the number of Shares Being Sold shall also be adjusted pro rata to the consolidation or sub-division.

16.	Elbit’s Right to Rescind the Deed

16.1	On the occurrence of one or more of the events set out in Clause 16.2 below, unless it occurs with Elbit’s consent, Elbit may rescind ~~this Deed or~~ any of the ~~its~~ stages of this Deed before it has been completed and performed (provided that if one of the events set out in Clause 16.2 below occurs before the performance of Stage ‘A’ of the Transaction, Elbit may only rescind this Deed in full). Such rescission shall be effected by Elbit by written notice, to be received by Koor within 10 Business Days of the date on which Elbit learns of the occurrence of one of the events set out in Clause 16.2 below. Should Elbit provide such notice of the rescission of this Deed after the completion of Stage ‘A’ of the Transaction, the sale of the Stage ‘A’ Shares to Elbit shall not be rescinded, Elbit shall not return to Koor the Stage ‘A’ Shares and Koor shall not refund to Elbit the Stage ‘A’ Consideration, and nevertheless, all the parties’ other obligations and rights pursuant to this Deed and the Appendices hereto, except for the Shareholders Agreement ~~and the provision of Clause 14.5 above~~, shall be void. If Elbit has given notice as aforesaid of this Deed’s rescission, after the completion of Stage ‘A’ of the Transaction or Stage ‘B’ of the Transaction, as the case may be, the sale of the Stage ‘A’ Shares or the Sale of the Stage ‘B’ Shares to Elbit as the case may be shall not be rescinded, and Elbit shall not return the Stage ‘A’ Shares or the Stage ‘B’ Shares, as the case may be, to Koor, and Koor shall not return the Stage ‘A’ Consideration or the Stage ‘B’ Consideration, as the case may be, to Elbit; however, all the other rights and obligations of the parties pursuant to this Deed and its appendices, except for the Shareholders Agreement, shall be rescinded.

For the avoidance of doubt, it is clarified that after Elbit has given notice in accordance with this Clause 16.1, Elbit may sell Ordinary Shares held by it or purchase Ordinary Shares without any restriction.

16.2	The events are as follows:

16.2.1	If a receiver or temporary receiver and/or temporary liquidator and/or liquidator and/or trustee is appointed for the Company and/or if a winding-up order and/or receivership order and/or suspension of proceedings order is awarded against it and/or if any of the Company’s material assets is attached, provided that such appointment, order or attachment is not set aside within 30 days.

16.2.2	If the Company enters into merger proceedings as provided in Chapter Eight of the Companies Law or compromise or arrangement proceedings in accordance with Section 350 of the Companies Law or restructuring and/or merger proceedings in accordance with Section 351 of the Companies Law.

16.2.3	If any alteration is made to the Company’s incorporation documents, except for the purpose of increasing the Company’s authorized share capital.

16.2.4	If the Company makes a private placement that vests a right to more than 1,500,000 Ordinary Shares, except for an issuance of shares deriving from the exercise of options

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existing on the date of signing this Deed and except for an issuance of options to employees of the Company and its subsidiaries in a amount of not more than 2% of the Company’s issued and paid up share capital as customary in the Company, at an exercise price per share that is not materially less than the market price.

16.2.5	If the Company enters into New Transactions, as defined in Clause 15.1 above, insofar as their aggregate amount exceeds US$35 million, except for the Elisra Transaction.

16.2.6	If the Company makes a distribution, either in cash or in kind (except for a distribution of bonus shares or rights offering) in an aggregate amount exceeding 2.5 NIS per share in any calendar quarter commencing on 1 January 2005.

and all unless Elbit has given its consent to one of the events mentioned in Clause 16.2 above, by written notice signed by two of Elbit’s officers.~~16.2.7 If the Elisra Transaction has been completed for consideration that has been paid by the Company and reflects a company value for Elisra in excess of US$225 million.~~

16.3	Koor shall provide Elbit written notice immediately on the occurrence of any of the events set out in Clause 16.2 above, all in accordance with applicable legal requirements.

17.	Confidentiality and Notices

17.1	The parties shall use Confidential Information that comes into their possession in connection with this Deed and the Company solely for the performance of their obligations pursuant to this Deed, and they shall not disclose or transfer in any manner whatsoever Confidential Information to any third party, other than to their employees or independent advisors and except insofar as required for the fulfilment of the Conditions Precedent and insofar as possible by prior coordination with the other party. Without derogating from the foregoing, if the transaction contemplated by this Deed is not actually implemented, each party shall return to the other party hereto all Confidential Information that has come into its possession in connection with this Deed, if any. This obligation is not limited in time and shall continue in force even after the end of the term of this Deed or if this Deed is annulled or rescinded for any reason.

17.2	If and insofar as possible, and subject to applicable legal requirements and to the time periods mandated by law, the parties shall coordinate in advance the wording of every report, application, communication or notice published by either of them in connection with their entering into this Deed, its performance and the fulfilment of the conditions pursuant hereto.

18.	Taxes and Mandatory Payments

18.1	Unless otherwise provided in this Deed, each party shall bear the mandatory payments and taxes that may be imposed on it by law (if and insofar as charged) in respect of the sale or acquisition of the Shares Being Sold pursuant to this Deed.

18.2	If any amount payable in accordance with the provisions of this Deed is subject to a duty to withhold tax at source, tax shall be duly withheld by the paying party unless the party receiving the payment produces a valid tax withholding exemption certificate issued by the tax authorities.

18.3	Each party shall bear its own expenses, including the professional fees of its legal advisers in connection with the preparation and performance of this Deed.

18.4	If any amount paid by one party to the other in accordance with the provisions of this Deed is subject under applicable law to value added tax (VAT), the paying party shall, at the same time and in the same manner as it pays that amount, also pay the VAT at its legal rate on and against a duly issued tax invoice.

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19.	Entry into Effect

19.1	This Deed shall enter into effect upon the receipt of all the following approvals:

19.1.1	Approval of Koor’s board of directors for Koor to enter into this Deed and the Shareholders Agreement and for performance thereof by Koor in accordance with their terms and conditions, including ratification of the signatures of Messrs. Jonathan Kolber and Danny Biran to this Deed and the Shareholders Agreement.

19.2.1	Approval of Elbit’s audit committee and board of directors for Elbit to enter into this Deed and the Shareholders Agreement and for performance thereof by Elbit in accordance with their terms and conditions, including ratification of the signatures of Messrs. Joseph Ackerman and Joseph Gaspar to this Deed and the Shareholders Agreement.

Provided that:

(1)	such approvals as mentioned in Clauses 19.1.1 and 19.1.2 have been obtained by no later than January 6, 2005 by 17:00 (in this Clause the “Effective Date”);

(2)	by the Effective Date, a copy of Koor’s board of directors’ resolution, as mentioned in Clause 19.1.1 above, has been received at Elbit’s offices together with written confirmation from Koor’s legal counsel that the said resolutions were duly adopted and Messrs. Jonathan Kolber and Danny Biran were empowered jointly to sign, on behalf of Koor, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance, and also the Shareholders Agreement, and to obligate Koor thereunder;

(3)	by the Effective Date, copies of the resolutions of Elbit’s audit committee and board of directors, as mentioned in Clause 19.1.2 above, have been received at Koor’s offices, together with written confirmation from Elbit’s attorneys that the resolutions were duly adopted and Messrs. Joseph Ackerman and Joseph Gaspar were empowered jointly to sign, on Elbit’s behalf, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance and also the Shareholders Agreement and to obligate Elbit thereunder, subject to the approval of Elbit’s General Meeting; and

(4)	all the approvals, as mentioned in Clause 19.1 of the Federmann-Koor Deed, have been obtained by the Effective Date.

19.2	Should all the approvals as mentioned in Clauses 19.1.1 and 19.1.2 not have been obtained by the Effective Date, and without derogating from the provisions of Clause 20.3 below, this Deed shall automatically expire and be null and void, without either of the parties having any complaint, claim or demand against the other.

19.3	This Deed shall become effective, if and insofar as it becomes effective, at such time as mentioned in Clause 19.1 above, nevertheless:

19.3.1	none of the provisions of this Deed shall obligate Elbit in any way until Elbit’s General Meeting duly approves its entering into the transaction contemplated by this Deed; and

19.3.2	the performance and completion of Stage ‘A’ of the Transaction are conditioned upon the fulfilment of all the Stage ‘A’ Conditions Precedent by the Stage ‘A’ Completion Deadline and, apart from the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither party shall be liable to do any act for the performance and completion of Stage ‘A’ of the Transaction before the fulfilment of all the Stage ‘A’ Conditions Precedent; and

19.3.3	~~the performance and completion of Stage ‘B’ of the Transaction are conditional upon the fulfilment of all the Stage ‘B’ Conditions Precedent by the Stage ‘B’ Completion~~

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~~Deadline and,~~ apart from the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither party shall be liable to do any act for the performance and completion of Stage ‘B’ of the Transaction before the fulfillment of all the Stage ‘B’ Conditions Precedent; and~~.~~

19.3.4	the performance and completion of Stage ‘C’ of the Transaction are conditioned upon the fulfillment of all the Stage ‘C’ Conditions Precedent by the Stage ‘C’ Completion Deadline, and apart from the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither party shall be liable to do any act for the performance and completion of Stage ‘C’ of the Transaction before the fulfillment of all the Stage ‘C’ Conditions Precedent.

20.	Miscellaneous

20.1	This Deed shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all respects relating to this Deed shall be vested only in the courts of the District Court in the City of Tel Aviv-Jaffa, and no other court shall have jurisdiction thereover.

20.2	Any modification, addendum or addition, waiver, extension, concession or failure to exercise a right pursuant to this Deed shall only be effective if done in an express document signed by all the parties hereto and shall only apply to the case specified in such document and shall not derogate from other rights of any party pursuant to this Deed.

20.3	The parties hereto may extend or reduce any time specified in this Deed and waive the performance of any of the provisions of this Deed, either once or several times, by written notice signed by two officers of each of Koor and Elbit, without any further authority being necessary.

20.4	This Deed fully contains, embodies, merges, expresses and exhausts all the understandings of the parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees or agreements, whether written or oral, undertakings or representations concerning the subject matter of this Deed given or made by the parties prior to entering into this Deed, orally or in writing, that are not specifically expressed herein, shall not be deemed to augment the rights and obligations prescribed in this Deed or to derogate from or modify them, and the parties shall not be bound by them, insofar as they were bound, as from the date of this Deed. Without derogating from the generality of the foregoing, the documents exchanged between the parties prior to the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Deed. For the avoidance of doubt, the terms of the Koor-Federmann Deed shall not be applied in the interpretation of this Deed.

20.5	No conduct by either of the parties shall be construed as a waiver of any of its rights pursuant hereto or by law or as a waiver on its behalf of or acquiescence in any breach or non-performance of a condition of the Deed by the other party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

20.6	Unless otherwise expressly provided in this Deed, the parties hereto may not assign or transfer their rights or obligations pursuant to this Deed to any third party or perform this deed through any third party, unless the other party’s prior written consent has been obtained, and nothing in this Deed shall be deemed to vest any right in anyone who is not a party hereto.

20.7	Should either of the parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Deed or by law in a particular case or series of cases, such shall not be deemed a waiver of said right or of any other rights.

20.8	Subject in the provisions of Clause 14.2 above in connection with the Conditions Precedent, the parties shall cooperate between them in the implementation of the provisions of this Deed, and they shall assist each other insofar as reasonable and necessary, and in such connection they shall sign every reasonable document, application and approval necessary for such purpose.

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20.9	Notices pursuant to this Deed shall be given in writing to the parties’ addresses as set out in the heading hereto or to such other addresses of which the parties may give notice in accordance with the provisions of this Clause. Any notice sent by one party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted, and notice delivered in person by 17:00 hours on any Business Day shall be treated as received on delivery, or if delivered after 17:00 hours on any Business Day, then on the first Business Day after its delivery.

20.10	The provisions of the Amendment shall enter into force immediately after receipt of (1) the due approval of Elbit’s General Meeting for Elbit’s execution of the Amendment and (2) the due approval of Elbit’s General Meeting for Elbit’s execution of the Elisra Transaction. If the approvals of Elbit’s General Meeting as aforesaid in (1) and (2) above are not received by 6 September 2005 or if it is not possible to complete Stage ‘B’ of the Transaction on the Second Closing Date, after the Amendment, for any reason, except for an impediment resulting from a breach of this Deed, the Amendment shall be null and void, its provisions shall not be of any force and effect and none of the parties shall have any claims or cause of action against the other, without such derogating from the validity of the provisions of this Deed (prior to the Amendment) and the provisions of the Shareholders Agreement, as existing prior to the signature of the Amendment, and the original provisions of this Deed and of the Shareholders Agreement, prior to the Amendment, shall remain in force.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

(signed)	(signed)
KOOR INDUSTRIES LTD.	ELBIT SYSTEMS LTD.

By: Jonathan Kolber	By: Joseph Ackerman

By: Danny Biran	By: Joseph Gaspar

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Appendix 9.2

The Conditions Precedent for the Performance of Stage ‘A’ of the Transaction

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the Completion of Stage ‘A’ of the Transaction contemplated by the Deed of which this Appendix is an integral part (“this Deed”):

(1)	Obtaining all the consents and approvals necessary and the fulfilment of all the Koor-Federmann Deed Stage ‘A’ Conditions Precedent, as set out in the Koor - Federmann Deed,

(2)	Obtaining approval from Elbit’s General Meeting for Elbit’s entering into this Deed, in both its stages, as required by law and after the transaction contemplated by the Koor-Federmann Deed has also been presented to Elbit’s General Meeting, and also written confirmation from Elbit’s attorneys that such approval has been duly obtained.

(3)	Insofar as necessary, obtaining the [Israel] Commissioner of Restrictive Trade Practices’ approval, after the entire framework of the transaction contemplated by this Deed has been provided to him, for the parties’ to enter into this Deed and perform Stage ‘A’ of the Transaction, provided that the said authority’s disapproval of Stage ‘B’ of the Transaction is not received.

(4)	Insofar as necessary, obtaining approval from the antitrust authority in the United States and/or Europe, after the entire framework of the Transaction contemplated by this Deed has been provided to it, for the parties’ to enter into this Deed and to perform Stage ‘A’ of the Transaction, provided that the disapproval of any such authorities as aforesaid to approve Stage ‘B’ of the Transaction is not received.

(5)	Obtaining approval from the [Israel] Ministry of Defense for the parties’ to enter into this Deed and perform the transaction contemplated by this Deed, insofar as required.

(6)	Obtaining approval from the [Israel] Investment Center and/or the [Israel] Chief Scientist in respect of the terms and conditions of grants or benefits that the Company has obtained, for the performance of Stage ‘A’ of the Transaction contemplated by this Deed, insofar as required.

(7)	Obtaining approvals from Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., United Mizrahi Bank Ltd., Israel Discount Bank Ltd., BNP Paribas or other banks or financial institutions for the performance of Stage ‘A’ of the Transaction contemplated by this Deed, insofar as required.

In this Appendix 9.2, “approval” means—including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit and/or the Company, as existing at the time of signing this Deed or that may arise in the future, in accordance with resolutions that have been passed by Elbit and/or the Company, as the case may be, prior to signing this Deed, or the way in which Elbit and/or the Company conducts its business.

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Appendix 12.2

The Conditions Precedent for the Performance of Stage ‘C~~B~~’ of the Transaction

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage ‘C~~B~~’ of the Transaction contemplated by the Deed of which this Appendix is an integral part (“this Deed”):

(1)	The completion of Stage ‘A’ of the Transaction contemplated by this Deed and the completion of Stage ‘B’ of the Transaction contemplated by this Deed.

(2)	~~The completion of the Elisra Transaction.~~

~~(3)~~	Obtaining all the consents and approvals necessary and the fulfilment of all the conditions precedent for the Elisra Transaction, ~~Koor-Federmann Deed Stage ‘B’ Conditions Precedent,~~ as set out in the Koor-Elbit ~~Federmann~~ Deed for the Sale of Shares in Elisra,,~~.~~ n~~N~~evertheless, this condition will not apply if Koor exercises its right pursuant to Clause 13.9 of this Deed.~~Federmann gives notice as set out in Clause 12.1.3 of the Koor-Federmann Deed or in Clause 12.1.5 of the Koor-Federmann Deed.~~

(3~~4~~)	Insofar as necessary, obtaining the [Israel] Commissioner of Restrictive Trade Practices’ approval of the parties’ to enter into to this Deed and perform Stage ‘C~~B~~’ of the Transaction contemplated by this Deed~~, insofar as such approval is not given in Stage~~ . ~~‘A’ of the Transaction.~~

(4~~5~~)	Insofar as necessary, obtaining approval from the antitrust authority in the United States and/or Europe of the parties’ to enter into this Deed and the performance of Stage ‘C~~B~~’ of the Transaction contemplated by this Deed, insofar as said authority’s approval is not given in Stage ‘A’ of the Transaction.

(5~~6~~)	Obtaining approval from the [Israel] Investment Center and/or the [Israel] Chief Scientist in respect of the terms and conditions of grants or benefits that the Company has obtained, for the performance of Stage ‘C~~B~~’ of the Transaction contemplated by this Deed, insofar as required.

(6~~7~~)	Obtaining approvals from Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., United Mizrahi Bank Ltd., Israel Discount Bank Ltd., BNP Paribas or other banks or financial institutions to enter into in Stage ‘C~~B~~’ of the Transaction contemplated by this Deed, insofar as required.

In this Appendix 12.2, “approval” means—including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit and/or the Company, as existing at the time of signing this Deed or that may arise in the future, in accordance with resolutions that have been passed by Elbit and/or the Company, as the case may be, prior to signing this Deed, or the way in which Elbit and/or the Company conducts its business.

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ANNEX C-2

TRANSLATION OF THE AMENDED TADIRAN SHAREHOLDERS AGREEMENT

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[TRANSLATED FROM THE HEBREW ORIGINAL]

[Marked to show changes from 27 December 2004 original]

SHAREHOLDERS AGREEMENT

Made in Tel Aviv this 27th day of December 2004

As amended on 6 July 2005

BETWEEN

KOOR INDUSTRIES LTD.

Public Company No. 52-001414-3

of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha’ayin 48091

(“Koor”)

of the one part

AND

ELBIT SYSTEMS LTD.

Public Company No. 52-004302-7

of the Advanced Technology Center, Haifa 31053

(“Elbit”)

of the other part

WHEREAS

Koor and Elbit have on signing this Agreement (27 December 2004) entered into a share transfer deed (hereinafter referred to as the “Share Transfer Deed”), pursuant to which Elbit will purchase from Koor and Koor will sell to Elbit, in Stage ‘A’ of the Transaction, 1,700,000 Ordinary Shares of 1 NIS par value each of Tadiran Communications Ltd., which is a public company duly incorporated in Israel (hereinafter the “Company”);

AND WHEREAS

after the completion of Stage ‘A’ of the Transaction (as defined in the Share Transfer Deed), Koor will be the holder of at least 2,244,276 Ordinary Shares of 1 NIS par value each of the Company’s issued share capital and Elbit will be the holder of at least 2,218,488 Ordinary Shares of 1 NIS par value each of the Company’s issued share capital;

AND WHEREAS

in accordance with the Share Transfer Deed Elbit will purchase from Koor and Koor will sell to Elbit in Stage ‘B’ of the Transaction, as defined in the Share Transfer Deed, after the Amendment thereto, 623,115 ~~2,244,276~~ Ordinary Shares, although there is a possibility that Stage ‘B’ of the Transaction will not be completed or that, even if Stage ‘B’ of the Transaction is completed, Elbit and Koor will both remain shareholders of the Company;

AND WHEREAS

according to the Share Transfer Deed, Elbit will purchase from Koor and Koor will sell to Elbit in Stage ‘C’ of the Transaction, as defined in the Share Transfer Deed, after the Amendment thereto, 1,621,161 Ordinary Shares, although there is a possibility that Stage ‘C’ of the Transaction will not be completed or that, even if Stage ‘C’ of the Transaction is completed, Elbit and Koor will both remain shareholders of the Company;

AND WHEREAS	the parties wish to set forth the overall relationship between them as shareholders of the Company, as provided below in this Agreement.

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NOW, THEREFORE, THE PARTIES HEREBY WARRANT, PROVIDE AND AGREE BETWEEN THEM AS FOLLOWS:

1.	Preamble, Headings and Interpretation

1.1	The preamble to this Agreement constitutes an integral part hereof and one of its terms.

1.2	The clause headings in the Agreement are solely for the sake of convenience and are not to be applied in the interpretation hereof.

1.3	In this Agreement, the following expressions shall have the meanings ascribed to them, unless expressly stated otherwise:

“Shares” or “Shares of the Company” means ordinary shares of 1 NIS par value each in the Company’s issued share capital;

“Cumulative Holdings” means all the Shares of the Company that the parties to this Agreement hold from time to time;

“Transfer” means a sale, gift, realization of a lien (but not the creation of a lien), loan and any other transfer of any kind of a Share and/or any right vested in the Share’s owner and/or holder, whether or not for consideration and whether voluntary or involuntary;

“Stock Exchange Sale” means a sale in trading on the Stock Exchange or a sale in a transaction outside the Stock Exchange, through a broker to purchasers whose identities are not known to the seller or a sale to mutual funds in Israel or abroad or provident funds or provident fund management companies;

“Qualification Conditions” means all the requirements in accordance with applicable law and pursuant to the Company’s incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service;

“Core Shares” means 4,462,764 Shares, constituting all the Shares that are held by Koor and/or Elbit on 27 December 2004,~~the date specified in the preamble to this Deed,~~ together with all the bonus shares that may be issued in the future in respect thereof and together with all the Shares that are acquired on issue by virtue of rights that are vested in the context of a rights offering of the Company to its shareholders in respect of those Shares.

1.4	The following terms shall have the meanings ascribed to them in the Share Transfer Deed: the “First Closing Date”, the ”Second Closing Date”, the “Third Closing Date”, the “Stage ‘A’ Completion Deadline”, the “Stage ‘~~B’~~ C’ Completion Deadline”, the “Stage ‘A’ Shares”, the “Stage ‘B’ Shares”, the “Stage ‘C’ Shares”, the “Shares Being Sold”, “Stage ‘A’ of the Transaction”, “Stage ‘B’ of the Transaction”, “Stage ‘C’ of the Transaction”, the “Additional Stage”, the “Companies Law”, the “Stock Exchange”, “General Meeting”, “Free and Clear”, the “Amendment” and “Business Day”.

1.5	The following terms shall have the meanings defined in Section 1 of the [Israel] Securities Law, 5728-1968

“securities”, “company”, “subsidiary”, “acquisition of securities”, “holding and acquisition” and “control”.

1.6	The following terms shall have the meanings defined in Section 1 of the Companies Law:

“dividend”, “director”, “external director”, “public company”, “distribution”, “bonus shares”, “officer”, “personal interest”, “transaction”, “extraordinary transaction” and “act”.

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2.	The Parties’ Warranties and Undertakings

Each party hereby respectively warrants and undertakes to the other as follows:

2.1	That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are being threatened against it.

2.2	That there is no legal or other impediment to its entering into this Agreement and that this Agreement and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other of its obligations, whether by virtue of a contract (oral, by conduct or written) or by virtue of law.

2.3	That by the time this Agreement enters into effect as provided in Clause 7 below, all the approvals, consents and permits will be obtained and all the necessary proceedings will have been performed, including the approvals of any authorities, government entities or any other body, for its entering into this Agreement and performing its obligations pursuant hereto, and that the signatories on its behalf are those who are empowered to sign this Agreement on its behalf, subject in all cases to obtaining the approval of Elbit’s audit committee, board of directors and General Meeting and obtaining the approval of Koor’s board of directors to the parties’ entering into and performing this Agreement and the Share Transfer Deed.

2.4	That it is not a party to any voting agreement or other arrangement concerning the Company’s Shares with other shareholders of the Company, save for the other party hereto, and it will not enter into any such agreement and/or arrangement so long as this Agreement is in force, except in accordance with the provisions of this Agreement and subject to the provisions of Clause 5.11 below.

3.	Arrangements after the Completion of Stage ‘A’ of the Transaction

After the completion of Stage ‘A’ of the Transaction, as provided in the Share Transfer Deed, and until the Second Closing Date ~~or the Stage ‘B’ Completion Deadline, whichever is earlier~~, and without derogating from the provisions of the Share Transfer Deed, the following arrangements shall apply between the parties in connection with the Company’s management:

3.1	On completion of Stage ‘A’ of the Transaction, directors shall be appointed to the Company’s board of directors in accordance with Elbit’s nomination, as provided in Clause 10.6 of the Share Transfer Deed, and the provisions of Clause 10.6 of the Share Transfer Deed shall be deemed part of this Agreement’s provisions.

3.2	Subject to applicable law, the parties shall act so that on every board of directors’ committee of the Company, other than the audit committee, there shall serve at least one director nominated by Elbit, as provided in Clause 3.1 above.

3.3	Subject to applicable law, the parties shall act so that a director of the Company, who has been nominated for the office by Elbit, shall serve as chairperson of the Company’s finance committee.

~~3.4~~	~~Notwithstanding the provisions of Clauses 3.1 and 3.2 above, should Koor exercise its right to defer the Stage ‘B’ Completion Deadline from 30 September 2005 until 30 April 2006, as provided in Clause 12.1.3 of the Share Transfer Deed (hereinafter the “Additional Period”), the following arrangements shall apply between the parties during the Additional Period with respect to the appointment of directors:~~

~~3.4.1~~

~~On commencement of the Additional Period, an additional director nominated by Elbit shall be appointed to the Company’s board of directors so that there shall be a total of 12 (twelve) directors on the Company’s board of directors, of whom four (4) shall have been~~

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~~nominated by Elbit, provided that they meet all the Qualification Conditions. Subject to applicable law, the parties shall act so that on every board of directors’ committee, at least one third of the committee members shall be directors who were nominated for their office by Elbit, provided that in any event at least one director nominated by Elbit shall serve on every board of directors’ committee of the Company, other than the audit committee.~~

~~3.4.2~~	~~The parties undertake to act so that the provisions of Clause 3.4.1 shall take effect as of the commencement of the Additional Period including, if necessary, by calling a shareholders meeting of the Company on the agenda of which shall be such appointment of the director, and they undertake to support the appointment of the director in accordance with Elbit’s nomination at that meeting, as provided in Clause 3.4.1.~~

3.~~5~~4	After the First Closing Date ~~and during the Additional Period~~, the parties shall cooperate at every General Meeting of the Company on the agenda of which is the appointment of directors to the Company, and they shall vote at every such meeting in favor of appointing directors in accordance with Elbit’s nomination, as provided in Clause 3.1 ~~or 3.4~~ of this Agreement~~, as the case may be~~, and in favor of the appointment of all the other directors of the Company, including the external directors, in accordance with Koor’s nomination.

4.	Arrangements after Completion of Stage ‘~~B’~~ C’ of the Transaction or After Completion of the Additional Stage

After and subject to completion of Stage ‘~~B’~~ C’ of the Transaction or after completion of the Additional Stage as provided in the Share Transfer Deed, and without derogating from the provisions of the Share Transfer Deed, if and to the extent that after completion of Stage ‘~~B’~~ C’ of the Transaction or of the Additional Stage Koor is a shareholder of the Company, ~~the following arrangements shall apply between the parties in connection with their holdings in the Company:~~

~~4.1~~	Koor undertakes to participate in every General Meeting and vote in respect of all the Shares held by it on every matter and/or decision that is referred for a resolution of the Company’s shareholders in accordance with written instructions that are given to it by Elbit at least seven days before the date the applicable resolution is to be voted on by the Company’s shareholders, unless the parties otherwise agree in writing. Koor’s said undertaking shall not apply with respect to a resolution of the shareholders concerning the approval of a transaction of the Company in which Elbit or Elbit’s controlling shareholders or officers, or any of them, has a personal interest, if such voting as required by Elbit would cause Koor to breach any obligations imposed on it by law. For the avoidance of doubt, it is hereby clarified that Koor shall not be entitled to appoint directors on its own behalf by virtue of its holding those Shares.

~~4.2~~	~~Koor hereby grants Elbit options to purchase from it all or any of the Shares that are issued to or vested in Koor by the Company after the signature of this Agreement (in this Clause the “Additional Shares”), in whole or in part, such Additional Shares being Free and Clear, under the following time periods and conditions:~~

~~4.2.1~~	~~During the 90 day period commencing on the Second Closing Date (in this Clause the “Base Date”), Elbit shall have the right to provide Koor written notice of Elbit’s desire to purchase any or all of the Additional Shares on the terms set out in Clauses 4.2.4—4.2.8 below. Koor undertakes that until the end of said period it will not sell or Transfer the Additional Shares. After the end of the said period, Koor may, without any restriction, sell not more than one-half of the Additional Shares.~~

~~4.2.2~~	~~During the period commencing at the end of 90 days from the Base Date and ending 180 days from the Base Date, Elbit shall have the right to provide Koor written notice of~~

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~~Elbit’s desire to purchase any or all of a quantity of Additional Shares not exceeding half the Additional Shares, on the terms set out in Clauses 4.2.4—4.2.8 below, if those Shares have not yet been purchased by Elbit as provided in Clause 4.2.1 above. After the end to said period, Koor may, without any restriction, sell a further amount of Additional Shares, so that the total of Additional Shares sold by Koor as provided in Clauses 4.2.1—4.2.2 does not exceed three-quarters of the Additional Shares.~~

~~4.2.3~~	~~During the period commencing at the end of 180 days from the Base Date and ending 365 days from the Base Date, Elbit shall have the right to provide Koor written notice of Elbit’s desire to purchase any or all Additional Shares not exceeding one-quarter of the Additional Shares, on the terms set out in Clauses 4.2.4—4.2.8 below, if those Shares have not yet been purchased by Elbit as provided in clauses 4.2.1 and 4.2.2 above. After the end of said period, Koor may sell all the Additional Shares without any restriction.~~

~~4.2.4~~	~~The Additional Shares shall be purchased for consideration in respect of each Additional Share equal to the average between the price per Share at which the Additional Shares were issued to Koor by the Company or vested in Koor by the Company, less any dividend distributed for each Share by the Company, commencing from the date on which Koor was issued to or vested in it until the Option Transaction Completion Date, as defined below, and the price per Share of the Company on the Stock Exchange. For this purpose, the “Stock Exchange Price Per Share of the Company” shall be the average price of the Share at the end of each of the ten Stock Exchange trading days preceding the date on which notice is provided by Elbit with respect to the option’s exercise.~~

~~4.2.5~~	~~Should option exercise notice be provided by Elbit in accordance with Clauses 4.2.1—4.2.3 with respect to any or all of the Additional Shares, the sale of the Shares in respect of which the option has been exercised shall be completed within 14 Business Days after the notice is given (in this Clause the “Option Transaction Completion Date”). On the Option Transaction Completion Date Elbit shall remit to Koor the consideration for the Additional Shares in respect of which exercise notice has been given by Elbit by bank transfer to Koor’s account of which Koor shall give Elbit written notice at least five Business Days before the Option Transaction Completion Date, and upon the remittance of the consideration Koor shall transfer to Elbit the Additional Shares in respect of which exercise notice is given by Elbit, Free and Clear, to Elbit’s securities account, the details of which shall be given to Koor by Elbit by written notice at least five Business Days before the Option Transaction Completion Date.~~

~~4.2.6~~	~~If the Company distributes bonus shares or a dividend in kind to its shareholders before the option transaction exercise date, the consideration shall not be adjusted but the Shares Being Sold on the option transaction exercise date shall be subject to the addition of the bonus shares, Free and Clear, or assets received as dividend in kind (gross) with respect to the Shares Being Sold, Free and Clear, without Elbit being required to pay additional consideration for them.~~

~~4.2.7~~	~~If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the price per Share and the number of the Additional Shares Being Sold shall be adjusted pro rata to the consolidation or sub-division.~~

5.	Arrangements between the Parties ~~if Stage ‘B’ of the Transaction is not Completed~~after Completion of Stage ‘B’ of the Transaction

After completion of Stage ‘B’ of the Transaction as provided in the Share Transfer Deed and for so long as Stage ‘C’ of the Transaction or the Additional Stage has not been completed, including if Stage ‘C’ of the Transaction is rescinded or not performed or if the Additional Stage is rescinded or not performed, the

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following arrangements shall apply as between the parties in connection with the management of the Company and in respect of all the Cumulative Holdings~~If after the Stage ‘B’ Completion Deadline, including any extension of that date in accordance with the Share Transfer Deed, Stage ‘B’ of the Transaction is not completed, the following arrangements shall apply between the parties in respect of the Cumulative Holdings~~:

Board of Directors

5.1	So long as the holdings of each of the parties hereto are not less than the Minimum Holding Percentage~~12% of the Company’s issued share capital~~, the parties shall act and vote by virtue of all the cumulative Holdings so that there shall be 12 directors on the board of the Company including five who are nominated for office by Elbit, five who are nominated for office by Koor and two external directors, provided that all the directors shall meet the Qualification Conditions. The parties shall also act subject to applicable law so that on all the board of directors’ committees there shall be equal representation of the directors who are nominated for office by each party. The parties undertake to act so that this provision is implemented, including, if necessary, by calling a shareholders’ meeting of the Company as soon as possible in accordance with applicable law, on the agenda of which shall be the appointment of directors as aforesaid, and they undertake to support the appointment of directors as aforesaid at that meeting.

For the purpose of the provisions of this Clause 5, the “Minimum Holding Percentage” is 1,478,181 Ordinary Shares, together with all the bonus shares that are allotted in respect of such quantity of shares and all the shares that are acquired on allotment by virtue of rights that are vested in the scope of a rights offer by the Company to its shareholders in respect of such quantity of shares as from the date the Amendment to this Shareholders Agreement becomes effective.

5.2

(a)           When the term of office of the first of the two external directors serving on the Company’s board of directors on the date of signing this Agreement comes to an end, Elbit shall be entitled to nominate a different candidate for the office of external director in his place. When the term of office of the other of the two external directors serving on the Company’s board of directors on the date of signing this Agreement comes to an end, Koor shall be entitled to nominate another candidate for the position of external director in his place. Each party shall act and vote by virtue of all the Shares of the Company that are held by it in favor of the appointment of the candidate nominated by the other party to the position of external director as aforesaid. Said arrangement shall also continue in similar fashion in respect of the appointment to the Company’s board of directors of the subsequent external directors so long as there is a legal duty to appoint external directors.

(b)	In addition, during the period until the Stage ‘C’ Completion Deadline, if one or two of the five directors who have been appointed on the recommendation of Elbit meet the qualification conditions of an external director, Elbit shall be entitled to propose that the same number of directors (namely one or two) of the five who have been appointed on the recommendation of Koor shall meet the qualification conditions of an external director, and Koor will use its best efforts, subject to applicable law, to implement Elbit’s proposal.

5.3

Subject to applicable law, the parties shall act so that the Company’s articles of association are amended to the effect that the chairperson of the Company’s board of directors shall be elected by the Company’s General Meeting from among the directors who are then in office, whose office will not expire before the end of that General Meeting or from among the new directors who are elected to office at that General Meeting. It is agreed that ~~until 31 December 2006,~~ the chairperson of the Company’s board of directors, for the period of the first 24 months after completion of Stage ‘B’ of the Transaction, shall be a director recommended to that post by Elbit and thereafter for a term of 24 months~~Koor. Thereafter~~, the post shall be held by a director recommended to

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the post by Koor and so on and so forth.~~Elbit for a period of 24 months, and thereafter the chairperson of the board of directors shall be replaced every 24 months.~~ The parties shall act by virtue of the Cumulative Holdings to vote in favor of nominees as aforesaid.

5.4	Subject to applicable law, the parties shall act so that so long as a director recommended by one of the parties hereto serves as chairperson of the Company’s board of directors, the Company’s finance committee shall be chaired by a director recommended to the post by the other party hereto.

5.5	If either of the parties wishes the Company to prepare its financial statements also in accordance with US Generally Accepted Accounting Principles (U.S. GAAP), the other party undertakes, subject to applicable law, to support the same and also to support passing any resolution required for the same by any organ of the Company whose resolution in such respect is necessary.

5.~~5~~6	Should the holdings of either of the parties fall below the Minimum Holding Percentage and provided that its holdings do not fall to ~~12% of the Company’s issued share capital but so long as they are not~~ less than 9% of the Company’s issued share capital, that party shall be entitled to a number of directors equal to its percentage holdings in the Company divided by the total Cumulative Holdings multiplied by the number of directors serving in the Company (rounded to the nearest whole number), provided that the number of directors who are appointed on the recommendation of that party shall not be less than 20% of the number of directors serving in the Company (rounded up to a whole number).

5.~~6~~7	Should the holdings of either of the parties fall below the Minimum Holding Percentage and also ~~Should the holdings of either of the parties fall~~ below 9% of the issued share capital of the Company , provided that its holdings ~~but so long as they~~ have not fallen below 5% of the Company’s issued share capital, that party shall be entitled to a number of directors equal to its percentage holdings in the Company divided by the total Cumulative Holdings multiplied by the number of directors serving in the Company (rounded to the nearest whole number).

5.~~7~~8	Should the holdings of either of the parties fall below the Minimum Holding Percentage and also below 5% of the issued share capital of the Company, that party shall not be entitled, pursuant to this Agreement, to representation on the Company’s board of directors.

5.~~8~~9	It is hereby clarified that if the holdings of a party to the Agreement fall below the percentages specified in Clauses 5.5 to 5.~~7~~ 8 above and as a result thereof the number of directors appointed on its recommendation is reduced, as the case may be, that party shall not be entitled to reinstate representation in addition to the representation retained by it, if at all, on the Company’s board of directors, even if it subsequently acquires Shares of the Company and again increases its holdings beyond said percentages.

General Meeting

5.~~9~~10	The parties shall coordinate between them in advance the manner in which they will vote on every resolution in the Company’s General Meeting. Subject to the provisions of Clauses 5.1 to 5.9~~8~~ above, the parties shall act and vote by virtue of all the Cumulative Holdings against any proposed resolution in the Company’s General Meeting, unless it is first agreed in writing between them to vote in its favor.

5.~~10~~11	Should the holdings of a party fall below the Minimum Holding Percentage, provided that its holdings ~~12% of the Company’s issued share capital but so long as they~~ have not fallen below 9% of the Company’s issued share capital, the provisions of Clause 5.~~9~~ 10 above shall not apply between the parties.

5.~~11~~12	Notwithstanding the provisions of Clause 5.~~9~~ 11 above, if the holdings of a party ~~(in this Clause the “First Party”)~~ fall below the Minimum Holding Percentage and also below 9% of the

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Company’s issued share capital (in this Clause the “First Party”), the First Party undertakes to vote with all its Shares in the Company at every General Meeting in accordance with the other party’s instructions, to be given to it in writing at least four days prior to the date of each meeting, except in connection with a shareholders’ resolution concerning the approval of a transaction of the Company in which the other party or its controlling shareholders or officers, or any of them, has a personal interest, if so voting would cause the First Party to breach duties imposed on it by law. The other party shall not require the First Party’s prior consent as regards its voting by virtue of the Company’s shares. Moreover, if the holdings of a party fall below the Minimum Holding Percentage and below 9% of the Company’s issued share capital, that party alone shall be bound by the provisions of Clause 2.4 of this Agreement, without the other party being so bound, provided that said party’s rights pursuant to this Agreement are not impaired.

Right of First Refusal

5.~~12~~13	A Transfer of Company Shares from the Core Shares by either of the parties shall not be effective unless made in accordance with the provisions of this Agreement (including a forced sale in receivership or execution proceedings).

5.~~13~~14	If either of the parties (in this Clause the “Offeror”) wishes to Transfer all or any of the Core Shares it holds to a third party, it shall first offer them to the other party (in this Clause the “Offeree”) on the terms and in the manner set out below (in this Clause the “Offer”). The parties hereby give their consent to the granting of a temporary and/or permanent injunction against the making of a transaction that does not comply with the terms of the Clause, and they agree that any transaction whereby either of the parties purports to Transfer the Company’s Shares otherwise than in accordance with these provisions shall be null and void.

5.~~14~~15	The Offer shall be made in writing and sent to the Offeree.

5.~~15~~16	In the Offer, the Offeror shall detail the number of Core Shares that are offered for Transfer (in this Clause the “Offered Shares”), their class, the price requested for each Share (which shall be payable only in cash) and all the material commercial terms in connection with the Transfer, together with the identity of the purchaser (in this Clause the “Purchaser”), and insofar as the Purchaser is a company, the identity of its controlling shareholders, to the best of the Offeror’s knowledge, through the private individuals who control the Purchaser and/or to the companies that control the Purchaser, whose shares are listed for trading on a stock exchange in Israel or the United States. Without derogating from the provisions of Clause 5.~~21~~ 22 below, in the case of a sale to an insurance company in Israel, which is purchasing the Shares for investments that are not for its “nostro” and/or to a provident fund and/or trust fund and/or pension fund in Israel, the Offeror shall be entitled to detail a number of insurance companies that are purchasing the Shares otherwise than for their “nostro”, and/or provident funds and/or trust funds and/or pension funds, one of which will be the Purchaser. Moreover, in the event of a sale to a provident fund or trust fund or pension fund in Israel, the Offeror need not detail the identity of their controlling shareholders. The Offeree shall keep the contents of the Offer confidential, except as may be necessary in order to exercise its rights pursuant to this Agreement.

5.~~16~~17	The Offeree shall be entitled to give written notice to the Offeror within a period of 21 Business Days from the date of receiving the Offer (in this Clause the “Notice Period”) that it wishes to accept the Offer and purchase all the Shares offered at the price and on the terms of the Offer (in this Clause the “Acceptance Notice”) or that it does not accept the Offer.

5.~~17~~18

Should Acceptance Notice be given by the Offeree during the Notice Period, the Shares offered shall be transferred to the Offeree within 14 Business Days of the end of the Notice Period (in this Clause the “Exercise Period”), Free and Clear, in consideration for payment of the price specified in the Offer and on the terms specified in the Offer. Notwithstanding the foregoing if an approval required by law for the Transfer of the Shares offered to the Offeree cannot be obtained during the

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Exercise Period, the Exercise Period shall be extended by a further period of not more than 21 Business Day (hereinafter in this Clause the “Additional Period”), provided that on obtaining all the approvals required by law during the Additional Period, the Shares offered shall be transferred and the consideration for them shall be paid within two Business Days of the end of the Additional Period.

5.~~18~~19	Should Acceptance Notice not be given at the end of the Notice Period or should notice be given to the effect that the Offeree is not accepting the Offer (in this Clause the “Rejection Notice”) or should the transaction not be completed within two Business Days of the end of the Additional Period otherwise than due to the Offeror’s breach, the Offeror may Transfer to the Purchaser the Shares offered in consideration for the price specified in the Offer or at a higher price and on the material commercial terms prescribed in the Offer or commercial terms more favorable to the seller, provided that the Shares offered shall be transferred to the Purchaser and all the rights and obligations in accordance with the provisions of this Agreement shall be assigned to it, and provided that the Purchaser assumes all the rights and obligations in accordance with the provisions of this Agreement, subject to the provisions of Clause 5.23 below, within a period of 90 Business Days from the end of the Notice Period or from the time the Rejection Notice is given, whichever is earlier.

5.~~19~~20	For the purposes of Clauses 5.~~12~~ 15 - 5.~~18~~ 19 above, a Transfer of Shares from the Core Shares by way of a distribution of a dividend in kind by Koor to its shareholders shall be treated as a Share Transfer made on the date determining the rights to receive the dividend in kind by Koor’s shareholders, and such Transfer shall be treated as though made at the average closing price of the Company’s Share on the Stock Exchange during the 12 trading days before, and during the 12 trading days after, the date of giving Koor’s written Offer as provided in Clause 5.~~13~~ 14 above.

5.~~20~~21	Notwithstanding the provisions of this Clause 5, a Transfer of Shares from the Core Shares by a party hereto to a related entity shall not be subject to the provisions of this Clause but such a Transfer shall be prohibited and shall be ineffective unless the transferor and transferee have jointly and severally assumed all the transferor’s obligations pursuant to this Agreement and confirmed the same in a written notice given in advance to the other party hereto, duly signed by the transferor and the transferee. In this Agreement a “related entity” to a party to the Agreement means a person or entity that controls it or is controlled by it or is under the same control as it, and also an entity to which Shares in the Company are transferred by a party hereto in the course of the transferor party’s merger into that entity, pursuant to which the transferor’s legal personality is nullified.

5.~~21~~22	Notwithstanding the provisions of this Clause 5, a sale on the Stock Exchange of Shares from the Core Shares by a party hereto shall not be subject to the provisions of this Clause 5, provided that it meets all the following conditions: (a) a party to this Agreement shall not sell more than 3% of the Company’s issued share capital during a period of 12 months; and (b) a party to the Agreement shall not sell more than 1.5% of the Company’s issued share capital in the course of one transaction or one act. Nevertheless, if a party’s total holdings of the Company’s Shares fall below 5% of the Company’s issued share capital, that party may sell the Shares in the course of trading on the Stock Exchange without the application of the provisions of Clauses 5.~~12~~ 13 to 5.21. For the avoidance of doubt, the provisions of this Clause 5 shall apply in full to a sale outside the Stock Exchange of Shares from the Core Shares but they shall not apply to a sale on the Stock Exchange or off the Stock Exchange of Shares that are not Core Shares.

~~Share~~	~~Purchase Option~~

~~5.22~~	~~Koor hereby grants Elbit options to purchase from it Shares that are not part of the Core Shares, which have been issued to Koor by the Company or vested in Koor by the Company after signature of the Share Transfer Deed, at the times and on the terms set out in Clause 4.2 above, mutatis mutandis.~~

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5.23	Condition for Transferring Shares and Joining the Shareholders Agreement

Without derogating from the other provisions of this Agreement, including this Clause 5, it is agreed that on any Transfer of Shares from the Core Shares by a party hereto (in this Clause the “Transferor Party”) the following provisions shall apply:

If the Transferor Party wishes to Transfer all or any of the Core Shares it holds, the Transferor Party may not do so and such a Transfer shall be ineffective unless the recipient of the Shares being transferred (in this Clause the “Acquiror”) assumes all the rights and obligations pursuant to this Agreement so that the Transferor Party and the Acquiror shall be jointly entitled to the rights of the Transferor Party pursuant to this Agreement (but not more) and so that the Transferor Party and the Acquiror shall be jointly and severally liable for all the Transferor Party’s obligations pursuant to this Agreement, and provided that the number of shareholders that hold the Transferor Party’s rights and obligations pursuant to this Agreement shall not exceed two.

6.	Provisions Regarding the Appointment and Replacement of Directors

6.1	If a party to this Agreement requests to replace or bring to an end the term of office of a director nominated to the Company’s board of directors by that party, the parties shall act insofar as necessary to hold a General Meeting of the Company and vote in favor of a proposal to remove such a director from office and appoint another director in his place in accordance with the nomination of the party seeking to remove such director from office as aforesaid.

6.2	The parties shall vote against a proposal to remove a member of the Company’s board of directors from office, if his nomination for the office was proposed by Koor or Elbit, unless the party to this Agreement that nominated said director’s appointment directs otherwise in advance and in writing.

6.3	If the position of a member of the board of directors who was elected in accordance with the nomination of Koor or Elbit is vacated for any reason, the parties shall act insofar as necessary to hold a General Meeting of the Company and vote in favor of removing from office a director who has been appointed by the Company’s board of directors in place of the board member whose position has been vacated, if so appointed, and in favor of appointing the candidate nominated by Koor or Elbit, as the case may be, for the position of board member instead of the board member whose position has been vacated, provided that such nominee meets the Qualification Conditions.

6.4	Before any General Meeting of the Company on the agenda of which is the appointment of directors in the Company, and in accordance with the provisions of the Company’s articles of association and applicable law, each party shall give written notice to the Company, with a copy to the other, of the candidates nominated by it for the position of director in the Company.

7.	The Term of the Agreement

7.1	This Agreement shall enter into effect on the First Closing Date and remain in force so long as the parties hereto together hold Shares of the Company entitling them to at least 15% of the voting rights in the Company, provided that each party hereto holds Shares of the Company.

7.2	Should the holdings of a party or the parties to this Agreement, as the case may be, fall below the percentages set out in Clause 7.1 above, this Agreement shall automatically expire and not vest any rights in either of the parties hereto or impose any obligations on either of them . The provisions of the Agreement shall not be renewed or again become effective, even if the holdings of a party or parties to this Agreement increase after it has expired as provided in this Clause.

8.	Confidentiality and Notices

8.1	Subject to applicable law and the provisions of Clause 8.2 below, the parties shall not publish or provide information to any third party in connection with this Agreement without the other party’s prior written consent to the publication and its contents.

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8.2	The parties shall provide all the reports required by applicable law concerning entering into and performing this Agreement as required by applicable law, by prior coordination, if and insofar as legally possible, with the other party hereto.

8.3	The parties shall use Confidential Information that comes into their possession in connection with this Agreement or the Company solely for the performance of their obligations pursuant to this Agreement, and they shall not in any manner provide Confidential Information to any third party.

8.4	For the purpose of this Clause 8.3, “Confidential Information”—means any information relating to the parties hereto and/or the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Agreement by a party hereto; and (b) information the disclosure of which is required by law.

8.5	The obligations pursuant to Clauses 8.1 to 8.4 of this Agreement are not limited in time.

9.	Miscellaneous

9.1	Any modification, amendment and/or addendum, waiver, extension, concession or failure to exercise a right pursuant to this Agreement shall only be effective if done in an express document signed by all the parties hereto and shall only apply to the case specified in such document as aforesaid and shall not derogate from other rights of a party pursuant to this Agreement.

9.2	The parties hereto may extend or reduce any time specified in this Agreement and waive the performance of any of this Agreement’s provisions, either once or several times, by written notice signed by two officers of Koor and of Elbit, without any further authority being necessary.

9.3	No conduct by either of the parties shall be construed as a waiver of any of its rights pursuant to this Agreement and/or by law or as its waiver of or acquiescence in any breach or non-performance of the terms of the Agreement by the other party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

9.4	This Agreement fully contains, embodies, merges, expresses and exhausts all the understandings of the parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees, undertakings or representations with regard to the subject matter of this Agreement that were given or made by the parties prior to entering into this Agreement, in writing or orally, that are not specifically expressed herein, shall not augment, modify or derogate from the rights and obligations prescribed herein, and the parties shall not be bound by them, insofar as they were bound, as from the date of this Agreement. Without derogating from the generality of the foregoing, the documents exchanged between the parties before the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Agreement. For the avoidance of doubt, the terms of the shareholders agreement made between Koor, Federmann Enterprises Ltd. and HERIS AKTIENGESELLSCHAFT, contemporaneously with the signature of this Agreement shall not be applied in the interpretation of this Agreement.

9.5	Unless otherwise expressly provided in this Agreement, the parties hereto may not assign or transfer their rights or obligations under this Agreement to any third party or perform this Agreement through any third party, unless the other party’s prior written consent has been obtained, and nothing in this Agreement shall be deemed to vest any right in anyone who is not a party hereto.

9.6	Should either of the parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Agreement and/or by law, in a particular case or series of cases, such shall not be construed as a waiver of said right or of any other rights.

9.7	This Agreement shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all matters relating to this Agreement is vested only in the courts of the District Court in the City of Tel Aviv—Jaffa and in them alone, and no other court shall have jurisdiction.

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9.8	Notices under this Agreement shall be given in writing to the parties’ addresses as set out in the preamble hereto and/or to such other addresses of which the parties give notice in accordance with the provisions of this Clause. Any notice sent by one party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted and notice that is delivered in person by 17:00 hours on any Business Day shall be treated as received on delivery, or if delivered after 17:00 hours on any Business Day, then on the first Business Day after its delivery.

9.9	The provisions of the Amendment shall become effective immediately after obtaining (1) due approval of the General Meeting of Elbit for Elbit to enter into the Amendment and also (2) due approval of the General Meeting of Elbit for Elbit to enter into the Elisra Transaction, as defined in the Share Transfer Deed. If the approvals of the General Meeting of Elbit as mentioned in (1) and (2) above are not obtained by 6 September 2005 or if it is not possible to complete Stage ‘B’ of the Transaction on the Second Closing Date (as those terms are defined in the Share Transfer Deed after the Amendment) for any reason except for an impediment due to a breach of the Share Transfer Deed, the provisions of the Amendment shall be ineffective and neither of the parties shall have any claim or cause of action against the other, without the same derogating from the validity of the provisions of the Share Transfer Deed and the provisions of this Agreement, as existing prior to making the Amendment, and the original provisions of the Share Transfer Deed and this Agreement, prior to the Amendment, shall remain in force.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

(signed)	(signed)
KOOR INDUSTRIES LTD.	ELBIT SYSTEMS LTD.

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ANNEX C-3

TRANSLATION OF THE TADIRAN AMENDMENT AGREEMENT

C-3-1

[TRANSLATED FROM THE HEBREW ORIGINAL]

AMENDMENT TO SHARE TRANSFER DEED

AND SHAREHOLDERS’ AGREEMENT

Made and signed in Tel Aviv on the 6th day of July 2005

BETWEEN:	ELBIT SYSTEMS LTD.

Public Company Number 52-004302-7

of the Advanced Technology Center, Haifa 31053

(hereinafter referred to as “Elbit”)

of the one part

AND:	KOOR INDUSTRIES LTD.

Public Company Number 52-0014143

of 14 Hamelacha Street, Afek Industry Park,

Rosh Ha’ayin 48091

(hereinafter referred to as “Koor”)

of the other part

(hereinafter referred to as “the parties”)

WHEREAS

on 27 December 2004 the parties executed a share transfer deed (hereinafter referred to as the “Koor-Elbit Deed”), pursuant to which it was agreed between the parties, inter alia, that Koor would sell and transfer to Elbit, in two stages, 3,944,276 ordinary shares constituting, on the date of signing the Koor-Elbit Deed, approximately 32% of the issued and paid-up share capital of the Company (as defined in the Koor-Elbit Deed), all subject to and in accordance with the provisions of the Koor-Elbit Deed;

WHEREAS	on 30 March 2005 the parties agreed to extend the Stage “A” Completion Deadline (as such term is defined in the Koor-Elbit Deed);

WHEREAS

on 18 April 2005 a further protocol was executed between the parties pursuant to which the parties agreed to extend certain deadlines prescribed in the Koor-Elbit Deed (hereinafter referred to as the “Protocol”);

WHEREAS

on 18 April 2005 Stage “A” of the Transaction (as such term is defined in the Koor-Elbit Deed) was implemented and Koor sold and transferred the Stage “A” Shares (as such term is defined in the Koor-Elbit Deed) to Elbit;

WHEREAS	on 27 December 2004 the parties signed a shareholders’ agreement that entered into force on 18 April 2005 (hereinafter referred to as the “Shareholders’ Agreement”);

WHEREAS

before the implementation of Stage “B” of the Transaction (as such term is defined in the Koor-Elbit Deed prior to this amendment), the parties agree to add an additional stage in the framework of which Koor shall sell and transfer to Elbit 623,115 ordinary

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shares constituting, on the date of signing this amendment (hereinafter referred to as the “Amendment”), approximately 5% (five percent) of the Company’s issued capital, subject to the conditions precedent set forth below, such that there will be a proportionate decrease in the number of ordinary shares Koor will sell and transfer to Elbit in the framework of the last stage (Stage “C”) of the transaction, and that the conditions precedent for the closing of Stage “B” and Stage “C” of the transaction will be altered, as set forth below;

WHEREAS

the parties agree that Stage “B” of the transaction and Stage “C” of the transaction will be implemented independently and regardless of Stage “B” of the Federmann-Koor Deed (as such term is defined in the Koor-Elbit Deed, prior to the Amendment);

WHEREAS	the parties wish to amend certain provisions of the Koor-Elbit Deed and the Shareholders’ Agreement, as set forth herein;

NOW, THEREFORE, IT IS WARRANTED, PROVIDED AND AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	The preamble to this Amendment constitutes an integral part hereof.

2.	The terms and definitions adopted in this Amendment shall bear the meanings attributed to them in the Koor-Elbit Deed, after its amendment pursuant hereto, unless expressly stated otherwise.

3.	Each of the parties warrants and undertakes as follows:

3.1	that it is authorized to execute this Amendment and perform its obligations pursuant hereto and that those signing this Amendment on its behalf are legally authorized to bind it, subject to the provisions of clause 3.3 below;

3.2	that there is no impediment at law and/or pursuant to its incorporation and/or pursuant to any court order or instruction and/or any contract and/or consent and/or agreement to which it is a party to its executing this Amendment and performing all its obligations pursuant hereto, except as provided in clause 3.3 below;

3.3	that subject to receiving the approval of Elbit’s shareholders’ meeting for Elbit’s execution of this Amendment, which has not yet been received on the date of signing hereof, it has all the approvals and consents required for the purpose of executing this Amendment.

4.	The parties agree to effect all the amendments to the Koor-Elbit Deed, as marked with revision marks on the Koor-Elbit Deed annexed hereto as Appendix “A1” and constituting an integral part hereof. In addition, for the parties’ convenience, a clean copy (without revision marks) of the Koor-Elbit Deed, after its amendment pursuant hereto, is annexed hereto as Appendix “A2”. It is hereby provided that in the event of any contradiction between the provisions of Appendix “A1” hereto and the provisions of Appendix “A2”, only the provisions of Appendix “A1” shall apply to and bind the parties.

5.	The parties agree to effect all the amendments in the Shareholders’ Agreement, as marked with revision marks on the Shareholders’ Agreement annexed hereto as Appendix “B1” and constituting an integral part hereof. In addition, for the parties’ convenience, a clean copy (without revision marks) of the Shareholders’ Agreement, after its amendment pursuant hereto, is annexed hereto as Appendix “B2”. It is hereby expressed that in the event of any contradiction between the provisions of Appendix “B1” hereto and the provisions of Appendix “B2”, only the provisions of Appendix “B1” shall apply to and bind the parties.

6.	In the event of any contradiction between the provisions of the Koor-Elbit Deed, the provisions of the Shareholders’ Agreement and the provisions of the Amendment, the provisions of the Amendment shall prevail, unless expressly stated otherwise, provided that the provisions of the Koor-Elbit Deed and the provisions of the Shareholders’ Agreement, that have not been expressly amended in the Amendment and its appendices, shall remain unchanged.

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7.	The provisions of the Amendment shall enter into force immediately after (1) due approval of a meeting of Elbit’s shareholders for Elbit’s execution of this Amendment and (2) due approval of Elbit’s shareholders’ meeting for Elbit’s execution of the Elisra Transaction, as defined in the Koor-Elbit Deed (after its amendment). If the approvals of Elbit’s shareholders’ meeting are not obtained as set forth in (1) and (2) above by 6 September 2005, or if it is not possible to close Stage “B” of the Transaction on the Second Closing Date (as such terms are defined in the Elbit-Koor Deed after its amendment), for any reason, except for an impediment resulting from a breach of the Koor-Elbit Deed, the Amendment shall be null and void, its provisions shall not be valid and neither of the parties shall have any claims or demands against the other, without such derogating from the validity of the provisions of the Koor-Elbit Deed and the provisions of the Shareholders’ Agreement, as existing prior to signing the Amendment, and the original provisions of the Koor-Elbit Deed and of the Shareholders’ Agreement, prior to the Amendment, shall remain valid.

8.	The parties hereto may extend or curtail any deadline specified herein and they may waive the implementation of any of its provisions, on one occasion or on a number of occasions, through written notice signed by two officers of each of Koor and Elbit, without the need for additional approvals, provided that there shall be no extension of the deadline for obtaining the due approval of Elbit’s shareholders’ meeting for Elbit’s execution of the Amendment without a proportionate extension in the date for obtaining the due approval of Elbit’s shareholders’ meeting for Elbit’s execution of the Elisra Transaction (as defined in the Koor-Elbit Deed).

As witness whereof the parties have duly executed this Amendment

(signed)	(signed)
Koor Industries Ltd.	Elbit Systems Ltd.

By: Jonathan Kolber, Danny Biran	By: Joseph Ackerman, Joseph Gaspar

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ANNEX D-1

TRANSLATION OF THE AMENDED KOOR—FEL DEED

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[TRANSLATED FROM THE HEBREW ORIGINAL]

[Marked to show changes from 27 December 2004 original]

SHARE TRANSFER DEED

Made in Tel Aviv this 27th day of December 2004

as amended on 6 July 2005

BETWEEN

FEDERMANN ENTERPRISES LTD.

(Public Company No. 51 - 227839-1)

of 99 Hayarkon Street, Tel Aviv

(“Federmann”)

of the one part

AND

KOOR INDUSTRIES LTD.

(Public Company No. 52 - 001414-3)

of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha’ayin 48091

(“Koor”)

of the other part

(hereinafter the “Parties”)

WHEREAS

Federmann is the holder of 19,915,448 Ordinary Shares of the issued and paid up share capital of Elbit Systems Ltd., a public company duly incorporated in Israel, whose number with the Companies Registrar is Public Company No. 52-004302-7 (hereinafter the “Company”);

AND WHEREAS

Federmann wishes to sell and transfer to Koor, in two stages, ~~4,000~~3,160,000 (~~four~~ three million one hundred and sixty thousand) Ordinary Shares, which on the date of signing this Deed constituted approximately ~~9~~7.75~~.8~~% of the Company’s issued and paid-up share capital, while in the first stage Federmann will sell and transfer to Koor 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares, which on the date of signing this Deed constituted approximately 5.3% of the Company’s issued and paid-up share capital, and in the second stage Federmann will sell and transfer to Koor 1,~~840~~000,000 (one million ~~eight hundred and forty thousand~~) Ordinary Shares, which on the date of signing this Deed constituted approximately ~~4.5~~2.45% of the Company’s issued and paid-up share capital, subject to and in accordance with the provisions of this Deed;

AND WHEREAS	Koor wishes to purchase and receive from Federmann the Shares Being Sold, subject to and in accordance with the provisions of this Deed;

AND WHEREAS	the performance of ~~this Deed, in both stages~~Stage ‘A’ of the Transaction, is subject to Conditions Precedent as provided below in this Deed;

AND WHEREAS	the Parties wish to set forth their relationship with respect to the sale and purchase of the Shares Being Sold in the context of this Deed;

~~AND WHEREAS~~

~~Koor is interested in the performance of the Transaction contemplated by this Deed as part of an overall Transaction, in the scope of which Koor will sell to the Company shares of Tadiran Communications, as set out in the Elbit-Koor Deed and this Deed.~~

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NOW, THEREFORE, IT IS WARRANTED, PROVIDED AND AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	Preamble, Appendices and Interpretation

1.1	The preamble and appendices hereto constitute an integral part hereof.

1.2	The clause headings in this Deed are solely for the sake of convenience and shall not be applied in the interpretation hereof.

2.	Definitions

2.1	In this Deed, the following terms shall have the meanings herein ascribed to them, unless expressly stated otherwise:

~~“Elisra” means Elisra Electronic Systems Ltd., Private Company No. 52-003587-4;~~

“General Meeting” means as defined in the Companies Law, and any adjourned meeting;

“U.S. Dollar” or “$” means United States dollars;

“Company” means as defined in the preamble hereto;

“Shareholders Agreement” means the Agreement between Federmann and Koor in the form of Appendix “10.7” hereto, which is to be signed on the signature of this Deed and will enter into effect on the First Closing Date, including its amendments;

“Stage ‘A’ Conditions Precedent” means the Conditions Precedent for Stage ‘A’ of the Transaction, as provided in Appendix “9.2” hereto;

~~“Stage ‘B’ Conditions Precedent” means the Conditions Precedent for Stage ‘B’ of the Transaction, as provided in Appendix “12.2” hereto;~~

“Conditions Precedent” means the Stage ‘A’ Conditions Precedent ~~and the Stage ‘B’ Conditions Precedent~~;

“Companies Law” means the [Israel] Companies Law, 5759-1999;

“Business Day” means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a “Business Day”;

“Koor” means as defined in the preamble hereto;

“First Closing Date” means the third Business Day after the date on which all the Stage ‘A’ Conditions Precedent have been fulfilled or such later date as agreed by the Parties, as provided in Clause 20.3 below;

“Elbit-Koor Deed First Closing Date” means the First Closing Date as the term is defined in the Elbit-Koor Deed;

“Second Closing Date” means 4 October 2005 or such earlier date as may be agreed in writing by the parties~~the third Business Day after the date on which all the Stage ‘B’ Conditions Precedent have been fulfilled or in the event that the Stage ‘B’ Conditions Precedent are deemed wholly fulfilled in accordance with the provisions of Clause 12.4 or 12.5 below, as the case may be, the 14th Business Day after 30th June 2005 or after the date of receiving Koor’s notice pursuant to Clause 12.5, as the case may be, or such later date as agreed by the Parties, as provided in Clause 20.3 below~~;

~~“Elbit-Koor Deed Second Closing Date” means the Second Closing Date as the term is defined in the Elbit-Koor Deed;~~

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“Stage ‘A’ Completion Deadline” means as defined in Clause 9.1 below;

~~“Stage ‘B’ Completion Deadline” means as defined in Clause 12.1 below;~~

~~“Elbit-Koor Deed Stage ‘B’ Completion Deadline” means the Stage ‘B’ Completion Deadline as the term is defined in the Elbit-Koor Deed;~~

“Confidential Information” means all information relating to the Parties hereto or to the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Deed and (b) information the disclosure of which is required in accordance with the provisions of law;

“Ordinary Share” or “Ordinary Shares” means Ordinary Shares of 1 NIS par value each of the Company’s issued share capital;

“Stage ‘A’ Shares” mean 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares;

“Stage ‘B’ Shares” mean 1,~~840~~000,000 (one million ~~eight hundred and forty thousand~~) Ordinary Shares;

“Shares Being Sold” means the Stage ‘A’ Shares and the Stage ‘B’ Shares;

“Free and Clear” means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any further or other third party right whatsoever, other than restrictions with respect to the transfer and/or negotiability of shares that are imposed pursuant to U.S. securities law (shares which are not registered under U.S. securities laws);

~~“Elisra Transaction” means a transaction pursuant to which Tadiran Communications will purchase shares constituting at least 70% of Elisra’s issued share capital;~~

“Federmann” means as defined in the preamble to this Deed;

“Interest” means three-month LIBOR at Bank Leumi Le-Israel B.M., plus annual interest at the rate of 1.5%, compounded every three months;

“Deed” means this Share Transfer Deed together with all the appendices hereto, including its amendments;

“Elbit-Koor Deed” means the Share Transfer Deed together with all the appendices thereto made between the Company and Koor on the signature of this Deed, subject to and in accordance with the conditions of which Koor will sell and transfer to the Company, in two stages, 3,944,276 (three million nine hundred forty-four thousand two hundred and seventy-six) Ordinary Shares of 1 NIS par value each of Tadiran Communications, which on the date of signing this Deed constitute approximately 32% of Tadiran Communication’s issued share capital;

“Stage ‘A’ of the Transaction” means as defined in Clause 8.1 below;

“Stage ‘B’ of the Transaction” means as defined in Clause 11~~.1~~ below;

“Elbit-Koor Deed Stage ‘A’” means Stage ‘A’ of the Transaction contemplated by the Elbit-Koor Deed as the term is defined in the Elbit-Koor Deed;

“Elbit-Koor Deed Stage ‘B’” means Stage ‘B’ of the Transaction contemplated by the Elbit-Koor Deed as the term is defined in the Elbit-Koor Deed;

“Tadiran Communications” means Tadiran Communications Ltd. (Private [sic] Company No. 51-207441-0);

“Stage ‘A’ Consideration” means US$24.70 (twenty-four U.S. dollars and seventy cents) for each of the Stage ‘A’ Shares, totaling US$53,352,000 (fifty-three million three hundred and

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fifty-two thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount as aforesaid shall be subject to the addition of the Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as provided in Clause 15 below;

“Stage ‘B’ Consideration” means US$24.70 (twenty-four U.S. dollars and seventy cents) for each of the Stage ‘B’ Shares, totaling US$~~- 45,448,000~~24,700,000 (~~forty-five~~ twenty- four million ~~four~~ seven hundred ~~and forty-eight~~ thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount as aforesaid shall be subject to the addition of the Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as provided in Clause 15 below;

“Consideration” means the Stage ‘A’ Consideration and the Stage ‘B’ Consideration together;

“Qualification Conditions” means all the requirements in accordance with applicable law and pursuant to the Company’s incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service, but excluding the conditions for an Independent Director;

“Independent Director” means a director who meets the independence criteria in accordance with U.S. securities law, including the Sarbanes-Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, including rules of the Nasdaq.

2.2	The following terms shall have the meanings defined in Section 1 of the [Israel] Securities Law, 5728-1968:

“securities”, “company”, “subsidiary”, “acquisition of securities”, “holding and acquisition” and “control”.

2.3	The following terms shall have the meanings defined in Section 1 of the Companies Law:

“dividend”, “director”, “external director”, “public company”, “distribution”, “bonus shares”, “officer”, “personal interest”, “transaction”, “extraordinary transaction”, “act”, the “Companies Registrar” and “share certificate”.

3.	Appendices

The following appendices, which constitute an integral part hereof, are annexed to this Deed:

3.1	Appendix “9.2”—the Stage ‘A’ Conditions Precedent;

3.2	Appendix “10.7” —the Shareholders Agreement between Federmann and Koor, which is to be signed contemporaneously with the signature of this Deed and will enter into effect on the First Closing Date;

~~3.3~~	~~Appendix “12.2”—the Stage ‘B’ Conditions Precedent.~~

4.	The Elbit-Koor Deed

Contemporaneously with the signing of this Deed, the Elbit-Koor Deed is also being signed. The Elbit-Koor Deed and this Deed are separate and unrelated deeds, except as expressly provided in this Deed. For the avoidance of doubt it is hereby clarified that the Company is not a Party to this Deed, and the provisions of the Elbit-Koor Deed do not impose any duty on Koor to Federmann or on Federmann to Koor that is not expressly provided in this Deed.

5.	The Parties’ Warranties and Undertakings

The Parties hereby warrant and undertake to each other as follows:

5.1	The representations and warranties of the Parties in this Deed are solely as provided in this Clause 5 and in Clauses 6 and 7 below, as the case may be.

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5.2	The Parties’ warranties and undertakings as provided in this Clause 5 and in Clauses 6 and 7 below, as the case may be, will continue to be correct, complete and accurate on the First Closing Date and the Second Closing Date, and they shall be deemed as having been provided again by each of the Parties on both the First Closing Date and on the Second Closing Date.

6.	Federmann’s Warranties and Undertakings

Federmann hereby warrants and undertakes to Koor as follows:

6.1	That it is a duly incorporated private company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are threatened against it.

6.2	That on signing this Deed and until the completion of Stage ‘A’ of the Transaction it is and shall be the sole owner of the Shares Being Sold (subject to the Lien), and after the completion of Stage ‘A’ of the Transaction and until the completion of Stage ‘B’ of the Transaction it is and shall be the sole owner of the Stage ‘B’ Shares (subject to the Lien, as will be modified, amended as provided in Clause 10.4 below), that it will not grant any person or entity an option or right to purchase all or any of the Shares Being Sold, that it has not undertaken to grant such an option or right as aforesaid, that no person or entity has any right of first refusal or tag-along right in connection with all or any of the Shares Being Sold and that on the date of signing this Deed it holds 19,915,448 Ordinary Shares.

6.3	That the Shares Being Sold are fully paid and Free and Clear, except for a first ranking fixed lien and an assignment by way of charge, of unlimited amount, which are registered in favor of Bank Leumi Le-Israel B.M. (in this Deed the “Bank”) over the Shares Being Sold and over Federmann’s rights in the Shares Being Sold (in this Deed the “Lien”) and that pursuant to the Lien the Shares Being Sold are held by and registered in the name of Bank Leumi Le-Israel Trust Co. Ltd., and that on the First Closing Date, upon the Stage ‘A’ Consideration being received in Federmann’s Account, the Stage ‘A’ Shares will be Free and Clear and that on the Second Closing Date, upon the Stage ‘B’ Consideration being received in Federmann’s Account, the Stage ‘B’ Shares will be Free and Clear.

6.4	That apart from approval by Federmann’s General Meeting and board of directors, Federmann has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

6.5	That subject to ratification by Federmann’s General Meeting and board of directors, the signatories on Federmann’s behalf to this Deed and the documents ancillary hereto are the persons who are empowered, on Federmann’s behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof and to obligate Federmann by their signature, and this Deed, together with all its terms and conditions, obligates Federmann in all respects.

6.6	That subject to the approval of Federmann’s General Meeting and board of directors and the fulfillment of the Conditions Precedent, there is no legal or other impediment to its entering into this Deed and the performance hereof and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which Federmann is a party, to its incorporation documents or to any other obligation of Federmann, whether by virtue of an contract (oral, by conduct or written) or by virtue of law.

6.7	That apart from the approval of Federmann’s General Meeting and board of directors and the Conditions Precedent, all the approvals, consents and permits have been obtained and all the

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necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Federmann’s entering into this Deed and performing its obligations pursuant hereto, including transferring the Shares Being Sold to Koor.

6.8	That neither the Company nor any of its subsidiaries is party to any transaction or agreement in which Federmann and/or its subsidiaries and/or the controlling shareholders and/or officers of Federmann and/or the companies controlled by any of them has a personal interest, other than (1) payment of remuneration to directors of the Company, in the same amounts as paid to the Company’s external directors; (2) arrangements for the grant of relief, insurance and indemnity by the Company to the Company’s directors; and (3) apart from, for the avoidance of doubt, Federmann’s holding of securities of companies whose securities are also held by the Company.

7.	Koor’s Warranties and Undertakings

Koor hereby warrants and undertakes to Federmann as follows:

7.1	That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding up the receivership or like acts have been taken or are being threatened against it.

7.2	That it has the ability and resources to perform its obligations pursuant to this Deed in full and on time and that it is in possession of the financial resources sufficient for payment of the Consideration in full and at the times provided in this Deed.

7.3	That apart from approval by Koor’s board of directors, Koor has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

7.4	That subject to ratification by Koor’s board of directors, the signatories on behalf of Koor to this Deed and the documents ancillary hereto are those who are empowered, on Koor’s behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof, and to obligate Koor by their signatures, and this Deed, including all its terms and conditions, obligates Koor in all respects.

7.5	That subject to the approval of Koor’s board of directors and the fulfillment of the Conditions Precedent, there is no legal or other impediment to its entering into and performing this Deed and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other obligation of Koor, whether by virtue of a contract (oral, by conduct or written) or by virtue of law.

7.6	That except for the approval of Koor’s board of directors and except for the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Koor’s entering into this Deed and performing its obligations pursuant hereto, including the acquisition from Federmann of the Shares Being Sold.

7.7	That subject only to Federmann’s warranties and representations in Clauses 5 and 6 of this Deed, the Shares Being Sold are being purchased in their actual condition, and the actual condition of the Company and its assets, and they are “As Is”, without any other representations or warranties being received from or on behalf of Federmann and that the Consideration, as agreed between the Parties, has been fixed having regard also to the fact that the purchase is on such a “As Is” basis as aforesaid.

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8.	Stage ‘A’ of the Transaction

8.1	On the First Closing Date and subject to the fulfillment of the Stage ‘A’ Conditions Precedent by the Stage ‘A’ Completion Deadline, Federmann shall sell and transfer to Koor, on and against payment of the full amount of the Stage ‘A’ Consideration, 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares (the Stage ‘A’ Shares), fully paid and Free and Clear, and Koor shall purchase and receive from Federmann the Stage ‘A’ Shares and pay Federmann the full amount of the Stage ‘A’ Consideration (in this Deed “Stage ‘A’ of the Transaction”).

8.2	Furthermore, on the First Closing Date, the Company shall purchase from Koor 1,700,000 (one million seven hundred thousand) Ordinary Shares of 1 NIS par value each of Tadiran Communications, which on the date of signing this Deed constitute approximately 13.8% of Tadiran Communication’s issued share capital, in accordance with the Elbit-Koor Deed, which is being signed contemporaneously with this Deed. The Elbit-Koor Deed Stage ‘A’ and Stage ‘A’ of the Transaction contemplated by this Deed shall be performed contemporaneously and Stage ‘A’ of the Transaction (contemplated by this Deed) shall not be performed without the Elbit-Koor Deed Stage ‘A’ being performed.

8.3	For the avoidance of doubt, after the performance and completion of Stage ‘A’ of the Transaction, Stage ‘A’ of the Transaction will not be revoked, even if Stage ‘B’ of the Transaction is not performed or completed for any reason.

9.	The Stage ‘A’ Completion Deadline and the Stage ‘A’ Conditions Precedent

9.1	In this Deed the “Stage ‘A’ Completion Deadline” means:

9.1.1	~~March 31~~April 15, 2005 [extended by consent in the past]; or

9.1.2	if by ~~March 31~~April 15, 2005 [extended by consent in the past] all the Stage ‘A’ Conditions Precedent have been fulfilled, other than the approval of the [Israel] Commissioner of Restrictive Trade Practices, as provided in Clause 1 of Appendix “9.2”, the Stage ‘A’ Completion Deadline shall be automatically deferred until May 31, 2005 or to such later date as agreed by the Parties as provided in Clause 20.3 below.

9.2	The Stage ‘A’ Conditions Precedent are provided in Appendix “9.2”.

9.3	Should all the Stage ‘A’ Conditions Precedent not have been fulfilled by the Stage ‘A’ Completion Deadline, this Deed shall be void, except for the provisions of Clause 17 hereof, without either of the Parties having any complaint and/or claim and/or demand against the other. The foregoing provisions of this Clause 9.3 shall not derogate from any right or other remedy pursuant to this Deed or by law that is available to the Parties with respect to a breach of any of the provisions of this Deed (insofar as breached).

10.	The First Closing Date

Subject to the Stage ‘A’ Conditions Precedent being fulfilled by the Stage ‘A’ Completion Deadline, the Parties shall meet on the First Closing Date at such place as determined by the Parties and the following interdependent acts shall be performed contemporaneously:

10.1	Koor shall remit the Stage ‘A’ Consideration by bank transfer to Federmann’s bank account at the Bank, the details of which shall be provided to it in writing by Federmann by the First Closing Date (in this Deed “Federmann’s Account”), and confirmation from the Bank that the Stage ‘A’ Consideration has been received in Federmann’s Account shall be provided to Federmann.

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10.2	Federmann shall deliver to the Company a share transfer deed pursuant whereto the Stage ‘A’ Shares are being transferred from Bank Leumi Le-Israel Trust Co. Ltd to Federmann, signed by Bank Leumi Le-Israel Trust Co. Ltd and Federmann, and the Company shall enter Federmann in its shareholder registry as the holder of the Stage ‘A’ Shares.

10.3	Federmann shall provide Koor confirmation from the Bank, according to which the Bank agrees that, on and against receipt of the Stage ‘A’ Consideration in Federmann’s Account, it will discharge the Lien from the Stage ‘A’ Shares.

10.4	Federmann shall provide Koor written instructions from the Bank, in the Bank’s standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to amend the Lien to the effect that the Lien will be discharged from the Stage ‘A’ Shares.

10.5	Federmann and Koor shall deliver this Deed to the Company, and Federmann shall procure that Koor is entered in the Company’s shareholder registry as the holder of the Stage ‘A’ Shares and that Koor receives a share certificate from the Company, in the Company’s standard form, attesting to Koor’s ownership of the Stage ‘A’ Shares.

10.6	Federmann shall provide Koor a copy of the Company’s board of directors’ resolution to the effect that, subject to the performance of Stage ‘A’ of the Transaction, as of the First Closing Date there shall be added to the Company’s board of directors and serve thereon as a director one nominee who shall be nominated for office by Koor and who meets the Qualification Conditions. Federmann undertakes that there will be a vacancy on the Company’s board of directors so that it will be possible to add Koor’s nominee as aforesaid to the Company’s board of directors. Koor shall provide Federmann and the Company prior written notice of the name of such nominee or of another nominee, as nominated by Koor, in his place, and Koor (with Federmann’s assistance) shall coordinate with the Company’s corporate secretary such nominee’s compliance with the Qualification Conditions, all no later than 14 days prior to the earlier of: (1) the Stage ‘A’ Completion Deadline or (2) the First Closing Date.

If for any reason it is not possible to appoint the nominee nominated by Koor as aforesaid as a director of the Company, another nominee nominated by Koor, who meets the Qualification Conditions, shall be appointed in his place. Without derogating from the foregoing, if the nominee nominated by Koor as aforesaid is not added to the Company’s board of directors on the First Closing Date, Federmann shall call a General Meeting of the Company as soon as possible, on the agenda of which shall be the appointment of the nominee nominated by Koor as aforesaid as a director of the Company. Federmann undertakes to vote in favor of the appointment of the nominee nominated by Koor, who was not appointed as aforesaid but does meet the Qualification Conditions.

10.7	The Shareholders Agreement, in the form annexed hereto as Appendix “10.7”, shall become effective.

10.8	Federmann shall provide Koor a written declaration, duly signed by Federmann, according to which all the warranties and representations of Federmann as provided in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the First Closing Date.

10.9	Koor shall provide Federmann a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as provided in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the First Closing Date.

10.10	The Elbit-Koor Deed Stage ‘A’ shall be completed, namely all the acts that are to be performed on the Elbit-Koor Deed First Closing Date shall be performed, as provided in Clause 10 of the Elbit-Koor Deed.

10.11	Each Party undertakes to do all the acts for which it is responsible pursuant to this Clause 10.

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10.12	All the acts mentioned above in this Clause 10 shall be deemed as being made concurrently, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all the concurrent acts have been completed and all the documents have been delivered.

11.	Stage ‘B’ of the Transaction

~~11.1~~	~~On the Second Closing Date:~~

~~11.1.1~~	~~subject to the fulfillment of the Stage ‘B’ Conditions Precedent by the Stage ‘B’ Completion Deadline; or~~

~~11.1.2~~	~~in the event that the Stage ‘B’ Conditions Precedent are treated as wholly fulfilled in accordance with the provisions of Clause 12.4 below or Clause 12.5 below, as the case may be;~~

On the Second Closing Date, Federmann shall sell and transfer to Koor, on and against payment of the full amount of the Stage ‘B’ Consideration, 1,~~840~~000,000 (one million ~~eight hundred and forty thousand~~) Ordinary Shares (the Stage ‘B’ Shares), fully paid and Free and Clear, and Koor shall purchase and receive from Federmann the Stage ‘B’ Shares and pay Federmann the full amount of the Stage ‘B’ Consideration (in this Deed “Stage ‘B’ of the Transaction”).

For the avoidance of any doubt, the performance of Stage ‘B ‘of the Transaction is not conditioned upon any condition precedent, and is not connected in any way or form whatsoever with the Elbit-Koor Deed and/or Stage ‘B’ of the Elbit-Koor Deed.

~~11.2~~	~~On the Second Closing Date the Company shall purchase from Koor 2,244,276 Ordinary Shares of 1 NIS par value each of Tadiran Communications, constituting approximately 18.2% of Tadiran Communication’s issued share capital in accordance with the Elbit-Koor Deed, which is being signed contemporaneously with this Deed, so that Stage ‘B’ of the Transaction (contemplated by this Deed) and the Elbit-Koor Deed Stage ‘B’ shall be performed contemporaneously, and Stage ‘B’ of the Transaction (contemplated by this Deed) shall not be performed without the performance of the Elbit-Koor Deed Stage ‘B’. This Clause 11.2 shall not apply if Federmann provides notice to Koor as provided in Clause 12.1.3 below or Clause 12.1.5 below, as the case may be.~~

12.	REVOKED [including the extension of certain deadlines, in accordance with the protocol dated 18 April 2005] ~~The Stage ‘B’ Completion Deadline and the Stage ‘B’ Conditions Precedent~~

~~12.1~~	~~In this Deed “the Stage ‘B’ Completion Deadline” means:~~

~~12.1.1~~	~~30th June 2005; or -~~

~~12.1.2~~	~~subject to the provisions of Clause 12.1.3 and Clause 12.1.4 below, if all the Stage ‘B’ Conditions Precedent have not been fulfilled by 30th June 2005, the Stage ‘B’ Completion Deadline shall be automatically deferred until 30th September 2005;~~

~~12.1.3~~	~~notwithstanding as provided in Clause 12.1.2 above, it is agreed that Federmann may provide notice to Koor, to be received by Koor by 21st June 2005, that Federmann is not willing to extend the Stage ‘B’ Completion Deadline as provided in Clause 12.1.2 above, and in such event the Stage ‘B’ Completion Deadline shall be the date specified in Clause 12.1.1 above, namely 30th June 2005;~~

~~12.1.4~~	~~notwithstanding as provided in Clause 12.1.2 above, if Koor provides notice to the Company as provided in Clause 12.1.3 of the Elbit-Koor Deed, and Federmann does not provide notice as provided in Clause 12.1.3 of this Deed, the Stage ‘B’ Completion Deadline shall be deferred until April 30, 2006;~~

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~~12.1.5~~	~~notwithstanding as provided in Clause 12.1.4 above, if Koor provides notice to the Company as provided in Clause 12.1.3 of the Elbit-Koor Deed, Federmann may provide notice to Koor, to be received by Koor within seven Business Days after the date on which Koor’s notice is received by the Company as aforesaid, that Federmann is not willing to extend the Stage ‘B’ Completion Deadline as provided in Clause 12.1.4 above, and in such event the Stage ‘B’ Completion Deadline shall be the date specified in Clause 12.1.2, namely September 30, 2005, even if Federmann’s notice as aforesaid is provided to Koor after September 30, 2005.~~

~~12.2~~	~~The Stage ‘B’ Conditions Precedent are provided in Appendix “12.2”.~~

~~12.3~~	~~Subject to Clauses 12.4 and 12.5 below, should all the Stage ‘B’ Conditions Precedent not be fulfilled by the Stage ‘B’ Completion Deadline, Stage ‘B’ of the Transaction shall not be performed, the provisions in connection with Stage ‘B’ of the Transaction in this Deed shall be deemed null and void and be of no effect and, inter alia, Federmann shall not sell to Koor the Stage ‘B’ Shares and Koor shall not pay the Stage ‘B’ Consideration to Federmann, and neither Party shall have any demand, claim or complaint against the other in connection with Stage ‘B’ of the Transaction. It is clarified that the provisions of this Clause 12.3 are not such as to derogate from the validity of any other provision of this Deed and/or from the effect of the Shareholders Agreement, which shall enter into effect on the First Closing Date, or to derogate from any other right or remedy pursuant to this Deed or by law that is available to the Parties with respect to a breach of any of the provisions of this Deed (if and insofar as breached).~~

~~12.4~~	~~Notwithstanding as provided in Clause 12.3 above, it is agreed that if the Stage ‘B’ Completion Deadline is determined in accordance with the provisions of Clause 12.1.3 above, and insofar as Koor wishes to perform Stage ‘B’ of the Transaction despite the non-fulfillment of all the Stage ‘B’ Conditions Precedent, Koor may provide written notice to Federmann, to be received by Federmann by no later than 30th June 2005, that Koor waives the fulfillment of the Stage ‘B’ Conditions Precedent. In such event and provided that all the Conditions Precedent for the completion of Stage ‘B’ detailed in Appendix “12.2” of this Deed, other than the Conditions Precedent in Clauses 3 and 4 of Appendix “12.2”, have been fulfilled by the Stage ‘B’ Completion Deadline, all the Stage ‘B’ Conditions Precedent shall be treated as though wholly fulfilled, and the Parties shall perform and complete Stage ‘B’ of the Transaction on the Second Closing Date. The foregoing is without the Elbit-Koor Deed Stage ‘B’ being performed and completed at the same time and without the provisions of Clause 11.2 above and Clause 13.9 below applying and without Clauses 3 and 4 of Appendix “12.2” constituting Conditions Precedent for Stage ‘B’. The foregoing shall not preclude the performance of the Elbit-Koor Deed Stage ‘B’ pursuant to and subject to the provisions of the Elbit-Koor Deed on the Elbit-Koor Deed Second Closing Date if and when the Elbit-Koor Deed Stage ‘B’ Conditions Precedent (as defined in the Elbit-Koor Deed) are fulfilled by the deadline fixed for their performance in the Elbit-Koor Deed.~~

~~12.5~~

~~Notwithstanding as provided in Clause 12.3 above, it is agreed that if the transaction’s Stage ‘B’ Completion Deadline is fixed in accordance with the provisions of Clause 12.1.5 and insofar as Koor wishes to perform Stage ‘B’ of the Transaction despite the non-fulfillment of all the Stage ‘B’ Conditions Precedent, Koor may provide Federmann written notice (in this Deed “Koor’s Notice Pursuant to Clause 12.5”), to be received by Federmann within seven Business Days after the date on which Koor receives Federmann’s notice as provided in Clause 12.1.5 above, that it waives the fulfillment of the Stage ‘B’ Conditions Precedent. In such event and provided that all the Stage ‘B’ Conditions Precedent detailed in Appendix “12.2” of this Deed, other than the Conditions Precedent in Clauses 3 and 4 of Appendix “12.2”, have been fulfilled by the Stage ‘B’ Completion Deadline, all the Stage ‘B’ Conditions Precedent shall be deemed as wholly fulfilled and the Parties shall perform and complete Stage ‘B’ of the Transaction on the Second Closing Date. The foregoing is without the Elbit-Koor Deed Stage ‘B’ being performed~~

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~~and completed at the same time and without the provisions of Clause 11.2 above and Clause 13.9 below applying and without Clauses 3 and 4 of Appendix “12.2” constituting Conditions Precedent for Stage ‘B’. The foregoing shall not preclude the performance of the Elbit-Koor Deed Stage ‘B’ pursuant to and subject to the provisions of the Elbit-Koor Deed on the Elbit-Koor Deed Second Closing Date, if and when the Elbit-Koor Deed Stage ‘B’ Conditions Precedent (as defined in the Elbit-Koor Deed) are fulfilled by the deadline fixed for their performance in the Elbit-Koor Deed.~~

13.	The Second Closing Date

~~Subject to the fulfillment of the Stage ‘B’ Conditions Precedent by the Stage ‘B’ Completion Deadline or if they are deemed as wholly fulfilled in accordance with the provisions of Clause 12.4 above or Clause 12.5 above, as the case may be~~On the Second Closing Date, the Parties and the Company shall meet ~~on the Second Closing Date~~ at such place as determined by the Parties and the Company, and they shall perform the following interdependent acts contemporaneously:

13.1	Koor shall remit the Stage ‘B’ Consideration by bank transfer to Federmann’s Account, and confirmation from the Bank that the Stage ‘B’ Consideration has been received in Federmann’s Account shall be provided to Federmann.

13.2	Federmann shall deliver to the Company a share transfer deed pursuant to which the Stage ‘B’ Shares are being transferred from Bank Leumi Le-Israel Trust Co. Ltd. to Federmann, signed by Bank Leumi Le-Israel Trust Co. Ltd. and Federmann, and the Company shall enter Federmann in its shareholders registry as the holder of the Stage ‘B’ Shares.

13.3	Federmann shall provide Koor confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage ‘B’ Consideration in Federmann’s Account, it will discharge the Lien from the Stage ‘B’ Shares.

13.4	Federmann shall provide Koor a letter of instructions from the Bank, in the Bank’s standard terms, addressed to the Companies Registrar pursuant whereto the Bank applies to the Companies Registrar to amend the Lien to the effect that the Lien will be discharged from the Stage ‘B’ Shares.

13.5	Federmann and Koor shall deliver this Deed to the Company, and Federmann shall procure the entry of Koor in the Company’s shareholder registry as the holder of the Stage ‘B’ Shares and that Koor receives a share certificate from the Company in the Company’s standard form attesting to Koor’s ownership of the Stage ‘B’ Shares.

13.6	Federmann shall provide Koor a copy of the Company’s board of directors’ resolution that, subject to the performance of Stage ‘B’ of the Transaction, there shall be added to the Company’s board of directors and serve on it an additional director or directors another nominee or such number of other nominees who is or are nominated for office by Koor to the effect that after his or their addition to the board of directors, the number of the Company’s directors who have been nominated for office by Koor and meet the Qualification Requirements, including the director added to the Board of Directors as provided in Clause 10.6 above, shall be the greater of:

(1)	two directors; or

(2)	a number of directors equal to 20% of the number of the Company’s directors (including external directors and including the director or directors added on Koor’s nomination as aforesaid), rounded up to the nearest whole number.

Said board of directors’ resolution shall provide that Koor’s nominee or nominees as aforesaid shall be added to the Company’s board of directors on the Second Closing Date.

Federmann undertakes that there will be sufficient vacancies on the Company’s board of directors to make the addition of Koor’s nominee or nominees as aforesaid possible.

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Koor shall arrange to provide Federmann and the Company prior written notice of the name or names of its nominee or nominees as aforesaid or of another nominee or other nominees, as nominated by Koor in his or their place, and Koor (with Federmann’s assistance) shall coordinate with the Company’s corporate secretary those nominees’ compliance with the Qualification Requirements, all by no later than 14 days prior to ~~the earlier of (i) the Stage ‘B’ Completion Deadline; or (ii)~~ the Second Closing Date.

If for any reason it is not possible to appoint the nominee or nominees that Koor proposes as aforesaid as a director or directors of the Company, another nominee or nominees, meeting the Qualification Requirements, shall be appointed on Koor’s nomination in his or their place.

If and insofar as according to U.S. securities laws, including the U.S. Sarbanes-Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, including the rules of Nasdaq, it is required that a majority of the Company’s directors be Independent Directors, then there shall be appointed as additional directors of the Company, on Koor’s nomination as aforesaid, such number of nominees who fulfill the requirements for Independent Directors, equal to one half (50%) of the total number of directors who are elected to office on Koor’s nomination as provided in Clause 10.6 above and in this Clause 13.6, that number being rounded up to the nearest whole number.

13.7	Federmann shall provide Koor a written declaration duly signed by Federmann that all Federmann’s warranties and representations as provided in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Second Closing Date.

13.8	Koor shall provide Federmann a written declaration duly signed by Koor that all Koor’s warranties and representations as provided in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Second Closing Date.

~~13.9~~	~~The Elbit-Koor Deed Stage ‘B’ shall be completed, namely all the acts that are to be performed on the Elbit-Koor Deed Second Closing Date as provided in Clause 13 of the Elbit-Koor Deed shall be performed. Nevertheless, this Clause 13.9 shall not apply if Federmann provides notice as provided in Clause 12.1.3 or as provided in Clause 12.1.5 above.~~

13.~~10~~9	Each Party undertakes to perform all the acts for which it is responsible pursuant to this Clause 13.

13.~~11~~10	All the acts mentioned above in this Clause 13 shall be deemed as being performed concurrently, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all the concurrent acts have been completed and all the documents are delivered.

14.	Acts And Obligations after the Signature of this Deed

14.1	Immediately after the signature of this Deed, the Parties shall act and use their best efforts for the fulfillment of all the Conditions Precedent, including obtaining all the certificates, permits and consents necessary, as early as possible. In such connection and without derogating from the generality of the foregoing, the Parties shall apply to every competent authority and to every other entity whose approval is necessary for the performance of the transaction contemplated by this Deed, in both its stages, they shall submit all the applications and deliver all the information, data and particulars in their possession, without delay, and act to resolve or avoid a disapproval, if any, by the various government authorities in any respect relating to or arising out of this Deed.

14.2

It is hereby agreed that the provisions of this Deed are not such as to place either of the Parties under a duty to make any payment for the fulfillment of the Conditions Precedent or any of them, other than official fees and other reasonable expenses (such payment as aforesaid, excluding official fees and other reasonable expenses, is hereinafter a “Fulfillment Payment”), provided that if a Party to this Deed refuses to make a Fulfillment Payment, the other Party may make it

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for the fulfillment of all or any of the Conditions Precedent, provided that the first Party shall not be responsible to indemnify the other Party in respect of a Fulfillment Payment and the Party that makes the Fulfillment Payment shall have no demand, claim or right of recourse against the other Party with respect to the making of such payment.

14.3	Without prejudice to the provisions of Clauses 15 and 16 below, Federmann hereby undertakes that from the date of signing this Deed until the earlier of:

14.3.1	the Stage ‘A’ Completion Deadline, if the Stage ‘A’ Conditions Precedent have not been fulfilled by that time; or

~~14.3.2~~	~~the Stage ‘B’ Completion Deadline, if the Stage ‘B’ Conditions Precedent have not been fulfilled by that time; or~~

14.3.~~3~~2	the Second Closing Date;

Federmann and/or its subsidiaries and/or the controlling shareholders and/or officers of Federmann and/or companies under the control of any of them shall not enter into an extraordinary transaction with the Company in which any of them has a personal interest, other than the transactions contemplated by this Deed and the Elbit-Koor Deed.

15.	Modifications to the Consideration or the Number of Shares Being Sold

15.1	During the period from the date of signing this Deed until the earlier of: (1) the Stage ‘A’ Completion Deadline, if the Stage ‘A’ Conditions Precedent have not been fulfilled by that time; or (2) ~~the Stage ‘B’ Completion Deadline, if the Stage ‘B’ Conditions Precedent have not been fulfilled by that time; or (3)~~ the Second Closing Date; Federmann shall, insofar as it is able, oppose and vote by virtue of all the Company’s shares that it holds at that time against any resolution that concerns: (a) the making of any distribution whatsoever, whether in cash, in kind or by a distribution of bonus shares, to the Company’s shareholders, apart from the distribution of a current dividend in cash of not more than $ 0.23 per Ordinary Share in any calendar quarter; (b) an rights offering for the acquisition of any securities of the Company; (c) any modification to the Company’s incorporation documents that is such as to affect Koor’s rights pursuant to the Company’s incorporation documents in a way that is prejudicial to Koor in comparison with Federmann, all unless Koor’s consent is provided thereto by written notice to be signed by two officers of Koor without any further approval being necessary.

15.2	Insofar as during the period from the date of signing this Deed until the First Closing Date or until the Second Closing Date, as the case may be, one or more of the following events occurs, despite or in accordance with the provisions of Clause 15.1 above, the Consideration or number of the Shares Being Sold, as the case may be, shall be adjusted in accordance with the following provisions:

15.2.1	If the Company resolves to make any distribution to its shareholders, the Consideration shall be subject to the deduction of any amount (translated into Dollars at the representative exchange rate on the earlier of the date of actually making the distribution or the First Closing Date or the Second Closing Date, as the case may be) that Federmann will be entitled to receive in respect of the Shares Being Sold (gross) (namely that the record date for its distribution is prior to the First Closing Date or the Second Closing Date, as the case may be).

15.2.2

If the Company offers its Shareholders rights for the acquisition of any securities, the record date for the exercise of which is prior to the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall be adjusted for the bonus element embodied (if at all) in the rights, unless Koor instructs Federmann in writing prior to the exercise date in respect of those rights to exercise the rights and in such

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event Federmann shall exercise the rights by virtue of the Shares Being Sold which have not yet been transferred to Koor as at that time, and it shall transfer to Koor, immediately on the occurrence of the earlier of (1) the exercise date or (2) the First Closing Date, or after the Second Closing Date, as the case may be, the securities exercised as aforesaid on and against payment of the whole exercise price paid by Federmann to the Company for the exercise thereof, plus Interest from the date of Federmann’s paying the exercise price to the date of actual payment to Federmann by Koor.

15.2.3	If the Company distributes bonus shares or dividend in kind to its shareholders prior to the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall not be adjusted but the Shares Being Sold shall be subject to the addition of the bonus Shares, Free and Clear, or of assets received as dividend in kind (gross) in respect of the Shares Being Sold, Free and Clear, without Koor being required to pay additional Consideration for them.

15.2.4	If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the number of Shares Being Sold shall be adjusted pro rata to the consolidation or sub-division and the Consideration shall not be modified.

16.	Koor’s Right to Rescind the Deed

16.1	On the occurrence of one or more of the events set out in Clause 16.2 below, unless it occurs with Koor’s consent, Koor may rescind ~~this Deed or~~ any of ~~its~~ the stages of this Deed before it has been completed and performed (provided that if one of the events set out in Clause 16.2 below occurs prior to the performance of Stage ‘A’ of the Transaction, Koor may only rescind this Deed in full). Such rescission shall be effected by Koor by written notice, to be received by Federmann within 10 Business Days of the date on which Koor learns of the occurrence of one of the events set out in Clause 16.2 below. Should Koor provide such notice of the rescission of this Deed after the completion of Stage ‘A’ of the Transaction, the sale of the Stage ‘A’ Shares to Koor shall not be set aside, Koor shall not return to Federmann the Stage ‘A’ Shares and Federmann shall not refund to Koor the Stage ‘A’ Consideration. Nevertheless, all the Parties’ other obligations and rights pursuant to this Deed and the appendices hereto, except for the Shareholders Agreement, shall be void.

16.2	The events are as follows:

16.2.1	If a temporary or permanent receiver and/or temporary liquidator and/or liquidator and/or trustee is appointed for the Company and/or if a winding-up order and/or receivership order and/or suspension of proceedings order is awarded against it and/or if any of the Company’s material assets is attached, provided that such appointment, order or attachment is not set aside within 30 days.

16.2.2	If the Company enters into merger proceedings as provided in Chapter Eight of the Companies Law or compromise or arrangement proceedings in accordance with Section 350 of the Companies Law or restructuring and/or merger proceedings in accordance with Section 351 of the Companies Law.

16.3	Subject to applicable law, Federmann shall provide written notice to Koor of the occurrence of any of the events set out in Clause 16.2 above, immediately upon its publication.

16.4	The foregoing provisions of this Clause 16 shall not derogate from any other right or remedy pursuant to this Deed or by law that is available to Koor with respect to a breach of any of the provisions of this Deed (if and insofar as breached).

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17.	Confidentiality and Notices

17.1	The Parties shall use Confidential Information that comes into their possession in connection with this Deed and the Company solely for the performance of their obligations pursuant to this Deed, and they shall not disclose or transfer in any manner whatsoever Confidential Information to any third party, other than to their employees or independent advisors and except insofar as required for the fulfillment of the Conditions Precedent and insofar as possible by prior coordination with the other Party. Without derogating from the foregoing, if the transaction contemplated by this Deed is not actually implemented, each Party shall return to the other Party hereto all Confidential Information that has come into its possession in connection with this Deed, if any. This obligation is not limited in time and shall continue in force even after the term of this Deed or if this Deed is cancelled or rescinded for any reason.

17.2	If and insofar as possible and subject to applicable law and to the time periods mandated by law, the Parties shall coordinate in advance the wording of every report, communication or notice published by either of them in connection with their entering into this Deed, its performance and the fulfillment of the terms pursuant hereto.

18.	Taxes and Mandatory Payments

18.1	Unless otherwise provided in this Deed, each Party shall bear the mandatory payments and taxes that may be imposed on it by law (if and insofar as charged) in respect of the sale or acquisition of the Shares Being Sold pursuant to this Deed.

18.2	If any amount payable in accordance with the provisions of this Deed is subject to a duty to withhold taxes at source, the tax shall be duly withheld by the paying Party unless the recipient Party produces a valid tax withholding exemption certificate issued by the tax authorities.

18.3	Each Party shall bear its own expenses, including the professional fees of its legal advisers in connection with the preparation and performance of this Deed.

18.4	If any amount paid by one Party to the other in accordance with the provisions of this Deed is subject under applicable law to value added tax (VAT), the paying Party shall, at the same time and in the same manner as it pays that amount, also pay the VAT at its legal rate on and against a duly issued tax invoice.

19.	Entry into Effect

19.1	This Deed shall enter into effect upon the receipt of all the following approvals:

19.1.1	Approval from Federmann’s General Meeting and board of directors for it to enter into this Deed and the Shareholders Agreement and for performance thereof by Federmann in accordance with their terms and conditions, including ratification of the signatures of Messrs Michael Federmann and Dov Ninveh to this Deed and the Shareholders Agreement.

19.1.2	Approval by Koor’s board of directors for it to enter into this Deed and the Shareholders Agreement and for performance thereof by Koor in accordance with their terms and conditions, including ratification of the signatures of Messrs Jonathan Kolber and Danny Biran to this Deed and the Shareholders Agreement.

Provided that:

(1)	such approvals as mentioned in Clauses 19.1.1 and 19.1.2 have been obtained by no later than January 6, 2005 by 17:00 hours (in this Clause referred to as the “Effective Date”);

(2)	by the Effective Date copies of the resolutions of Federmann’s General Meeting and board of directors, as mentioned in Clause 19.1.1 above, have been received at Koor’s

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offices jointly with written confirmation from Federmann’s attorneys that the said resolutions were duly adopted and Messrs Michael Federmann and Dov Ninveh were together empowered to sign, on behalf of Federmann, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance, and also the Shareholders Agreement, and to obligate it thereunder; and written confirmation from the attorneys of Heris Aktiengesellschaft that the competent organs of Heris Aktiengesellschaft have approved its entering into the Shareholders Agreement and Mr. Michael Federmann has been empowered to sign, on behalf of Heris Aktiengesellschaft, the Shareholders Agreement and obligate it by virtue thereof;

(3)	by the Effective Date a copy of the resolution of Koor’s board of directors, as mentioned in Clause 19.1.2 above, has been received at Federmann’s offices, together with written confirmation from Koor’s legal counsel that the resolution was duly adopted and Messrs Jonathan Kolber and Danny Biran were together empowered to sign, on Koor’s behalf, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance and also the Shareholders Agreement and to obligate it thereunder; and

(4)	all the approvals, as mentioned in Clause 19.1 of the Koor-Elbit Deed, have been obtained by the Effective Date.

19.2	Should all the approvals as mentioned in Clauses 19.1.1 and 19.1.2 not have been obtained by the Effective Date, and without derogating from the provisions of Clause 20.3 below, this Deed shall automatically expire and be null and void, without either of the Parties having any complaint, claim or demand against the other.

19.3	This Deed shall become effective, if and insofar as it becomes effective, at such time as mentioned in Clause 19.1 above. Nevertheless:

~~19.3.1~~	the performance and completion of Stage ‘A’ of the Transaction are conditional upon the fulfillment of all the Stage ‘A’ Conditions Precedent by the Stage ‘A’ Completion Deadline and, except for the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither Party shall be liable to do any act for the performance and completion of Stage ‘A’ of the Transaction before the fulfillment of all the Stage ‘A’ Conditions Precedent; and

19.~~3.2~~4	~~the performance and completion of Stage ‘B’ of the Transaction are conditional upon the fulfillment of all the Stage ‘B’ Conditions Precedent by the Stage ‘B’ Completion Deadline and, except for the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither Party shall be liable to do any act for the performance and completion of Stage ‘B’ of the Transaction before the fulfillment of all the Stage ‘B’ Conditions Precedent~~The performance and completion of Stage ‘B’ of the Transaction is not conditioned upon any condition precedent.

20.	Miscellaneous

20.1	This Deed shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all respects relating to this Deed shall be vested only in the courts of the District Court in the City of Tel Aviv-Jaffa, and no other court shall have jurisdiction thereover.

20.2	Any modification, addendum or addition, waiver, extension, concession or failure to exercise a right pursuant to this Deed shall only be effective if done in an express document signed by all the Parties hereto and shall only apply to the case specified in such document and shall not derogate from other rights of any Party pursuant to this Deed.

20.3	The Parties hereto may extend or reduce any time specified in this Deed and waive the performance of any of the provisions of this Deed, either once or several times, by written notice signed by two officers of each of Federmann and Koor, without any further authority being necessary.

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20.4	This Deed fully contains, embodies, merges, expresses and exhausts all the understandings of the Parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees or agreements, whether written or oral, undertakings or representations concerning the subject matter of this Deed provided or made by the Parties prior to entering into this Deed, orally or in writing, that are not specifically expressed herein, shall not be deemed to augment the rights and obligations prescribed in this Deed or to derogate from or modify them, and the Parties shall not be bound by them, insofar as existed, as from the date of this Deed. Without derogating from the generality of the foregoing, the documents exchanged between the Parties prior to the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Deed. For the avoidance of doubt, the terms of the Elbit-Koor Deed shall not be applied in the interpretation hereof.

20.5	No conduct by either of the Parties shall be construed as a waiver of any of its rights pursuant hereto or by law or as its waiver of or acquiescence to any breach or non-performance of a condition of the Deed by the other Party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

20.6	Unless otherwise expressly provided in this Deed, the Parties hereto may not assign or transfer their rights or obligations pursuant to this Deed to any third party or perform this Deed through any third party, unless the other Party’s prior written consent has been obtained, and nothing in this Deed shall be deemed to vest any right in anyone who is not a Party hereto.

20.7	Should either of the Parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Deed or by law in a particular case or series of cases, such shall not be deemed a waiver of said right or of any other rights.

20.8	Subject to the provisions of Clause 14.2 above in connection with the Conditions Precedent, the Parties shall cooperate between them in the implementation of the provisions of this Deed and they shall assist each other insofar as reasonable and necessary and in such connection they shall sign every reasonable document, application and approval necessary for such purpose.

20.9	Notices pursuant to this Deed shall be provided in writing to the Parties’ addresses as set out in the preamble hereto or to such other addresses of which the Parties may provide notice in accordance with the provisions of this Clause. Any notice sent by one Party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted, and notice delivered in person by 17:00 hours on any Business Day shall be treated as received immediately on delivery, or if delivered after 17:00 hours on any Business Day, it shall be treated as received on the first Business Day after its delivery.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT

(signed)	(signed)
KOOR INDUSTRIES LTD.	FEDERMANN ENTERPRISES LTD.

By:	Jonathan Kolber	By:	Michael Federmann
	Danny Biran		Dov Ninveh

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Appendix 9.2

The Conditions Precedent for the Performance of Stage ‘A’ of the Transaction

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage ‘A’ of the Transaction contemplated by the Deed of which this Appendix is an integral part (“this Deed”) -

1.	Obtaining the [Israel] Commissioner of Restrictive Trade Practices’ approval of the Parties’ contracting pursuant to this Deed and the performance of Stage ‘A’ of the Transaction, provided that the Commissioner's disapproval of Stage ‘B’ of the Transaction is not received.

2.	Obtaining all the consents and approvals necessary and the fulfillment of all the Conditions Precedent for the Elbit-Koor Deed Stage ‘A’ to become effective, as provided in the Elbit-Koor Deed.

3.	Obtaining the [Israel] Ministry of Defense’s approval of the Parties’ contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage ‘B’ of the Transaction, all insofar as necessary.

4.	Obtaining the [Israel] Chief Scientist’s approval of the Parties’ contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage ‘B’ of the Transaction, all insofar as necessary.

5.	Obtaining the [Israel] Investment Center’s approval of the Parties’ contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage ‘B’ of the Transaction, all insofar as necessary.

6.	Obtaining approval from banks, all insofar as necessary.

In this Appendix 9.2, “approval” means—including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit, as existing at the time of signing this Deed or as may arise in the future in accordance with resolutions that have been adopted by Elbit prior to signing this Deed, or the way in which Elbit conducts its business.

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~~Appendix 12.2~~

~~Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage ‘B’ of the Transaction contemplated by the Deed of which this Appendix is an integral part (“this Deed”) -~~

~~1.~~	~~Insofar as necessary, obtaining the [Israel] Commissioner of Restrictive Trade Practices’ approval of the Parties’ contracting pursuant to this Deed and the performance of Stage ‘B’ of the Transaction contemplated by this Deed, insofar as such approval is not provided in Stage ‘A’ of the Transaction.~~

~~2.~~	~~The completion of Stage ‘A’ of the Transaction contemplated by this Deed.~~

~~3.~~	~~The completion of the Elisra Transaction.~~

~~4.~~	~~Obtaining all the consents and approvals necessary and the fulfillment of all the Koor-Elbit Deed Stage ‘B’ Conditions Precedent, as provided in the Koor-Elbit Deed, except for completion of the Elisra Transaction.~~

~~In this Appendix 12.2, “approval” means – including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit, as existing at the time of signing this Deed or as may arise in the future in accordance with resolutions that have been adopted by Elbit prior to signing this Deed, or the way in which Elbit conducts its business.~~

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ANNEX D-2

TRANSLATION OF THE AMENDED KOOR—FEL

SHAREHOLDERS AGREEMENT

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[TRANSLATED FROM THE HEBREW ORIGINAL]

[Marked to show changes from 27 December 2004 original]

Appendix 10.7

SHAREHOLDERS AGREEMENT

Made in Tel Aviv this 27th day of December 2004

as amended on 6 July 2005

BETWEEN

Koor Industries Ltd.

whose address for the purpose of this Agreement is

14 Hamalacha Street, Afek Industrial Park, Rosh Ha’ayin 48091

(“Koor”)

of the one part

AND

1.	Federmann Enterprises Ltd.
(“Federmann Enterprises”)

2.	Heris Aktiengesellschaft

(“Heris”)

whose address solely for the purpose of this Agreement is

99 Hayarkon Street, Tel Aviv

(Federmann Enterprises and Heris are hereinafter

jointly and severally referred to as “Federmann”)

of the other part

(hereinafter the “Parties”)

WHEREAS

on the date of signing this Agreement Federmann is the holder of 19,915,448 Ordinary Shares of 1 NIS par value each of Elbit Systems Ltd., a public company whose Shares are traded on the Tel- Aviv Stock Exchange and on Nasdaq in the United States (hereinafter the “Company”), of which Federmann Enterprises is owner of 16,078,990 Ordinary Shares of 1 NIS par value each of the Company and Heris is the owner of 3,836,458 Ordinary Shares of 1 NIS par value each of the Company (those specific Shares and bonus Shares that are in future issued in respect of them, if at all, excluding the Koor Shares, as defined below, are hereinafter the “Federmann Shares”);

AND WHEREAS

in accordance with a -Share Transfer Deed between Federmann Enterprises and Koor, together with the appendices thereto, including its amendments, of which this Agreement constitutes Appendix 10.7 (herein the “Deed of Sale”), Federmann Enterprises and Koor have agreed upon the sale of ~~4,000~~3,160,000 (~~four~~ three million one hundred and sixty thousand) Ordinary Shares of 1 NIS par value each of the Company from Federmann Enterprises to Koor, subject to various conditions precedent and in two stages, in the first stage 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares of 1 NIS par value each of the Company being sold to Koor, and in the second stage an additional

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1,~~840~~000,000 (one million ~~eight hundred and forty thousand~~) Ordinary Shares of the Company being sold to Koor, all subject to and in accordance with the provisions of the Deed of Sale (the specific Shares that are to be transferred to Koor from Federmann Enterprises pursuant to the Deed of Sale and bonus Shares issued in respect of them, if at all, are herein referred to as the “Koor Shares”);

AND WHEREAS	the Parties wish to set forth their relationship with respect to their holdings of the Company’s Shares.

NOW THEREFORE THE PARTIES HEREBY WARRANT, PROVIDE AND AGREE BETWEEN THEM AS FOLLOWS:

1.	Preamble and Interpretation

1.1	The preamble and appendices hereto constitute an integral part hereof and are as binding as the other terms hereof.

1.2	The Clause headings herein are solely for the sake of convenience and are not to be applied in the interpretation hereof.

2.	Definitions

In this Agreement the following terms shall have the meanings ascribed to them, unless expressly stated otherwise:

2.1	“Heris” means Heris Aktiengesellschaft (Company No. 56-002196-6);

2.2	“Independent Director” means a director who meets all the independence criteria in accordance with the Foreign Law;

2.3	“Stock Exchange” means the Tel- Aviv Stock Exchange Ltd. or the Nasdaq National Market or any other stock exchange on which the Company’s Shares are listed for trade;

2.4	“External Director” means as defined in the Companies Law;

2.5	“Foreign Law” means the law applicable in the United States regarding securities, including the provisions of the Sarbanes Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, and including the rules of the Nasdaq National Market;

2.6	“Agreement” means this Agreement together with the appendices hereto, including its amendments;

2.7	“Company” means Elbit Systems Ltd. (Public Company No. 520043027);

2.8	“First Minimum Quantity” means 3,050,000 (three million fifty thousand) Ordinary Shares, together with all bonus Shares that are issued in respect of them, if any, and together with all the Shares that are issued to Koor by virtue of rights that are vested in Koor solely in respect of the Koor Shares in the context of a rights offering of the Company to its shareholders, if any, all from the time of signing this Agreement;

2.9	“Second Minimum Quantity” means 2,050,000 (two million fifty thousand) Ordinary Shares, together with all bonus Shares that are issued in respect of them, if any, and together with all the Shares that are issued to Koor by virtue of rights that are vested in Koor solely in respect of the Koor Shares in the context of a rights offering of the Company to its shareholders, if any, all from the time of signing this Agreement;

2.10	“Transfer” means a sale, gift, realization of a lien (but not the creation of a lien), loan and any other transfer whatsoever of a Share and/or any right vested in the Share’s owner and/or holder, whether or not for consideration and whether voluntary or involuntary;

2.11	“Companies Law” means the [Israeli] Companies Law, 5759-1999;

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2.12	“First Minimum Percentage” means 6.45% of the Company’s issued share capital at the time of computation;

2.13	“Second Minimum Percentage” means 4.32% of the Company’s issued share capital at the time of computation;

2.14	“Business Day” means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a Business Day;

2.15	“Koor” means Koor Industries Ltd. (Public Company No. 520014143);

2.16	“First Closing Date” means as defined in the Deed of Sale;

2.17	“Second Closing Date” means as defined in the Deed of Sale;

2.18	“Stock Exchange Sale” means a sale in the context of trading on the Stock Exchange or a sale in a transaction outside the Stock Exchange by means of a distributor to buyers whose identity is unknown to the seller or a sale to trust funds in Israel or abroad or to provident funds or to provident fund management companies;

2.19	“Koor Shares” means as stated in the preamble hereto;

2.20	“Federmann Shares” means as stated in the preamble hereto;

2.21	“Ordinary Shares”, “Shares” or the “Company’s Shares” means Ordinary Shares of 1 NIS par value each in the Company;

2.22	“Federmann Enterprises” means Federmann Enterprises Ltd. (Private Company No. 512278391);

2.23	“Officer” means as defined in the Companies Law;

2.24	“Free and Clear” means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any further or other third party right whatsoever, other than restrictions in respect of the Transfer and/or negotiability of Shares that are imposed pursuant to the Foreign Law (Shares which are not registered under U.S. securities laws);

2.25	“Federmann” means as stated in the preamble hereto;

2.26	“Acquisition” means acquisition, purchase, receipt of a gift and any receipt of a Transfer, in any way whatsoever, of a Share and/or right vested in the owner and/or holder of the Share, whether or not for consideration;

2.27	“Deed of Sale” means as stated in the preamble hereto;

2.28	“Direct Control” means Control deriving from holding Shares alone and not together with others;

2.29	“Control” means as the term is defined in the [Israel] Securities Law, 5728-1968;

2.30	“Qualification Conditions” means all the requirements in accordance with applicable law and pursuant to the Company’s documents of incorporation for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service, but excluding the conditions for an Independent Director.

3.	The Parties’ Warranties

3.1	Federmann hereby warrants that Federmann Enterprises is a limited company, duly registered in Israel and that Heris is a foreign company, duly registered in Liechtenstein.

3.2	Koor hereby warrants that it is a limited company, duly registered in Israel.

3.3	Each of the Parties warrants that it is empowered to enter into this Agreement and perform all its obligations pursuant hereto and that its signatories hereto are duly empowered to obligate it.

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3.4	Each of the Parties hereto warrants and undertakes that there is no legal impediment and/or no impediment pursuant to its incorporation documents and/or applicable law and/or any order or direction of a court and/or any contract, understanding or agreement to which it is a party, to its entering into this Agreement and performing all its obligations pursuant hereto.

3.5	Except as set out in this Agreement, each of the Parties hereby warrants that it is in possession of all the approvals and consents necessary for the purpose of signing and performing this Agreement.

3.6	Each of the Parties further warrants that it is not a party to any agreement, arrangement or obligation that is contrary to and/or impairs its ability to perform all its obligations pursuant hereto.

4.	Voting Agreement—Board of Directors

4.1	From the Second Closing Date until such time as Koor’s holdings of the Koor Shares fall below the First Minimum Percentage or until such time as Koor’s holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, Federmann shall vote by virtue of all its holdings in the Company’s Shares in favor of the election to the Company’s Board of Directors of such number of candidates as are nominated to office by Koor, which is the greater of:

(1)	two directors; or

(2)	a number of directors equal to 20% of the number of the Company’s directors, including External Directors and including the directors who are elected as aforesaid in accordance with Koor’s nomination, rounded up to the nearest whole number.

It is hereby agreed that if it is required in accordance with the Foreign Law that a majority of the Company’s directors are Independent Directors, Koor undertakes that at least one half of the directors who are elected to office in accordance with its nomination as aforesaid, that number being rounded up to the nearest whole number, will fulfil the conditions required in respect of Independent Directors.

4.2	After the Second Closing Date, from such time as Koor’s holdings of the Koor Shares fall below the First Minimum Percentage or from such time as Koor’s holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, until such time as Koor’s holdings of the Koor Shares fall below the Second Minimum Percentage or until such time as Koor’s holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier, Federmann shall vote by virtue of all its holdings in the Company’s Shares in favor of the election of one director who has been nominated by Koor, provided that the candidate fulfils all the Qualification Conditions.

4.3	From the First Closing Date until:

(i)	the Second Closing Date; or

(ii)	to the extent that the Second Closing Date does not occur, until such time as Koor’s holdings of the Koor Shares fall below the Second Minimum Percentage or until such time as Koor’s holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier;

Federmann shall vote by virtue of all its holdings in the Company’s Shares in favor of the election of one director who has been nominated by Koor, provided that the candidate fulfils all the Qualification Conditions.

4.4	From the First Closing Date, so long as Federmann holds 20% or more of the Company’s issued share capital and so long as Koor holds the Company’s Shares, Koor shall vote by virtue of all its holdings in the Company’s Shares:

4.4.1	In favor of the election of all the directors of the Company whose candidacy for office has been nominated by Federmann, except for the directors for whose election Federmann has undertaken to vote as provided in Clauses 4.1 or 4.2 or 4.3, as the case may be, except for a candidate who does not fulfil the Qualification Conditions.

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4.4.2	Without derogating from the generality of Clause 4.4.1 above, in favor of the appointment of all the external directors whose candidacy is nominated by Federmann.

4.4.3	In favor of the appointment of the chairperson of the board of directors who has been nominated for office by Federmann, provided that if at the time of the General Meeting at which the appointment of the chairperson of the Company’s board of directors is raised for discussion and vote, Koor is entitled to the restricted right described in Clause 6.3 below, then at the time of the General Meeting there shall serve one of the directors who has been elected to office in accordance with Koor’s nomination as provided in Clause 4.1 above, who is nominated by Koor as Vice chairperson of the Company’s board of directors.

4.5	In Clauses 4.6 to 4.8 below, “Proposing Party” means the Party on whose nomination, as provided in Clauses 4.1 or 4.2 or 4.3 or 4.4 above, a particular candidate has been appointed as a director of the Company.

4.6	If a Proposing Party wishes to replace or terminate the office of a director elected in accordance with its nomination, the Parties shall act, to the extent necessary, to hold a General Meeting of the Company and vote in favor of a proposal to remove said director from office and in favor of the appointment of another director in his place whose candidacy is nominated by the Proposing Party and who fulfils all the Qualification Conditions.

4.7	The Parties shall vote against a proposal to remove from office a director whose candidacy was nominated by Koor or Federmann, unless the Proposing Party otherwise instructs in writing and in advance.

4.8	If the post of a director is vacated for any reason, the Parties shall act, to the extent necessary, to hold a General Meeting of the Company and vote for the appointment as a director of such candidate as nominated by the Proposing Party in place of the director whose post has become vacant, provided that such candidate meets all the Qualification Conditions.

4.9	Before holding any General Meeting of the Company, on the agenda of which is the appointment of directors, notice shall be given by the Company or by Federmann to Koor in connection with holding the General Meeting and, in accordance with applicable law and the Company’s incorporation documents, each Party shall give the Company three Business Days’ prior written notice, with a copy to the other, of the candidates nominated by it for the office of a director in the Company, as provided in this Clause 4 above.

4.10	Should Koor’s holdings of the Koor Shares fall below the First Minimum Percentage or should Koor’s holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, Koor shall use its best efforts, subject to applicable law, in order to procure that all the directors who have been appointed to office on Koor’s nomination as provided in Clause 4.1 above, other than one director, will immediately resign from their office as directors of the Company.

4.11	Should Koor’s holdings of the Koor Shares fall below the Second Minimum Percentage or should Koor’s holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier, Koor shall use its best efforts, subject to applicable law, to procure that the director appointed to office on its nomination, as provided in Clauses 4.2 and/or 4.3 above, shall immediately resign from his office as a director.

5.	General Voting Agreement

5.1	From the First Closing Date and subject to the provisions of Clause 4 above, Koor undertakes to vote by virtue of all its holdings in the Company’s Shares, on every matter and proposed resolution that is put to the Company’s General Meeting for decision and/or for a resolution of the Company’s shareholders in any manner whatsoever, in accordance with written instructions that are given to it by Federmann at least seven Business Days in advance before the time of the relevant General Meeting or the time of passing the relevant resolution, as the case may be.

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Solely for the purpose of this Clause 5.1, Koor shall not be deemed holder of the Company’s Shares that are exclusively owned by related private companies that are not companies under Koor’s Control and by related public companies of Koor. At Federmann’s request and subject to applicable law, Koor shall make a recommendation to those companies to vote in accordance with such instructions as have been given to Koor by Federmann as aforesaid.

5.2	The provisions of Clause 5.1 above shall not apply:

(i)	as regards approval by the Company’s General Meeting of transactions that are to be approved by reason of the fact that Federmann, Federmann’s controlling shareholders or the officers of any of them have a personal interest in them; and

(ii)	in connection with a proposal to alter the Company’s Articles of Association that is such as to affect Koor’s rights in accordance with the Company’s Articles of Association in a manner that is prejudicial to Koor in comparison with Federmann.

5.3	For the performance of the provisions of Clauses 4 and 5 above, the Parties undertake to attend every General Meeting of the Company and do all acts necessary, at the times prescribed therefor, so that their voting in the General Meeting by virtue of all their holdings in the Company will be valid and effective in accordance with applicable law and pursuant to the Company’s incorporation documents.

6.	Other Non-Transferable Rights

6.1	Koor undertakes to give Federmann written notice immediately after it learns that members of Charles Bronfman’s family and/or trusts for the benefit of Charles Bronfman’s family have ceased being Koor’s controlling shareholders.

Federmann may, in its discretion, give written notice to Koor within 90 days of the date on which it receives Koor’s written notice as aforesaid that it has decided to bring to an end the additional non-transferable rights set out in Clause 6.3 below (the date on which Federmann’s written notice is received by Koor being referred to below in this Clause as the “Termination Date”).

6.2	The provisions of Clauses 6.3 to 6.8 below shall only apply in the period between the Second Closing Date and the earlier of the following two dates:

6.2.1	such time as the number of the Koor Shares that are exclusively owned by Koor falls below the First Minimum Percentage or such time as the number of the Koor Shares that are exclusively owned by Koor falls below the First Minimum Quantity, whichever is earlier. For the avoidance of doubt, Shares owned by a person or entity that is not Koor shall not be deemed as Shares that are exclusively owned by Koor, even if Koor is deemed to hold them by virtue of Clause 17.6 below; or

6.2.2	the Termination Date, as defined in Clause 6.1 above.

6.3	The Parties shall act, subject to applicable law, for the appointment of one of the directors who have been elected to office on the nomination of Koor as provided in Clause 4.1 above, who shall be nominated by Koor, as Vice Chairperson of the Company’s Board of Directors.

6.4	The Parties shall act, subject to applicable law, so that on every one of the Company’s Board of Directors’ committees there shall be a member one of the directors elected for office on Koor’s nomination as provided in Clause 4.1 above, who shall be nominated by Koor.

6.5

The Parties shall act, subject to applicable law, so that there shall be established in the Company a board of directors’ committee for strategic planning, its members being: one of the directors elected for office on Koor’s nomination as provided in Clause 4.1 above, who shall be nominated by Koor, at least one of the external directors and such other directors as determined by the Company’s board

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of directors (hereinafter the “Strategic Planning Committee”). The function of the Strategic Planning Committee shall be to assist and make recommendations to the Company’s board of directors on the strategic planning of the Company’s business activity.

6.6	When the tenure of Mr Joseph Ackerman (hereinafter “Mr. Ackerman”) as President and CEO of the Company comes to an end, the Parties shall act, subject to the provisions of applicable law, so that the Company’s board of directors establishes a special search committee, the composition of which shall include the Chairperson of the board of directors, the Vice Chairperson of the board of directors, a director elected to office on the nomination of Federmann as provided in Clause 4.4.1 above and a director elected to office on the nomination of Koor, as provided in Clause 4.1 above (hereinafter the “Search Committee”). The Search Committee shall act for 30 days in an attempt to identify a candidate for the post of the Company’s CEO, who is agreed by all the members of the Committee and it shall make a recommendation to the Company’s board of directors to elect that candidate to the post of the Company’s CEO. In any event, even if the Search Committee has been unable to locate a candidate agreed by all the members of the Search Committee within 30 days as aforesaid, the Company’s CEO shall be elected by the Company’s board of directors.

For the avoidance of doubt, it is clarified that the Company’s President and CEO is currently Mr Ackerman, and that the Company’s board of directors may extend Mr Ackerman’s tenure as it deems fit, and that the Search Committee mentioned above shall not be established for that purpose.

6.7	To the extent requested to do so by Koor, Federmann shall vote in the Company’s General Meeting by virtue of all its holdings in the Company in order to pass a resolution of the Company approving the Company’s entering into a Registration Rights Agreement with Koor, which will vest Koor, so long as it holds 5% or more of the Company’s issued share capital, with one demand right on the same conditions, mutatis mutandis, (“Registration Right”) as those detailed in the Registration Rights Agreement dated 5 July 2000 among the Company, Elron Electronic Industries Ltd. and Federmann (the “Registration Rights Agreement”). Federmann hereby undertakes that to the extent that pursuant to the Registration Rights Agreement it is vested with more than one demand right and to the extent that the Company so requires for the purpose of granting the Registration Right to Koor, Federmann shall, without any consideration or compensation, relinquish one demand right that is vested in it pursuant to the Registration Rights Agreement.

6.8	Should officers or controlling shareholders of Federmann serve as directors of any subsidiary of the Company, the Parties shall act, subject to applicable law, so that the Company also appoints as a director of that subsidiary one of the directors of the Company who has been appointed to office on Koor’s nomination as provided in Clause 4 above. The foregoing shall not apply if there is any legal restriction to the appointment of more than one director, who is a director of the Company, to the subsidiary’s board of directors as aforesaid.

7.	For the avoidance of doubt, it is clarified that the rights granted to Koor pursuant to Clause 6 above, in all its sub-clauses, are personal (non-transferable) rights that are not attached to the Koor Shares that are held by Koor. Said rights are not assignable and/or transferable to any third party, either together with a Transfer of all or any of the Koor Shares in the Company or otherwise.

8.	Restrictions on Transfer of Shares

8.1	From the First Closing Date, Koor shall not Transfer all or any of the Koor Shares, including in the event of a forced sale due to receivership, execution proceedings or winding-up proceedings, except subject to and in accordance with the provisions of Clauses 10, 11 and 12 below.

8.2	From the First Closing Date, Federmann shall not Transfer all or any of the Federmann Shares, including in the event of a forced sale due to receivership, execution proceedings or winding-up proceedings, except subject to and in accordance with the provisions of Clauses 9 and 12 below.

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9.	Koor’s Tag-Along Right on a Sale of the Federmann Shares

9.1	Should Federmann wish to Transfer any of the Federmann Shares that constitute more than half the Federmann Shares that are held by Federmann for the time being to a third party (in this Clause 9 the “Third Party”), Federmann shall provide Koor written notice detailing the number of Shares that it intends to Transfer to the Third Party (in this Clause “the Offered Shares”), the identity of the Third Party, the identity of all the Third Party’s ultimate interested parties or, to the extent that the Third Party wishes to receive a Transfer of the Offered Shares indirectly through a trustee and/or another person and/or another entity in any manner whatsoever, the identity of every such trustee and other person and entity as aforesaid and the identity of the third party beneficiary and all its ultimate interested parties, the number of Shares that are held by Federmann at the time of giving the notice, all to the level of detail for which the Company and/or the Third Party would be obligated, in accordance with Israeli securities laws, for reporting the identity of the said entities and persons, were the Third Party an interested party in the Company, and the consideration that the Third Party has undertaken to pay Federmann for the Offered Shares, the payment terms and all the other material conditions of the transaction, including the transaction’s conditions precedent (hereinafter in this Clause the “Sale Notice”).

9.2	By the end of a period of 7 Business Days starting on the date of Koor’s receipt of the Sale Notice (hereinafter the “Tag-Along Notice Period”), Koor may provide Federmann written notice that it wishes to sell to the Third Party the Koor Shares that it holds at that time or a portion thereof together with the Offered Shares and at the price and on the payment terms and other conditions specified in the Sale Notice (in this Clause 9 the “Tag-Along Notice”). In the Tag-Along Notice, which will be provided during the Tag-Along Notice Period, Koor shall specify the quantity of Shares, solely out of the Koor Shares, that Koor wishes to sell the Third Party as aforesaid.

9.3	Should Koor provide a Tag-Along Notice during the Tag-Along Notice Period, Federmann shall be entitled to Transfer its Shares to the Third Party, provided that the Third Party also purchases from Koor, at the price and on the payment terms and other conditions specified in the Sale Notice, and at the same time, the Koor Shares specified by Koor in the Tag-Along Notice. If the number of Offered Shares, together with the number of the Koor Shares specified in the Tag-Along Notice, exceeds the quantity of Shares that the Third Party is willing to purchase, the quantity of Shares that is purchased by the Third Party shall be apportioned pro rata between Federmann and Koor in the ratio between the number of the Federmann Shares that are held by Federmann prior to completing the Share Transfer to the Third Party and the number of the Koor Shares that are held by Koor prior to completing the Share Transfer to the Third Party.

9.4	Should Koor not provide a Tag-Along Notice during the Tag-Along Notice Period, Federmann may Transfer the Offered Shares to the Third Party for consideration and on payment terms and other conditions no better to Federmann than those detailed in the Sale Notice, provided that an Agreement for the Transfer of the Offered Shares is signed by Federmann and the Third Party within 30 Business Days of the end of the Tag-Along Notice Period and the Transfer of the Offered Shares pursuant thereto is completed within 180 days of the end of the Tag-Along Notice Period, all subject to the provisions of Clauses 12.1 to 12.3 below.

9.5	For the avoidance of doubt, to the extent that a transaction for the Transfer to the Third Party of the Offered Shares is not signed by the expiration of 30 Business Days from the end of the Tag-Along Notice Period or the transaction for the Transfer of the Offered Shares is not completed within 180 days of the end of the Tag-Along Notice Period, Federmann may only Transfer the Offered Shares after again providing a Tag-Along Notice to Koor as provided above in this Clause 9.

9.6

For the purpose of the foregoing provisions of Clause 9, there shall be deemed as a single Transfer (1) a number of transactions for the Transfer of Shares that are effected with a single Third Party during a six-month period and for such purpose a “Transaction for the Transfer of Shares” includes the grant, Transfer or sale of any option or right to acquire or receive Shares; and the “Single Third Party” includes any related company (as defined in the Securities Law, 5728-1968) of the Third

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Party and any interested party (as defined in the Securities Law, 5728-1968) in any of them and includes anyone acting with the Third Party, in cooperation under an agreement, whether written or oral, and also (2) a transaction for the Transfer of Shares (as defined above) in the scope of which there are Transferred in any manner whatsoever—including as a result of a Transfer of Control in Heris from Federmann Enterprises to a Third Party or Third Parties and/or in other subsidiaries of Federmann from Federmann to any Third Party or Third Parties and/or a Transfer of actual economic control of the Federmann Shares that are owned by Heris and/or other subsidiaries of Federmann from Federmann to any Third Party or Third Parties—Shares of Federmann, from Federmann to any Third Party or Third Parties, in a percentage of more than 50% of the Federmann Shares that are then held by Federmann.

9.7	For the avoidance of doubt, the foregoing shall not preclude Federmann from entering into an agreement to Transfer the Offered Shares to the Third Party before giving the Sale Notice, provided that such does not preclude Koor from tagging along in the sale of the Offered Shares to the Third Party in accordance with the provisions of this Clause 9.

9.8	Without derogating from and in addition to the provisions of Clause 9.6, the provisions of Clauses 9.1 to 9.7 above shall not apply, and Koor shall not have a Tag-Along Right, in respect of a Transfer of any of the Federmann Shares from Federmann Enterprises to Heris and vice versa. Nevertheless, if Federmann Enterprises sells Control of Heris and at the time of the sale Heris holds more than 50% of the Federmann Shares, Federmann shall grant Koor the Tag-Along Right as provided in Clauses 9.1 to 9.7 above, mutatis mutandis. To the extent that at the time of the Transfer of Control of Heris, Heris holds other assets, in addition to the Federmann Shares, the value of the Federmann Shares that are held by Heris at that time shall be determined by an appraiser agreed between the Parties, and in the absence of such agreement, then by the chairperson of the accounting firm of Somekh Chaikin (KPMG), who may also appoint himself.

9.9	It is agreed that the foregoing provisions of Clauses 9.1 to 9.8 shall not apply and Koor’s Tag-Along Right shall expire from such time as Koor’s holdings of the Koor Shares fall below the Second Minimum Percentage or from such time as Koor’s holdings fall below the Second Minimum Quantity, whichever is earlier.

10.	Non-Transfer of Shares by Koor

Koor shall not Transfer the Koor Shares or any of them during the period commencing on the date of signing this Agreement and ending at the later of the following two dates:

10.1	on the expiration of 12 months after the First Closing Date; or

10.2	if the performance of Stage ‘B’ of the Transaction pursuant to the Deed of Sale is completed—the expiration of nine months after the Second Closing Date;

(hereinafter the “Prohibited Sales Period”).

11.	Federmann’s Right of First Refusal

11.1	Subject to the provisions of Clause 10 above and Clause 12 below, if Koor wishes to Transfer any of the Koor Shares to a Third Party, it may only do so if it first enters into an agreement with a specific Third Party for the Transfer of those Shares, the agreement being subject to the Right of First Refusal vested in Federmann pursuant to this Agreement, and subject to the following provisions.

Koor shall provide Federmann written notice within 2 Business Days of entering the agreement with the Third Party, in which it shall notify Federmann that it has entered into a binding agreement for the Transfer of Shares from the Koor Shares to a Third Party (in this Clause 11 the “Third Party”), subject to the Right of First Refusal vested in Federmann pursuant to this Clause 11, and in the notice it shall detail the number of Shares that it has undertaken to Transfer to the Third Party (in this Clause the “Offered Shares”), the identify of the Third Party and the identity of all the Third

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Party’s ultimate interested parties or to the extent that the Third Party wishes to receive a Transfer of the Offered Shares indirectly through a trustee and/or other person and/or entity in any manner, then the identity of every such trustee and other person and entity as aforesaid, the identity of the Third Party beneficiary and of all its ultimate interested parties, the number of the Shares held by the Third Party on the date of providing the notice, all to the same level of detail for which the Company and/or the Third Party would be obligated, in accordance with Israeli securities laws, for reporting the identity of the said entities and persons, were the Third Party an interested party in the Company, and the consideration that the Third Party has undertaken to pay to Koor for the Offered Shares (which shall only be cash consideration), the payment terms and all the other material conditions of the transaction, including all the conditions precedent of the transaction (hereinafter in this Clause the “Sales Notice”).

11.2	Until the end of a period of 21 Business Days commencing on the date of Federmann’s receipt of the Sales Notice (hereinafter in this Clause 11 the “Acceptance Notice Period”), Federmann may give Koor written notice that it has decided to purchase the Offered Shares for the consideration and on the payment terms and other conditions detailed in the Sales Notice (hereinafter the “Acceptance Notice”).

11.3	In the event of Acceptance Notice being provided, Koor shall Transfer to Federmann and Federmann shall take a Transfer from Koor of all the Offered Shares, Free and Clear, for the consideration and on the terms and conditions detailed in the Sale Notice, within 7 Business Days of the date on which all the approvals and permits necessary for such transaction as aforesaid in accordance with applicable law are obtained and in any event not later than the expiration of 60 days from the date the Acceptance Notice is provided (hereinafter the “Completion Period”). The Parties shall cooperate in order to obtain all the approvals and permits necessary for the transaction as aforesaid as soon as possible.

11.4	Should Federmann not provide Koor an Acceptance Notice in writing by the end of the Acceptance Notice Period or should Federmann provide an Acceptance Notice but the transaction mentioned in Clause 11.3 above not be completed by the end of the Completion Period other than due to a breach of this Agreement by Koor, Koor may Transfer the Offered Shares to the Third Party for the consideration and on the payment terms and other conditions detailed in the Sales Notice, provided that the transaction for the sale to the Third Party of the Offered Shares is completed by the expiration of 120 days from the end of the Acceptance Notice Period or from the end of the Completion Period, as the case may be (hereinafter the “Maximum Sales Period”), all subject to the provisions of Clauses 12.1 to 12.3 below.

11.5	For the avoidance of doubt, should the transaction for the sale of the Offered Shares to the Third Party not be completed by the end of the Maximum Sales Period, Koor may only Transfer the Offered Shares after again providing a Right of First Refusal to Federmann as provided above in this Clause 11.

11.6	From the end of the Prohibited Sales Period, the provisions of Clauses 11.1 to 11.5 above shall not apply with respect to a Stock Exchange sale of the Koor Shares by Koor in aggregate quantities not exceeding in any 12-month period 2% of the Company’s issued share capital.

11.7	Notwithstanding the provision of Clause 11.6 above, Koor may not Transfer, pursuant to Clause 11.6 above, in the aggregate, more than ~~950~~300,000 of the Koor Shares that are held by it:

11.7.1	unless Federmann Transfers ~~any~~ more than 650,000 of the Federmann Shares, except on a Transfer subject to Koor’s Tag-Along Right pursuant to Clause 9 above, and except for a Transfer to a person or entity, the Shares held by which are deemed as held by Federmann in accordance with the provisions of Clause 17.6 below; or

11.7.2	unless the quantity of the Federmann Shares together with the Koor Shares falls below 45% of the Company’s issued share capital, other than as a result of a breach of this Agreement by Koor.

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12.	Transfer of Shares and Obligations Pursuant to the Agreement

Without derogating from the other provisions of this Agreement, including Clause 7 above, it is agreed that on any Transfer of the Federmann Shares by Federmann that is subject to Koor’s Tag-Along Right under Clause 9 above, and on any Transfer of the Koor Shares by Koor that is subject to Federmann’s Right of First Refusal under Clause 11 above (hereinafter in this Clause 12 the “Shares Being Transferred”, and Koor and Federmann being respectively the “Transferor Party”), the following provisions shall apply:

12.1	If the Transferor Party wishes to Transfer all the Federmann Shares or all the Koor Shares, as the case may be, the Transferor Party may not do so and such a Transfer shall be ineffective unless the Transferor Party Transfers and assigns to the transferee the Shares Being Transferred (in this Clause 12 the “Purchaser”), together with the Transfer of the Shares Being Transferred, all the rights and obligations of the Transferor Party pursuant to this Agreement, and the Purchaser and the Transferor Party so confirm in writing to the other Party as provided in Clause 12.3 below. On completion of the assignment and Transfer of all the Transferor Party’s rights and obligations as aforesaid, the Transferor Party shall cease being a Party to this Agreement and shall be succeeded by the Purchaser.

12.2	If the Transferor Party wishes to Transfer only a portion of the Federmann Shares or only a portion of the Koor Shares, as the case may be, then the Transferor Party may not do so and such a Transfer shall be ineffective, unless, together with the Transfer of the Shares being Transferred, the Purchaser assumes all the obligations of the Transferor Party jointly and severally with the Transferor Party and confirms said obligation in writing to the other Party as provided in Clause 12.3 below. For the avoidance of doubt, it is clarified that the Transferor shall continue to be entitled as against the other Party to all the rights vested in the Federmann Shares or the Koor Shares, as the case may be, that are held by it.

12.3	In the event that Koor is the Transferor Party, Koor shall provide Federmann, together with the Sales Notice as mentioned in Clause 11.1 above, the written confirmation of Koor and the Purchaser as provided in Clause 12.1 above or the written confirmation of the Purchaser as provided in Clause 12.2 above, as the case may be, duly signed by the Purchaser and/or Koor, as the case may be.

In the event that Federmann is the Transferor Party, Federmann shall provide Koor, within 2 Business Days of signing an agreement with the Purchaser for the Transfer of the Offered Shares, as provided in Clause 9.4 or Clause 9.7 above, the written confirmation of the Purchaser, as provided in Clause 12.1 above or the written confirmation of Federmann and the Purchaser, as provided in Clause 12.2 above, as the case may be, duly signed by the Purchaser and/or Federmann, as the case may be.

12.4	In addition to the foregoing, even in a case or cases in which Federmann Transfers any of the Federmann Shares that are held by it, the Transfer of which is not subject to Koor’s Tag-Along Right pursuant to Clause 9 above, Federmann may, if it so desires, assign and Transfer its obligations pursuant to this Agreement or any of them so that the transferee of the Shares and Federmann shall be jointly and severally liable to Koor for all the obligations pursuant to this Agreement or a portion of them, in such proportion as determined between Federmann and the transferee of the Shares. For the avoidance of doubt, Federmann may exercise its right to assign and Transfer all or any of its obligations as provided in this Clause 12.4 together with a Transfer of any of the Federmann Shares, once or several times, in its discretion.

13.	Limitation on Restrictions and Rights

The limitations imposed with respect to a Share Transfer and the rights vested in the Parties in connection with a Share Transfer pursuant to Clauses 9 to 12 above only apply to the Federmann Shares and the Koor Shares, and those limitations and rights shall not apply with respect to other Shares in the Company that may be held by Federmann or Koor, as the case may be.

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14.	Tag-Along Right to Purchase

Should a Party to this Agreement (in this Clause 14 the “Purchasing Party”) directly or indirectly, including through subsidiaries and/or any trustee, acquire Shares of the Company for total consideration in excess of US$ 25 million (in this Clause 14 the “Purchased Shares”) from a Single Third Party, as defined in Clause 9.6 above (in this Clause 14 the “Seller”), whether or not on the Stock Exchange (in this Clause 14 the “Purchase Transaction”), the other Party to the Agreement (in this Clause 14 the “Other Party”) shall have a right to tag along on such Acquisition as aforesaid, on the terms of the Purchase Transaction, and to acquire a portion of the securities that are being purchased (in this Clause 14 the “Purchase Tag-Along Right”) in accordance with the provisions set out below:

14.1	The Purchasing Party shall provide the other Party written notice within 3 Business Days of the completion of the Purchase Transaction, detailing the terms of the Purchase Transaction that it has made, including the quantity of additional Shares, the price (which shall only be cash consideration), the payment terms, the Seller’s identity and every other material condition (in this Clause 14 the “Seller’s Notice”).

14.2	Within 14 Business Days of receiving the Purchaser’s notice, the Other Party shall give the Purchasing Party written notice if it is tagging along in the Purchase Transaction and of the quantity of Shares, out of the additional Shares, that it wishes to purchase, not exceeding such quantity the ratio between which it and the rest of the additional Shares is equal to the ratio:

(i)	if Koor is the Other Party—between the Koor Shares that are held by Koor on the date the Purchaser’s notice is given and the Federmann Shares that are held by Federmann on the date the Purchaser’s notice is given;

(ii)	if Federmann is the Other Party—between the Federmann Shares that are held by Federmann on the date the Purchaser’s notice is given and the Koor Shares that are held by Koor on the date the Purchaser’s notice is given.

14.3	Should the Other Party give the Purchasing Party Tag-Along notice at such time as mentioned in Clause 14.2 above, the Purchasing Party shall Transfer to the Other Party Shares of the Company in the quantity specified in the Tag-Along notice, Free and Clear, for the consideration and on the terms detailed in the Purchaser’s notice, all within 7 Business Days of the date of giving the Tag-Along notice.

15.	Term of the Agreement and Effect of the Agreement

15.1	This Agreement shall take effect on the First Closing Date. Should Stage ‘A’ of the Transaction (as the term is defined in the Deed of Sale) not be performed and completed by the end of 3 Business Days after the Stage ‘A’ Completion Deadline (as defined in the Deed of Sale), then this Agreement shall be null and void and ineffective, without either of the Parties having any claim, complaint or demand against the other.

15.2	This Agreement shall be in effect until the end of a period of 15 years from the date on which it enters into effect as provided in Clause 15.1 above or until such time as Federmann’s holdings of the Federmann Shares together with Koor’s holdings of the Koor Shares fall below 25% of the Company’s issued share capital, whichever is the earlier.

15.3	For the avoidance of doubt, it is clarified that this Agreement shall not come to an end if Koor or Federmann ceases to hold Koor Shares or the Federmann Shares, as the case may be, if together with a Transfer of the remainder of the Federmann Shares or the Koor Shares, as the case may be, the Transferor Party (as defined in Clause 12 above) Transferred and assigned all its rights and obligations pursuant to this Agreement to the Purchaser (as defined in Clause 12 above), and the provisions of this Agreement shall continue to apply and obligate the Purchaser and the Other Party.

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16.	Koor’s Withdrawal from the Controlling Interest

16.1	Koor may at any time from October 1, 2008, provide written notice to Federmann in which it shall inform Federmann of Koor’s desire to bring to an end its rights and obligations pursuant to Clauses 4, 6 (if Koor is entitled to rights pursuant to Clause 6 at that time), 7, 8, 9, 10, 11 (except for Clauses 11.6 and 11.7), 12, 13 and 14 of this Agreement (hereinafter in this Clause 16 the “Revoked Clauses”), and on the expiration of 6 months from the date on which Federmann is given Koor’s written notice as aforesaid (hereinafter in this Clause 16 the “Expiration Date”), all the Parties’ rights and obligations pursuant to the Revoked Clauses shall expire so that the sole rights and obligations that will continue to obligate and entitle the Parties pursuant to this Agreement shall be the rights and obligations in Clause 5 above and this Clause 16, all without prejudice to either of the Party’s rights to any relief in respect of a breach of any of the provisions of the Revoked Clauses that occurred prior to the Expiration Date.

16.2	Should such notice be given by Koor and to the extent that Federmann so wishes, the Parties shall discuss the possibility of Koor’s Shares that are held by Koor at that time being acquired by Federmann, alone or together with others, without the provisions of this Clause being such as to obligate either of the Parties to enter into such a purchase agreement or to permit Koor to Transfer the Koor Shares otherwise than in accordance with the provisions of Clauses 16.3 and 16.4 below.

16.3	As from the Expiration Date, Koor may Transfer all or any of the Koor Shares that are held by it in any way, either by a Stock Exchange sale or otherwise, including a distribution in kind to its shareholders, subject nevertheless to Federmann’s Right of First Offer as provided in Clause 16.4 below or in accordance with the provisions of Clauses 11.6 and 11.7 above.

16.4	Federmann’s Right of First Offer

16.4.1	As of the Expiration Date, Koor may not Transfer any of the Koor Shares unless it first gives Federmann written notice detailing the quantity of the Koor Shares that it wishes to transfer (hereinafter the “Offered Shares”).

16.4.2	Federmann may, but is not required to, within 14 Business Days of receiving Koor’s notice as aforesaid (hereinafter in this Clause 16.4 the “Offer Period”), provide Koor written notice (hereinafter in this Clause 16.4 “Federmann’s Notice”), informing Koor that it wishes to purchase from Koor the Offered Shares or the portion of them as specified by Federmann in Federmann’s Notice (hereinafter in this Clause 16. the “Shares for Purchase”) and the price per Share that it is willing to pay for those Shares (hereinafter in this Clause 16.4 the “Price Offered”).

16.4.3	Within 7 Business Days of Koor’s receiving Federmann’s Notice, Koor shall provide Federmann written notice (hereinafter in this Clause 16.4 the “Koor’s Notice”) if it agrees or if it does not agree to Transfer to Federmann the Shares for Purchase at the Price Offered. Should Koor inform Federmann in Koor’s Notice that it agrees to Transfer to Federmann the Shares for Purchase at the Price Offered, Koor shall Transfer to Federmann and Federmann shall accept from Koor a Transfer of the Shares for Purchase, and Federmann shall pay Koor the Price Offered, all by the expiration of 21 Business Days from the date Koor’s Notice is received by Federmann (hereinafter in this Clause 16.4 the “Completion Period”).

16.4.4

Should Koor inform Federmann in Koor’s Notice that it does not agree to Transfer to Federmann the Shares for Purchase at the Price Offered, Koor may Transfer the Shares for Purchase to a Third Party or Third Parties, but only at a price greater than the Price Offered on the same or more favorable payment terms to Koor than those specified in Clause 16.4.3 above, without any further obligation of Koor, all within 90 Business Days of the date Koor’s Notice is given. For the avoidance of doubt, to the extent that the Shares for Purchase have not been Transferred by Koor to a Third Party as aforesaid within 90

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Business Days of the date of Koor’s notice being provided, Koor may only Transfer the Shares for Purchase after again providing Federmann the Right of First Offer as provided in this Clause 16.4.

16.4.5	Should Federmann not provide Federmann’s Notice within the 14 Business Days mentioned in Clause 16.4.2 above or should Federmann state in Federmann’s Notice that it wishes to acquire only some of the Offered Shares or if the Transfer of the Shares for Purchase has not been completed by the end of the Completion Period, otherwise than due to a breach of contract by Koor, Koor may, within 90 Business Days of the date on which Koor’s Notice was provided as provided in Clause 16.4.3 above or from the end of the Completion Period, as the case may be, sell the Offered Shares (if Federmann’s Notice has not been provided as aforesaid) or that portion of them that are not included in the Shares for Purchase (if Federmann’s Notice is provided with respect to only a portion of the offered Shares).

16.4.6	For the purpose of Clauses 16.4.3 and 16.4.5 above, a Transfer of Shares by means of their distribution as a dividend in kind by Koor to its shareholders shall be deemed as a Transfer of Shares that is made on the date determining the rights to receive the dividend in kind by Koor’s shareholders, and such Transfer as aforesaid shall be deemed as though made at the average closing price of the Company’s shares on the Tel Aviv Stock Exchange in the 12 trading days before and in the 12 trading days after the date of giving Koor’s written notice as provided in Clause 16.4.1 above.

17.	Miscellaneous

17.1	This Agreement may be signed in several separate copies and each copy signed by one of the Parties shall be treated as an original and all together they shall be treated as a single, complete document.

17.2	No conduct by either of the Parties shall be deemed a waiver of any of its rights pursuant to this Agreement or by law or as its waiver of or acquiescence to in any breach or non-performance of any condition, unless the waiver, acquiescence, postponement, modification, cancellation or addendum has been done expressly and in writing.

17.3	This Agreement contains, embodies, merges and expresses all the terms and conditions agreed between the Parties on the matters mentioned herein. Any promises, guarantees, agreements, whether written or oral, undertakings or representations on the matters mentioned in this Agreement that were given or made by the Parties prior to the making of this Agreement that have not found specific expression herein shall not be deemed to augment, derogate from or modify the rights and obligations provided in this Agreement or deriving herefrom, and the Parties shall not be bound by them from the date of this Agreement (hereinafter “Revocation of the Obligations Preceding Signature”). It is hereby expressly agreed that the Revocation of the Obligations Preceding Signature shall be effective even in the event that this Agreement is revoked or rescinded for any reason. The foregoing shall not be such as to impair the effect of the Parties’ rights and obligations pursuant to the Sale [sic] Agreement.

17.4	For the avoidance of doubt, the provisions of the Shareholders Agreement between Koor and the Company, including wording that is different from the wording of this Agreement, shall not in any manner be applied in the interpretation of this Agreement. Without prejudice to the generality of the foregoing, the exchanges of documents between the Parties prior to the signature of this Agreement, including the drafts exchanged between them, shall have no significance in the interpretation of this Agreement.

17.5	Except as otherwise provided in this Agreement, the Parties’ rights and obligations pursuant to this Agreement are not assignable and/or transferable. The provisions of this Clause are not such as to affect Federmann’s right to exercise its right of first refusal as provided in Clause 11 above by means of any third party and/or third parties.

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17.6	In this Agreement any person or entity shall be deemed as holding all the Shares held by it, directly or indirectly and, without prejudice to the generality of the foregoing, all the Shares held, directly or indirectly, by any related entity and by any member of his family, as they are defined in the Securities Law, 5728-1968; and also all the Shares that are held by any person and/or entity that is construed in accordance with the provisions of the Securities Law, 5728-1968 as holding Shares of the Company together with that person or entity and also all the Shares held through a trustee and/or registration company, and also all the Shares that are held by another shareholder of the Company who is jointly and severally liable with a Party to this Agreement for the obligations pursuant to this Agreement. Nevertheless, a Party to this Agreement shall not, for the purpose of this Agreement, be treated as holding Shares that are held by the other Party to this Agreement.

17.7	This Agreement shall be governed by the laws of the State of Israel, without taking into account its choice of law rules. Exclusive jurisdiction on all matters relating to this Agreement or deriving herefrom is vested in the competent courts in the City of Tel Aviv-Jaffa and in them alone.

17.8	Each of the Parties to this Agreement shall bear the legal expenses that it is charged in respect of this Agreement.

17.9	An obligation to vote by virtue of all of a Party’s Shares in the Company in connection with any resolution in any way also includes the obligation to participate in the vote by virtue of all those Shares, and not to vote for any further or other proposed resolution that is such as to contradict, cancel or diminish said resolution.

17.10	Without being such as to impose any further limitations on the Transfer of Shares other than that expressly provided in this Agreement, each of the Parties undertakes to act in good faith towards the other and not, by act or omission, to cause the frustration of this Agreement’s provisions or any of them and/or to make them unrealizable.

17.11	The Parties hereto may extend any time specified in this Agreement, either once or several times, by written notice signed by two officers of each Party to this Agreement, without any further approval being necessary.

18.	Notices

18.1	The Parties’ addresses for the purpose of this Agreement are as set out in the heading hereto or any other address in Israel of which one Party gives the other written notice.

18.2	Any notice pursuant to this Agreement shall be in writing and be sent by registered mail or personal delivery by messenger to the address of the relevant Party, as mentioned in Clause 18.1 above, and that address shall in all respects in connection with this Agreement also be the address of that Party for the service of court process.

18.3	Notice that is sent shall be treated as having reached the addressee and come to its knowledge within five Business Days if sent by registered mail or, if delivered in person by messenger by 17:00 hours on any Business Day, it shall be treated as received on the Business Day after delivery.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

(signed)		(signed)
Koor Industries Ltd.		Federmann Enterprises Ltd.
(signed)
Heris Aktiengesellschaft

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ANNEX D-3

TRANSLATION OF KOOR—FEL AMENDMENT AGREEMENT

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[TRANSLATED FROM THE HEBREW ORIGINAL]

AMENDMENT TO SHARE TRANSFER DEED

AND SHAREHOLDERS’ AGREEMENT

Made and signed in Tel Aviv on the 6th day of July 2005

BETWEEN:	1.	FEDERMANN ENTERPRISES LTD. Private Company Number 512278391 (hereinafter referred to as “Federmann Enterprises”)

	2.	HERIS AKTIENGESELLSCHAFT Private Company Number 560021966 (hereinafter referred to as “Heris”)

		whose address for the purpose of this agreement only is: 99 Hayarkon Street, Tel Aviv

		(hereinafter jointly and severally referred to as “Federmann”)

of the one part

AND:	KOOR INDUSTRIES LTD.
Public Company Number 520014143

of 14 Hamelacha Street, Afek Industry Park, Rosh Ha’ayin 48091

(hereinafter referred to as “Koor”)

of the other part

(hereinafter referred to as the “parties”)

WHEREAS	on 27 December 2004 Federmann Enterprises and Koor executed a share transfer deed (hereinafter referred to as the “Federmann-Koor Deed”), pursuant to which it was agreed, inter alia, that Federmann Enterprises would sell and transfer to Koor, in two stages, 4,000,000 (four million) ordinary shares constituting, on the date of signing the Federmann-Koor Deed, approximately 9.8% of the issued and paid-up share capital of Elbit Systems Ltd. (hereinafter referred to as the “Company”), all subject to and in accordance with the provisions of the Federmann-Koor Deed;

WHEREAS	on 30 March 2005 Federmann Enterprises and Koor agreed to extend Stage “A” Completion Deadline (as such expression is defined in the Federmann-Koor Deed);

WHEREAS	on 18 April 2005 a further protocol was executed between Federmann Enterprises and Koor pursuant whereto they agreed to extend certain deadlines prescribed in the Federmann-Koor Deed (hereinafter referred to as the “Protocol”);

WHEREAS	on 18 April 2005 Stage “A” of the Transaction (as such term is defined in the Federmann-Koor Deed) was implemented and Federmann Enterprises sold and transferred the Stage “A” Shares (as such term is defined in the Federmann-Koor Deed) to Koor;

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WHEREAS	on 27 December 2004 the parties signed a shareholders’ agreement that entered into force on 18 April 2005 (hereinafter referred to as the “Shareholders’ Agreement”);

WHEREAS	before the implementation of Stage “B” of the Transaction (as such term is defined in the Federmann-Koor Deed prior to this Amendment), the parties agree to reduce the quantity of Stage “B” Shares (as such term is defined in the Federmann-Koor Deed, prior to this Amendment) being transferred and sold from Federmann Enterprises to Koor, such that instead of 1,840,000 (one million eight hundred and forty thousand) ordinary shares of the Company, Koor will purchase from Federmann Enterprises, in Stage “B” of the Transaction, 1,000,000 (one million) ordinary shares of the Company only, such that the total number of shares Koor has purchased and shall purchase from Federmann Enterprises pursuant to the provisions of the Federmann-Koor Deed, including the amendments thereto, shall be 3,160,000 (three million one hundred and sixty thousand) ordinary shares of the Company only;

WHEREAS	the parties agree that the implementation of Stage “B” of the Transaction (as such term is defined in the Federmann-Koor Deed) shall not be subject to any condition precedent, and shall be implemented independently and regardless of the Elbit-Koor Deed Stage “B” (as such term is defined in the Federmann-Koor Deed), prior to its amendment pursuant hereto);

WHEREAS	the parties accordingly wish to amend the Federmann-Koor Deed and the Shareholders’ Agreement, as set forth herein;

NOW, THEREFORE, IT IS WARRANTED, PROVIDED AND AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.	The recitals to this Amendment constitute an integral part hereof.

2.	The terms and definitions adopted in this Amendment shall have the meanings attributed to them in the Federmann-Koor Deed, after its amendment pursuant hereto, unless expressly stated otherwise.

3.	Each of the parties warrants and undertakes as follows:

3.1	that it is authorized to execute this Amendment and perform its obligations pursuant hereto and that those signing this Amendment on its behalf are legally authorized to bind it;

3.2	that there is no impediment at law and/or pursuant to its incorporation documents and/or pursuant to any court order or instruction and/or any contract and/or consent and/or agreement to which it is a party to its executing this Amendment and performing all its obligations pursuant hereto;

3.3	that it has all the approvals and consents required for the purpose of executing and implementing this Amendment.

4.	The parties agree to effect the amendments to the Federmann-Koor Deed, as marked with revision marks on the Federmann-Koor Deed annexed hereto as Appendix “A1” and constituting an integral part hereof. In addition, for the parties’ convenience, a clean copy (without revision marks) of the Federmann-Koor Deed, after its amendment pursuant hereto, is annexed hereto as Appendix “A2”. In the event of any conflict between the provisions of Appendix “A1” hereto and the provisions of Appendix “A2” hereto, only the provisions of Appendix “A1” shall apply to and bind the parties.

5.	The parties agree to effect all the amendments in the Shareholders’ Agreement, as marked with revision marks on the Shareholders’ Agreement annexed hereto as Appendix “B1” and constituting an integral part hereof. In addition, for the parties’ convenience, a clean copy (without revision marks) of the Shareholders’ Agreement, after its amendment pursuant hereto, is annexed hereto as Appendix “B2”. In the event of any conflict between the provisions of Appendix “B1” hereto and the provisions of Appendix “B2” hereto, only the provisions of Appendix “B1” shall apply to and bind the parties.

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6.	In the event of any contradiction between the provisions of the Federmann-Koor Deed, the provisions of the Shareholders’ Agreement and the provisions of this Amendment, the provisions of the Amendment shall prevail, unless expressly stated otherwise, provided that the provisions of the Federmann-Koor Deed and the provisions of the Shareholders’ Agreement, that have not been expressly amended in this Amendment and its appendices, shall remain unchanged.

As witness whereof the parties have duly executed this Amendment

(signed)	(signed)
Koor Industries Ltd.	Federmann Enterprises Ltd.

By: Jonathan Kolber, Danny Biran	By: Michael Federmann, Dov Ninveh

(signed)
Heris Aktiengesellschaft

By: Michael Federmann

Advocate’s certificate

I, Shlomo Heller, Adv., hereby certify that Messrs Jonathan Kolber and Danny Biran, jointly, are authorized to sign, on behalf of Koor Industries Ltd., this deed and the documents ancillary thereto or required for the object of implementing it.

(signed)
Shlomo Heller, Adv.

Advocate’s certificate

I, Michal Bachrach, Adv., hereby certify that Messrs Michael Federmann and Dov Ninveh, jointly, are authorized to sign, on behalf of Federmann Enterprises Ltd, this deed and the documents ancillary thereto or required for the object of implementing it.

(signed)
Michal Bachrach, Adv.

Advocate’s certificate

I, Michal Bachrach, Adv., hereby certify that Mr. Michael Federmann is authorised to sign, on behalf of HERIS AKTIENGESELLSCH, this Deed and the documents ancillary thereto or required for the object of implementing it.

(signed)
Michal Bachrach, Adv.

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ANNEX E

TRANSLATION OF FAIRNESS OPINION FOR THE ELISRA ACQUISITION

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[TRANSLATION FROM THE HEBREW ORIGINAL]

GIZA-SINGER-EVEN LTD.

5 July 2005

To:

The Board of Directors of Elbit Systems Ltd. (Elbit”)

3 Azrieli Center

Tel Aviv

Dear Members of the Board of Directors,

Subject: Fairness Opinion for the Transaction to Purchase

the Controlling Shares of Elisra Electronic Systems Ltd. (“Elisra”) (the “Transaction”)

1.	We have been asked by you to express our professional opinion on the fairness of the planned Transaction under which Elbit will purchase from Koor Industries Ltd. (“Koor”) all of Koor’s holdings in Elisra (70%), in consideration of US$70 million.

The opinion focuses on whether the price stated in the Transaction reflects from an economic standpoint fair and reasonable consideration, so far as Elbit is concerned, for Koor’s holdings in Elisra.

2.	For the purpose of preparing our opinion we have, inter alia, relied on audited financial statements, interim financial statements, pricing reports, internal presentations regarding Elisra and surveys about Elisra’s markets and other documents given to us for the preparation of the opinion.

3.	For the purpose of preparing our opinion we have met management representatives of Elisra and Elbit. In addition, we have relied on data and other explanations that we have obtained from management representatives of Elisra, including with respect to the material companies held by it, on general information that we have obtained from management representatives of Elbit in connection with the business environment in which Elisra operates and on public data and surveys that have been published about the company and the business areas in which it operates.

4.	The opinion does not include a position or recommendation as to whether to perform the Transaction described above, and the opinion does not constitute a recommendation to Elbit’s shareholders and other holders of shares as to how to vote at the general meeting in connection with the Transaction. This opinion does not constitute an evaluation of the assets of Elisra but rather relates to its activities as a whole.

5.	We have relied on sources that appear reliable to us, and nothing that might indicate that the data used by us is unreasonable has come to our attention. Nevertheless, we have not independently examined the data, and our work therefore does not constitute verification or confirmation of the correctness, completeness or accuracy of the data.

6.	An economic appraisal should reasonably and fairly reflect a given situation at a particular time on the basis of known data and with reference to basic assumptions and forecasts that have been estimated on the basis of that information.

7.	We have in the past performed for payment various economic works for Elbit, Koor, Federmann Enterprises and/or companies held by them.

8.	We hereby certify that we have no personal interest in Elbit and/or Koor and/or Elisra and/or Federmann Enterprises and that we have no personal interest in the described Transaction, apart from receiving professional fees with respect to the services that are to be provided by our company. It should be clarified that we were not party to negotiations in the described Transaction.

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9.	In connection with the opinion, Elbit has undertaken to indemnify Giza Singer Even Ltd. (“Giza Singer Even”), as set out in the document signed between Giza Singer Even and Elbit, pursuant to which if a claim is brought against Giza Singer Even in a legal or any other proceeding by a third party in connection with the performance of the services provided by it, Elbit will bear two-thirds of the reasonable expenses up to aggregate overall expenses of US$150,000 (one hundred and fifty thousand US dollars) (namely Giza Singer Even will bear expenses up to a maximum of US$50,000 (fifty thousand US dollars)), and all reasonable expenses exceeding US$150,000 (one hundred and fifty thousand US dollars), that Giza Singer Even pays or is required to pay in connection with any claim, demand or other proceedings the cause whereof derives from or is connected with, directly or indirectly, the services that have been provided by Giza Singer Even in accordance with said document. Elbit will be under no duty of indemnity if it is held that Giza Singer Even acted fraudulently in connection with the provision of the services.

10.	Having examined the documents and followed the procedures mentioned in clauses 2 and 3, we estimate, to the best of our professional knowledge, that Elbit’s Transaction for the purchase of Elisra in accordance with all its conditions, is fair and reasonable so far as Elbit and all of its shareholders are concerned.

11.	The opinion does not express a view on the price of the Elisra shares and/or Elbit and/or any company related to any of them are traded either on or after the giving of our opinion and/or on or after the notice of the Transaction’s approval or performance.

12.	We hereby agree that our opinion herein may be included and/or mentioned in reports to be given in connection with the Transaction by Elbit in accordance with the duties of disclosure owed by it under securities laws in the United States and Israel or any statute and/or law that replaces and/or augments them, including in any amended and/or other report that Elbit is legally required to file. Moreover, Elbit may make use of the opinion in the proceedings relating to the Transaction’s approval and in the meetings necessary to that end and before any person, entity and/or authority that it deems fit.

Yours faithfully,

(Signed)

Yuval Silberstein

Giza Singer Even Ltd.

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